As filed with the U.S. Securities and Exchange Commission on October 23, 2026

Securities Act File No. 333-294795

Investment Company Act File No. 811-23832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 2 ☒

and

THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 10 ☒

JPMORGAN PRIVATE MARKETS FUND

(Exact name of Registrant as specified in Charter)

390 Madison Avenue

New York, New York 10017

(Address of Principal Executive Offices)

1-800-480-4111

(Registrant’s Telephone Number, Including Area Code)

Ashmi Mehrotra

390 Madison Avenue

New York, New York 10017

(Name and Address of agent for service)

COPY TO:

Rajib Chanda

Ryan P. Brizek

Neesa Patel Sood

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☒	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form N-2 (File Nos. 333-294795 and 811-23832) (the “Registration Statement”) of JPMorgan Private Markets Fund (the “Registrant”) is being filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended, to (i) reflect Class A shares, a new share class of the Fund, and (ii) make certain other changes to the Registrant’s Prospectus and Statement of Additional Information.

This Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C information relating to the Registrant.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Preliminary Prospectus

Subject to Completion, dated October 23, 2026

JPMORGAN PRIVATE MARKETS FUND

Class S Shares

Class D Shares

Class I Shares

Class A Shares

JPMorgan Private Markets Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company with limited operating history. J.P. Morgan Investment Management Inc. serves as the Fund’s investment adviser (the “Adviser”) and is responsible for making investment decisions for the Fund’s portfolio.

The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund invests primarily in an actively managed portfolio of private equity and other private assets (collectively, “private market investments”). The Fund’s private market investments focus on private equity strategies including private equity and venture capital. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private equity funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions (a) from investors in these Portfolio Funds, and/or in connection with a restructuring transaction of a Portfolio Fund and (b) in connection with single- and multi-asset continuation vehicles (together, “Secondary Investments”); (ii) indirect investments in the equity of private companies, alongside private equity funds and/or other private equity firms via special purpose vehicles (“Co-Investments”); and (iii) primary investments in newly formed Portfolio Funds (“Primary Investments”). The Fund invests principally in Secondary Investments and Co-Investments and, to a lesser extent, Primary Investments, although the allocation among those types of investments and other investments may vary from time to time.

To manage the liquidity of its investment portfolio, the Fund also invests a portion of its assets in a portfolio of short-term debt securities, unaffiliated money market securities, one or more money market funds advised by the Adviser or its affiliates (“affiliated money market funds”), cash and/or cash equivalents (“Liquid Assets”).

This prospectus (the “Prospectus”) applies to the offering on a continuous basis of four separate classes of shares of beneficial interest in the Fund (“Shares”) designated as Class A, Class S, Class D and Class I Shares. The Shares are generally offered on the first business day of each month at the net asset value (“NAV”) per Share on that day. No person who is admitted as a shareholder of the Fund (a “Shareholder”) will have the right to require the Fund to redeem its Shares.

	Per Class A Share	Per Class S Share	Per Class D Share	Per Class I Share	Total
Public Offering Price(1)	Current NAV	Current NAV	Current NAV	Current NAV	Amount invested at NAV
Sales Load(2)	Up to 3.50%	None	None	None
Proceeds to the Fund	Current NAV less applicable sales load	Current NAV	Current NAV	Current NAV	Amount invested at NAV

(continued on inside of front cover)

The date of this prospectus is [    ], 2026

(1)

J.P. Morgan Institutional Investments Inc. (“JPMII”), an affiliate of the Adviser, acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. JPMII is not obligated to sell any specific number of shares, nor have arrangements been made to place shareholders’ funds in escrow, trust, or similar arrangement. Class A Shares are continuously offered at a price per share equal to the NAV per share plus any applicable sales load. Class S Shares, Class D Shares and Class I Shares are continuously offered at a price per share equal to the NAV per share for such class. The NAV of each class within the Fund varies, primarily because each class has different class-specific expenses such as distribution and servicing fees. Generally, the stated minimum investment by an investor in the Fund is $25,000 with respect to Class A Shares, Class S Shares and Class D Shares and, except as otherwise noted, $1,000,000 with respect to Class I Shares. Specific to registered investment advisers and other eligible financial intermediary fee-based accounts, the minimum initial investment for Class I Shares is $100,000. The stated minimum investment for Class I Shares may be reduced for certain investors as described under “Purchasing Shares.” The minimum additional investment in the Fund is $10,000. The Fund may, in its sole discretion, accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000. Financial intermediaries may impose higher minimums.

(2)

For Class A Shares, an upfront sales load charge of up to 3.50% will be applied to purchases. For some investors, the sales load may be waived or reduced. The full amount of sales load may be reallowed to brokers or dealers participating in the offering. No upfront sales load will be paid with respect to Class S Shares, Class D Shares or Class I Shares, however, if you buy Class S Shares or Class D Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that financial intermediaries limit such charges to a 1.5% cap on NAV for Class D Shares and a 3.5% cap on NAV for Class S Shares. Financial intermediaries will not charge such fees on Class I Shares. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. Please consult your financial intermediary for additional information.

The Fund has received an exemptive order from the Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of shares. The Fund offers four separate classes of Shares designated as Class A, Class S, Class D and Class I Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

Investments in the Fund in this offering may be made only by eligible investors that are “qualified clients” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended.

An investment in the Fund is speculative with a substantial risk of loss. The Fund and the Adviser do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. You should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to invest in the Fund.

•	The Fund has limited operating history.

•

Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Shares are subject to limitations on transferability, and liquidity will be provided only through limited repurchase offers. Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor’s option nor will they be exchangeable for shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares. The Adviser intends to recommend that, in normal market circumstances, the Fund’s Board of Trustees conduct quarterly repurchase offers of no more than 5% of the Fund’s net assets.

•	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•

Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s agreement and declaration of trust, as amended from time to time.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the sale of assets, borrowings, return of capital, offering proceeds or from temporary waivers or expense reimbursements borne by the Adviser or its affiliates that may be subject to reimbursement to the Adviser or its affiliates.

•

The Fund invests in private market investments, including Portfolio Funds. Portfolio Funds are subject to certain risks, including risks related to illiquidity, indirect fees, valuation, limited operating histories, and limited information regarding underlying investments. See “Risks—Risks of Investing in Private Market Investments.” In connection with the Fund’s investments in Portfolio Funds, the Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

You should rely only on the information contained in this Prospectus and the Fund’s Statement of Additional Information. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this Prospectus, which concisely sets forth information about the Fund, before deciding whether to invest in the Shares and retain it for future reference. A Statement of Additional Information (the “SAI”), dated [    ], 2026, containing additional information about the Fund, has been filed with the SEC and, as amended from time to time, is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI, as well as free copies of the Fund’s Annual and Semi-Annual Reports to Shareholders (“Shareholder Reports”) and other information about the Fund by calling 1-800-480-4111, by writing to the Fund at 390 Madison Avenue, New York, New York 10017 or by visiting www.jpmorganfunds.com. You can get the same information for free from the SEC’s website, https://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, a security in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction.

The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

JPMII, an affiliate of the Fund and the Adviser, acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of JPMII is 270 Park Avenue, New York, NY 10017.

SUMMARY OF OFFERING TERMS

The following information is only a summary and does not contain all of the information that you should consider before investing in JPMorgan Private Markets Fund (the “Fund”). You should carefully read the more detailed information appearing elsewhere in this Prospectus, the Statement of Additional Information and the agreement and declaration of trust of the Fund (the “Declaration of Trust”), each as amended from time to time.

The Fund

The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company with limited operating history. The Fund sells its shares of beneficial interest (“Shares”) in this offering only to eligible investors that are “qualified clients” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Fund has received an exemptive order from the Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of shares. The Fund offers four separate classes of Shares designated as Class A, Class S, Class D and Class I Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Board is comprised of four trustees (“Trustees”), three of whom are not “interested persons” (as defined in the 1940 Act) of the Fund (“Independent Trustees”). The Board is responsible for overseeing the overall management of the Fund, including supervision of the duties performed by the Adviser.

The Investment Adviser

J.P. Morgan Investment Management Inc., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser (the “Adviser”).

Investment Objective and Strategy

The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund invests primarily in an actively managed portfolio of private equity and other private assets (collectively, “private market investments”). The Fund’s private market investments focus on private equity strategies including private equity and venture capital. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private equity funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions (a) from investors in these Portfolio Funds, and/or in connection with a restructuring transaction of a Portfolio Fund and (b) in connection with single- and multi-asset continuation vehicles (together, “Secondary Investments”); (ii) indirect investments in the equity of private companies, alongside private equity funds and/or other private equity firms via special purpose vehicles (“Co-Investments”); and (iii) primary investments in newly formed Portfolio Funds (“Primary Investments”). The Fund expects to invest principally in Secondary Investments, Co-Investments and, to a lesser extent, Primary Investments, although the allocation among those types of investments and other investments may vary from time to time.

To manage portfolio liquidity, the Fund may also have exposure to privately placed debt securities and other yield-oriented investments, including without limitation 144A securities, syndicated and other floating rate senior secured loans issued in private placements by U.S. and foreign corporations, partnerships and other business entities, privately placed bank loans, restricted securities, and other securities and instruments issued in transactions exempt from the registration requirements of the Securities Act (“Private Credit Investments”). The Fund may invest in Private Credit Investments indirectly through investment vehicles, including but not limited to affiliated or unaffiliated mutual funds and ETFs.

The Adviser manages the Fund’s asset allocation and private equity investment decisions with a view towards managing liquidity and maintaining a high level of investment in private markets. The Fund’s asset allocation and amount of private market investments may be based, in part, on anticipated future distributions from private market investments. The Adviser may also take other anticipated cash flows into account, such as those relating to new subscriptions into the Fund, the repurchase of Shares through periodic tenders by shareholders of the Fund (“Shareholders”) and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including historical private equity data, actual portfolio observations and qualitative forecasts by the Adviser.

To manage the liquidity of its investment portfolio, the Fund also invests a portion of its assets in a portfolio of short-term debt securities, unaffiliated money market securities, one or more money market funds advised by the Adviser or its affiliates (“affiliated money market funds”), cash and/or cash equivalents (“Liquid Assets”). To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Fund may sell certain of its assets. The Fund seeks to hold an amount of Liquid Assets and other liquid investments consistent with prudent liquidity management. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets and other liquid investments.

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private market investments. For purposes of this policy, private market investments include Secondary Investments, Co-Investments, Primary Investments and Private Credit Investments. The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in Portfolio Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire a private market investment, in each case that the Fund reasonably expects to be called in the future, as qualifying private market investments for purposes of its 80% policy. The Fund’s 80% policy is non-fundamental and can be changed without Shareholder approval upon 60 days’ prior notice, provided that the Fund provides such notice in advance of a tender offer and such tender offer is not oversubscribed.

The Fund is permitted to borrow money or issue debt securities in an amount up to 33 1/3% of its total assets in accordance with the 1940 Act. The Fund may establish one or more credit lines to borrow money for a range of purposes, including to provide liquidity for capital calls by Portfolio Funds and Co-Investments, to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and to otherwise satisfy Fund obligations, or for investment purposes. There is no assurance, however, that the Fund will be able to enter into a credit line or that it will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. The Fund’s use of leverage may increase or decrease from time to time in its discretion and the Fund may, in the future, determine not to use leverage. See “Risks—The Fund may be subject to leverage risk.”

The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. The Fund makes investments directly and indirectly and has formed wholly-owned subsidiaries through which it makes investments and may form additional subsidiaries in the future (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Subsidiaries may be used in order to pursue the Fund’s investment objective and strategies in a manner that will enable it to comply with certain U.S. federal income tax requirements or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any Subsidiary’s investments.

The Fund’s asset allocation and amount of private market investments may be based, in part, on anticipated future capital calls and distributions from such investments. This may result in the Fund making commitments to private market investments in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase.

There can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful.

Principal Risk Factors

The following are certain principal risk factors that relate to the operations and terms of the Fund. These considerations, which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund, should be carefully evaluated before determining whether to invest in the Fund. The Fund’s investment program is speculative and entails substantial risks. The following risks may be directly applicable to the Fund or may be indirectly applicable through the Fund’s private market investments. In considering participation in the Fund, prospective investors should be aware of certain principal risk factors, including the following:

Risks of Investing in Private Market Investments

Risks of Private Equity Strategies. The Fund’s investment portfolio includes Secondary Investments, Co-Investments and Primary Investments. The Portfolio Funds and special purpose vehicles that the Fund invests in hold securities issued primarily by private companies. Operating results for private companies in a specified period may be difficult to determine. Such investments involve a high degree of business and financial risk that can result in substantial losses.

Less information may be available with respect to private company investments and such investments offer limited liquidity. Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, there is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest also may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, investments in private companies generally are in restricted securities that are not traded in public markets and subject to substantial holding periods. There can be no assurance that the Fund will be able to realize the value of such investments in a timely manner.

Private equity investments are subject to general market risks. Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid too much for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.

Access to private equity investment opportunities is limited. There can be no assurance that the Adviser will be able to secure interests on behalf of the Fund in all of the investment opportunities that it identifies for the Fund, or that the size of the interests available to the Fund will be as large as the Adviser would desire.

In addition, certain provisions of the 1940 Act prohibit the Fund from engaging in transactions with the Adviser and its affiliates; however, unregistered funds also managed by the Adviser are not prohibited from the same transactions. The 1940 Act also imposes significant limits on investments in certain privately placed securities in aggregated transactions with affiliates of the Fund. The Adviser will not cause the Fund to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms) unless such investments are not prohibited by Section 17(d) of the 1940 Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance or unless made in accordance with an exemptive order the Adviser, the Fund and certain funds advised by the Adviser have received from the SEC that permits the Fund to, among other things and subject to the conditions of the order, invest in certain privately placed securities in aggregated transactions alongside certain funds advised by the Adviser, where the Adviser negotiates certain terms of the private placement securities to be purchased (in addition to price-related terms). The conditions contained in the exemptive order may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect the Fund’s ability to achieve the desired investment returns.

The Fund is subject to the risks of its Portfolio Funds. The Fund’s investments in Portfolio Funds are subject to a number of risks. Portfolio Fund interests are expected to be illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly. Some of the Portfolio Funds in which the Fund invests may have only limited operating histories. Although the Adviser seeks to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds and the illiquid nature of their investments, investors typically will see negative returns in the early stages of Portfolio Funds. Then as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful. This is often referred to as the J-curve.

Portfolio Fund interests are ordinarily valued based upon valuations provided by the manager or general partner of a Portfolio Fund (a “Portfolio Fund Manager”), which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund Managers. The Adviser reviews and performs due diligence on the valuation procedures used by each Portfolio Fund Manager and monitors the performance information provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund Managers.

The Fund pays asset-based fees, and, in most cases, is subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the Advisory Fee and

Incentive Fee. In addition, performance-based fees charged by Portfolio Fund Managers may create incentives for the Portfolio Fund Managers to make risky investments, and may be payable by the Fund to a Portfolio Fund Manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative. Moreover, a Shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund.

The Fund is subject to the risks associated with its Portfolio Funds’ underlying investments. The investments made by the Portfolio Funds entail a high degree of risk and in most cases are highly illiquid and difficult to value. The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.

The Fund may have limited Secondary Investment opportunities. The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds. In such instances, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. Moreover, there is no assurance that the Fund will be able to purchase interests at attractive discounts to net asset value, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund. The acquisition of Secondary Investments generally requires the consent of the Portfolio Fund Manager of such Secondary Investment, and there can be no assurance that the Fund will be able to obtain such consent. When the Fund acquires Secondary Investments, it is expected that the Fund will not have had the opportunity to negotiate the terms of the investment or other special rights or privileges, and the Fund may acquire an interest in a Secondary Investment that contains terms that are disadvantageous for legal, tax, regulatory, or other reasons.

There is significant competition for Secondary Investments. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.

The Fund’s investments in Secondary Investments typically will include an unfunded portion where the Fund commits to invest equity in a Portfolio Fund in the future, as will the Fund’s primary investments in Portfolio Funds. Similarly, the Fund’s Co-Investments may include an unfunded commitment to invest equity in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Portfolio Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments, as part of its risk management process to seek to ensure the Fund will have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitments to invest equity in Portfolio Funds and special purpose vehicles that acquire private market investments as they come due.

Regulatory changes may adversely affect private equity funds. The legal, tax and regulatory environment for private equity funds is evolving, and it is possible that any future changes may have a materially adverse effect on the ability of Portfolio Funds to pursue their investment strategies. Any regulatory changes that adversely affect a Portfolio Fund’s ability to implement its investment strategies could have a material adverse impact on the Portfolio Fund’s performance, and thus on the Fund’s performance.

In-kind distributions from Portfolio Funds or Co-Investments may be held for an indefinite period. The Fund may receive in-kind distributions of securities from Portfolio Funds or Co-Investments. There can be no assurance that securities distributed in kind by Portfolio Funds or Co-Investments to the Fund will be readily marketable or saleable. The Fund may be required to, or the Adviser, in its sole investment discretion, may determine to, hold such securities for an indefinite period. Timing of sales is subject to position size considerations, market liquidity, and other factors considered in the sole investment discretion of the Adviser. The Fund may incur additional expense in connection with any disposition of such securities.

There are additional risks associated with Co-Investments. There can be no assurance that the Fund will be given Co-Investment opportunities, or that any specific Co-Investment offered to the Fund would be appropriate or attractive to the Fund in the Adviser’s judgment. Many entities compete with the Fund in pursuing Co-Investments. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. As a result of this competition and regulatory restrictions, the Fund may not be able to pursue attractive Co-Investment opportunities from time to time. In addition, the Fund’s ability to dispose of Co-Investments may be more limited than the Fund’s ability to dispose of Secondary Investments or Primary Investments.

The Fund’s private markets investments may be subject to risks associated with a lead investor. The Fund’s ability to realize a profit on such private markets investments will be particularly reliant on the expertise of the lead investor in the transaction. While due diligence will be conducted on private investment opportunities, where the Fund invests alongside an unaffiliated lead investor, the Adviser may be more reliant on the lead investor’s diligence. In addition, the Adviser may have little to no opportunity to negotiate the terms of such private investments. The Fund generally will rely on the lead investor or sponsor offering such private investment opportunity to perform certain due diligence on the relevant investment and to negotiate certain terms of the investment.

The Fund is subject to additional risks associated with different investments, including its investments in Liquid Assets. For information about those risks, see “Other Investment Risks” and “Other Risks” under the “Risks” section starting on page 41 of the Prospectus.

General Risks of Investing in the Fund

The Fund and the Portfolio Funds are subject to general investment risks. There is no assurance that the investments held by the Fund will be profitable, that there will be proceeds from such investments available for distribution to Shareholders, or that the Fund will achieve its investment objective. An investment in the Fund is speculative and involves a high degree of risk.

The Fund and the Portfolio Funds are subject to risks associated with market and economic downturns and movements. Investments made by the Fund may be materially affected by market, economic and political conditions in the United States and in the non-U.S. jurisdictions in which its investments operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the control of the Adviser and could adversely affect the liquidity and value of the Fund’s investments and reduce the ability of the Fund to make new investments.

Limited Operating History. The Fund is a diversified, closed-end management investment company with limited operating history. While members of the Adviser’s Private Equity Group (the “Private Equity Group”) who are active in managing the Fund’s investments have substantial experience in private markets investments, the Fund has limited historical financial statements and other meaningful operating or financial data on which potential investors may evaluate the Fund and its performance.

The Fund is subject to conflicts of interest. An investment in the Fund is subject to a number of actual or potential conflicts of interest. For example, the Adviser and/or its affiliates provide a variety of different services to the Fund, for which the Fund compensates them. As a result, the Adviser and/or its affiliates have an incentive to enter into arrangements with the Fund, and face conflicts of interest when balancing that incentive against the best interests of the Fund. The Adviser and/or its affiliates also face conflicts of interest in their service as investment adviser to other clients, and, from time to time, make investment decisions that differ from and/or negatively impact those made by the Adviser on behalf of the Fund. In addition, affiliates of the Adviser provide a broad range of services and products to their clients and are major participants in the global currency, equity, commodity, fixed-income and other markets. In certain circumstances, by providing services and products to their clients, these affiliates’ activities will disadvantage or restrict the Fund and/or benefit these affiliates and may result in the Fund forgoing certain investments that it would otherwise make. Furthermore, from time to time, the investment activities of the Fund will be restricted because of regulatory requirements applicable to the Adviser (or its affiliates) or its internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements. There may be periods when the Adviser could preclude the Fund from purchasing particular securities or financial instruments (or limit the amount the Fund may invest), even if such securities or financial instruments would otherwise meet the Fund’s objectives. For example, the Fund’s ability to participate in private market investments may be limited or precluded due to internal restrictions in place at the Adviser designed to avoid affiliation under the 1940 Act between the Fund and/or the Adviser and its affiliates and an issuer. These same restrictions may not apply to other accounts or pooled investment vehicles managed by the Adviser that are not subject to the 1940 Act. An inability to receive the desired allocation to potential investments may affect the Fund’s ability to achieve the desired investment returns. The Adviser may also acquire material non-public information which would negatively affect the Adviser’s ability to transact in securities for the Fund. See “Potential Conflicts of Interest” below.

The Board may change the Fund’s investment objective and certain strategies without Shareholder approval. The Board has the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice and without Shareholder approval (except as required by the

1940 Act or other applicable laws). The Fund cannot predict the effects that any changes to its current operating policies and strategies would have on the Fund’s business, operating results and value of its Shares. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.

The Fund is actively managed and subject to management risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Fund may be subject to a relatively high level of management risk because the Fund invests in private market investments. The Fund’s allocation of its investments across Portfolio Funds, Co-Investments and other portfolio investments representing various strategies, geographic regions, asset classes and sectors may vary significantly over time based on the Adviser’s analysis and judgment. It is possible that the Fund will focus on an investment that performs poorly or underperforms other investments under various market conditions.

The Fund’s performance depends on the Adviser and key personnel. The Fund does not and will not have any internal management capacity or employees and depends on the experience, diligence, skill and network of business contacts of the investment professionals of the Adviser and the Private Equity Group currently employ, or may subsequently retain, to identify, evaluate, negotiate, structure, close, monitor and manage the Fund’s investments. In addition, the Fund cannot assure Shareholders that the Adviser will remain the Fund’s investment adviser. The Fund may not be able to find a suitable replacement within that time, resulting in a disruption in its operations that could adversely affect its financial condition, business and results of operations. This could have a material adverse effect on the Fund’s financial conditions, results of operations and cash flow.

The Adviser’s due diligence process may entail evaluation of important and complex issues and may require outside consultants. The Adviser’s due diligence process may not reveal all facts that may be relevant in connection with an investment made by the Fund. In some cases, only limited information is available about a Portfolio Fund or Co-Investment opportunity in which the Adviser is considering an investment. There can be no assurance that the due diligence investigations undertaken by the Adviser will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating a particular investment opportunity, or that the Adviser’s due diligence will result in an investment being successful. In the event of fraud by any Portfolio Fund or Co-Investment vehicle or any of its general partners, managers or affiliates, the Fund may suffer a partial or total loss of capital invested in that investment. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments. An additional concern is the possibility of material misrepresentation or omission on the part of the investment or the seller. Such inaccuracy or incompleteness may adversely affect the value of that investment. The Fund will rely upon the accuracy and completeness of representations made by Portfolio Funds or Co-Investment vehicles and/or their current or former owners in the due diligence process to the extent the Fund deems reasonable when it makes its investments, but cannot guarantee such accuracy or completeness.

Investments in the Fund will be primarily illiquid. An investment in the Fund, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. The Shares are appropriate only for investors who are comfortable with investment in less liquid or illiquid portfolio investments within an illiquid fund. Unlike open-end funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares will not be redeemable at a Shareholder’s option. Unlike stocks of listed closed-end funds, the Shares are not listed, and are not expected to be listed, for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future.

There can be no assurance that the Fund will conduct repurchase offers in a particular period. Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their net asset value and the Adviser intends to recommend that, in normal market circumstances, the Fund conduct quarterly repurchase offers of no more than 5% of the Fund’s net assets, there can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time. The Fund is not obligated to repurchase any Shares and may choose to conduct a quarterly repurchase offer of less than 5% of the Fund’s net assets or not conduct a quarterly repurchase offer in any quarter. As a result, Shares should be considered as having only limited liquidity and at times may be illiquid. Offers for repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances.

It is possible that the Fund may be unable to repurchase all of the Shares that a Shareholder tenders due to the illiquidity of the Fund’s investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. Moreover, one or more feeder vehicles will be formed to facilitate indirect investments in the Fund by certain investors. Requests by these investors to withdraw their interests in a feeder vehicle are expected to result in tenders by the feeder vehicle in a tender offer by the Fund and could contribute to an over-subscription of a particular tender offer. In addition, substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchase of Shares.”

The Fund may repurchase Shares through distributions in-kind. The Fund generally expects to distribute cash to the holder of Shares that are repurchased in satisfaction of such repurchase. See “Repurchase of Shares—Periodic Repurchases.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund.

In the event that the Fund makes such a distribution of securities, there can be no assurance that any Shareholder would be able to readily dispose of such securities or dispose of them at the value determined by the Adviser.

The Fund will have access to confidential information. The Fund will likely have access to or acquire confidential information relating to its investments. The Fund will likely limit the information reported to its investors with respect to such investments.

Shares are not freely transferable. Transfers of Shares may be made only by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder or with the prior written consent of the Board, which may be withheld in the Board’s sole discretion. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability.

The Fund’s investments may be difficult to value. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.

A substantial portion of the Fund’s assets consist of Portfolio Funds and Co-Investments for which there are no readily available market quotations. The information available in the marketplace for such companies, their securities and the status of their businesses and financial conditions is often extremely limited, outdated and difficult to confirm. Such securities are valued by the Adviser, as valuation designee pursuant to Rule 2a-5 under the 1940 Act, at fair value based on input from the sponsor or general partner of such investment as determined pursuant to policies and procedures approved by the Board. In some instances, returns on Secondary Investments will be higher than returns on Primary Investments as a result of such Secondary Investments being purchased at a discount, and then revalued based on the practical expedient next reported for such Secondary Investment.

The value at which the Fund’s investments can be liquidated may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. The Fund will invest a significant amount of its assets in private market investments for which no public market exists. There can be no guarantee that the Fund’s investments could ultimately be realized at the Fund’s valuation of such investments.

The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which the Fund’s portfolio investments may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. The accounting, auditing and financial reporting standards and practices applicable to foreign companies may be less rigorous, and there may be significant differences between financial statements prepared in accordance with those accounting standards as compared to financial statements prepared in accordance with international accounting standards. Consequently, the net asset value of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments.

The Fund’s net asset value is a critical component in several operational matters including computation of the Advisory Fee, the Incentive Fee and the Distribution and Servicing Fee, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund.

The Fund cannot guarantee the amount or frequency of distributions. The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board, and otherwise in a manner to comply with the distribution requirements necessary for the Fund to qualify to be treated as a RIC. See “Distributions.” Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

Additional subscriptions will dilute the voting interest of existing Shareholders. The Fund intends to accept additional subscriptions for Shares, and such subscriptions will dilute the voting interest of existing Shareholders in the Fund. Additional subscriptions will also dilute the indirect interests of existing Shareholders in the Fund investments made prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund investments underperform the prior investments.

The Fund and certain service providers may have access to Shareholders’ personal information. The Adviser, the auditors, the custodian and the other service providers to the Fund may receive and have access to personal data relating to Shareholders, including information contained in a prospective investor’s subscription documents and arising from a Shareholder’s business relationship with the Fund and/or the Adviser. Such information may be stored, modified, processed or used in any other way, subject to applicable laws, by the Adviser and by the Fund’s other service providers and their agents, delegates, sub-delegates and certain third parties in any country in which such person conducts business. Subject to applicable law, Shareholders may have rights in respect of their personal data, including a right to access and rectification of their personal data and may in some circumstances have a right to object to the processing of their personal data.

The Adviser and its affiliates manage funds and accounts with similar strategies and objectives to the Fund. The Adviser and its affiliates are investment advisers to various clients for whom they make private equity investments of the same type as the Fund. The Adviser and its affiliates also may agree to act as investment adviser to additional clients that make private equity investments of the same type as the Fund. In addition, the Adviser and the Private Equity Group will be permitted to organize other pooled investment vehicles with principal investment objectives different from those of the Fund. It is possible that a particular investment opportunity would be a suitable investment for the Fund and such clients or pooled investment vehicles. Such investments will be allocated in accordance with the allocation policies and procedures of the Adviser’s Private Equity Group. See “Potential Conflicts of Interest” below.

The Fund is subject to inflation risk. Inflation may adversely affect the business, results of operations and financial condition of the portfolio companies in which Portfolio Funds may invest.

Inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending and economic growth, and may adversely affect portfolio companies’ operations. If portfolio companies are unable to pass increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly as interest rates rise in response to inflation. In addition, any projected future decreases in portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of those investments could result in future realized or unrealized losses and therefore reduce the Fund’s net asset value.

Distributor	J.P. Morgan Institutional Investments Inc. (“JPMII”), an affiliate of the Fund and the Adviser, acts as distributor for the

Shares (the “Distributor”) and serves in that capacity on a reasonable best-efforts basis, subject to various conditions.

JPMII may retain additional selling agents or other financial intermediaries to place Shares in the Fund. Such selling agents or other financial intermediaries may impose terms and conditions on Shareholder accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. For Class A Shares, an upfront sales load charge of up to 3.50% will be applied to purchases. For some investors, the sales load may be waived or reduced. The full amount of sales load may be reallowed to brokers or dealers participating in the offering. No upfront sales load will be paid with respect to Class S Shares, Class D Shares or Class I Shares, however, if a Shareholder buys Class S Shares or Class D Shares through certain financial intermediaries, they may directly charge Shareholders transaction or other fees in such amount as they may determine. Financial intermediaries will not charge such fees on Class I Shares. Your financial intermediary may impose additional charges when you purchase Shares. Investors should consult their financial intermediary for additional information.

Share Classes; Minimum Investments; Exchanging Shares

The Fund has received an exemptive order from the SEC that permits the Fund to offer multiple classes of shares. The Fund offers four separate classes of Shares designated as Class A, Class S, Class D and Class I Shares. Each class of Shares has differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the Distribution and Servicing Fee (as defined herein) that each class may be charged. The Fund may offer additional classes of Shares in the future.

The minimum initial investment in the Fund by any investor is $25,000 with respect to Class A Shares, Class S Shares and Class D Shares, and except as otherwise noted, $1,000,000 with respect to Class I Shares. Specific to registered investment advisers and other eligible financial intermediary fee-based accounts, the minimum initial investment for Class I Shares is $100,000. The minimum additional investment in the Fund by any investor is $10,000, except for additional purchases pursuant to the dividend reinvestment plan. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000. Financial intermediaries may impose higher minimums.

The stated minimum investment for Class I Shares may be reduced for certain investors as described under “Purchasing

Shares.” In addition, the Board and/or JPMII reserves the right to accept lesser amounts below these minimums for Trustees of the Fund and employees of JPMorgan Chase Bank, N.A. and its affiliates (“JPM Employees”) and vehicles controlled by JPM Employees.

Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Shares are subject to limitations on transferability, and liquidity will be provided only through limited repurchase offers.

The minimum initial and additional investments may be reduced by the Fund and/or JPMII for certain investors (including, but not limited to registered investment advisers and other eligible financial intermediary fee-based accounts) based on consideration of various factors, including the investor’s overall relationship with the Adviser or Distributor, the type of distribution channel offered by the intermediary, the investor’s holdings in other funds affiliated with the Adviser or Distributor, and such other matters as the Adviser or Distributor may consider relevant at the time. Regardless of the above factors, Shares will only be sold to investors that satisfy the Fund’s eligibility requirements.

In addition, the Fund may, in the discretion of the Adviser or Distributor, aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. At the discretion of the Adviser or JPMII, the Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

A Shareholder may exchange Shares for another Share class of the Fund, provided such Shareholder meets the eligibility requirements for the Share class it is exchanging into. All exchanges are subject to meeting any investment minimum or eligibility requirements of the new Share class.

Eligible Investors

Although the Shares are registered under the Securities Act, each prospective investor in the Fund in this offering is required to certify that it is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act.

Shares are being offered to investors that are U.S. persons for U.S. federal income tax purposes. In addition, the Fund may offer Shares to non-U.S. persons subject to appropriate diligence by the Adviser and in compliance with applicable law. The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor.

Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus, the SAI and the Declaration of Trust before deciding to invest in the Fund.

Purchasing Shares

Shares are generally offered for purchase as of the first business day of each calendar month at the NAV per Share on that date, and for Class A Shares the NAV of a Class A Share plus the applicable sales load. Fractions of Shares are issued to one one-hundredth of a Share.

For Class A Shares, an upfront sales load charge of up to 3.50% will be applied to purchases. No upfront sales load will be paid with respect to Class S Shares, Class D Shares or Class I Shares; however, if you buy Class S Shares or Class D Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that financial intermediaries limit such charges to a 1.5% cap on NAV for Class D Shares and a 3.5% cap on NAV for Class S Shares.

Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. An investor who misses the acceptance date will have the effectiveness of his, her or its investment in the Fund delayed until the following month.

Pending any closing, funds received from prospective investors will be placed in an account with SS&C GIDS, Inc., the Fund’s transfer agent (the “Transfer Agent”). On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among investors. Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become shareholders by being admitted as Shareholders.

A prospective investor must submit a completed subscription document on or prior to the acceptance date set by the Fund and notified to prospective investors. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses. Prospective investors whose purchases are rejected by the Fund will receive a pro rata share of any interest earned on the amounts placed in escrow prior to acceptance, if applicable.

Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those financial intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Prospective investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.

Converting Shares

Investors eligible to purchase Class I Shares may convert Class A Shares, Class S Shares and Class D Shares to Class I Shares. Such Shares will automatically convert into Class I Shares if the total sales charge would otherwise exceed the limits of Financial Industry Regulatory Authority (“FINRA”) Rule 2341. Class I Shares have no upfront sales charges and no Distribution and Servicing Fees. Class I Shares may only be available through certain financial intermediaries.

Distributions

The Fund intends to make distributions in one or more payments on an annual basis, at the sole discretion of the Board, in aggregate amounts representing substantially all of the Fund’s “investment company taxable income” (including realized short-term capital gains), if any, earned during the year. Distributions may also include net capital gains, if any.

The Fund has elected to be treated as, and intends to operate in a manner so as to continuously qualify in each taxable year as, a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“the Code”). In order to qualify for the preferential tax treatment afforded to RICs under the Code, the Fund is required to distribute at least 90% of its “annual investment company taxable income” (as defined below in “Material U.S. Federal Income Tax Considerations— Election to be Taxed as a RIC”) to its Shareholders on an annual basis. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, a statement on Internal Revenue Service (“IRS”) Form 1099-DIV identifying the amount and character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the Fund’s distributions will be reported to Shareholders by their financial intermediary. See “Taxes; RIC Status” below and “Material U.S. Federal Income Tax Considerations.”

The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or Co-Investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

Dividend Reinvestment Plan

The Fund operates under a dividend reinvestment plan (the “DRIP”) administered by SS&C GIDS, Inc. Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. federal withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the DRIP on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to SS&C GIDS, Inc. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C GIDS, Inc. thirty (30) days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares.

No Redemption; Restrictions on Transfer

No Shareholder has the right to require the Fund to redeem Shares. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic offers by the Fund to repurchase Shares from Shareholders. See “Repurchase of Shares.”

Repurchase of Shares	To provide a limited degree of liquidity to Shareholders, at the sole discretion of the Board, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders.

The Adviser anticipates recommending to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets on a quarterly basis.

Any repurchases of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders of the Fund pursuant to repurchase requests, the Board may consider, among other things, the recommendation of the Adviser as well as a variety of other operational, business and economic factors. The Fund may repurchase less than the full amount that Shareholders request to be repurchased.

Under certain circumstances, the Fund may offer to repurchase Shares at a discount to their prevailing net asset value. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.

A 2.00% early repurchase fee (the “Early Repurchase Fee”) may be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one- year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. See “Repurchase of Shares.”

Fees and Expenses

On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its ongoing offering expenses). A more detailed discussion of the Fund’s expenses can be found below under “Advisory Fee,” “Incentive Fee,” “Administrator” and “Distribution and Servicing Fee for Class A, Class S and Class D Shares.”

Advisory Fee

In consideration of the advisory services provided by the Adviser, the Fund pays the Adviser a quarterly advisory fee at an annual rate of 1.00% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month (the “Advisory Fee”).

For purposes of determining the Advisory Fee payable to the Adviser, the value of the Fund’s net assets will be calculated prior to the inclusion of the Advisory Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Advisory Fee is payable in arrears within five (5) business days after the completion of the net asset value computation for the quarter. The Advisory Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund.

The services of all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. The Fund bears all other costs and expenses of its operations and transactions as set forth in its Investment Advisory and Management Agreement with the Adviser (the “Investment Advisory and Management Agreement”).

In addition to the fees and expenses to be paid by the Fund under the Investment Advisory and Management Agreement, the Adviser and its affiliates are entitled to reimbursement by the Fund of the Adviser’s and its affiliates’ cost of providing the Fund with certain non-advisory services. If persons associated with the Adviser or any of its affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund at the request of the Fund, the Fund reimburses the Adviser and its affiliates for their costs in providing such accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.

Incentive Fee

At the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). For the purposes of the Incentive Fee and

Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the net asset value of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional shares through the DRIP exceeds (ii) the sum of (X) the net asset value of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of shares of the Fund issued during such quarter (excluding any shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP).

The Fund maintains a memorandum account (the “Loss Recovery Account”), which will have an initial balance of zero and will be (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, before giving effect to any repurchases or distributions for such quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. For purposes of the Loss Recovery Account, the term “net losses” shall mean the amount by which (i) the sum of (A) the net asset value of the Fund as of the beginning of such quarter and (B) the aggregate issue price of shares of the Fund issued during such quarter (excluding any Shares of such Class issued in connection with the reinvestment of dividends paid, or other distributions made, by the Fund through the DRIP) exceeds (ii) the sum of (X) the net asset value of the Fund as of the end of such quarter, (Y) the aggregate repurchase price of all shares repurchased by the Fund during such quarter and (Z) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional shares through the DRIP. Shareholders will benefit from the Loss Recovery Account in proportion to their holdings of Shares. For purposes of the “net losses” calculation, the net asset value shall include unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses). Incentive Fees are accrued monthly and paid quarterly.

For the avoidance of doubt, any change in the net asset value of the Fund directly as a result of subscriptions or repurchases during each measurement period are not included for purposes of the “net profits” or “net losses” calculations.

Distribution and Servicing Fee

Class A Shares, Class S Shares and Class D Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own Class A Shares, Class S Shares or Class D Shares of the Fund.

Although the Fund is not an open-end investment company, it will comply with the terms of Rule 12b-1 as a condition of the SEC exemptive relief, which permits the Fund to have, among other things, a multi-class structure and distribution and shareholder servicing fees. Accordingly, the Fund has adopted a distribution and servicing plan for its Class A Shares, Class S Shares and Class D Shares (the “Distribution and Servicing Plan”) and pays the Distribution and Servicing Fee with respect to its Class A Shares, Class S Shares and Class D Shares. The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act.

Class A Shares, Class S Shares and Class D Shares pay a Distribution and Servicing Fee to JPMII at an annual rate of 0.70%, 0.70% and 0.25%, respectively, based on the aggregate net assets of the Fund attributable to such class.

Class I Shares are not subject to a Distribution and Servicing Fee.

The Adviser, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of the Shares. The additional compensation may differ among brokers or dealers in amount or in the method of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Administrator

The Fund has retained State Street Bank and Trust Company (the “Administrator”) to provide it with certain administrative services, including fund administration and fund accounting. The Fund compensates the Administrator for these services and reimburses the Administrator for certain out-of-pocket expenses (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. See “Administration and Accounting Services.”

Transfer Restrictions

A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice of a proposed transfer of Shares must be accompanied by properly completed transfer information documents in respect of the proposed transferee and must include evidence satisfactory to the Board that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Unlisted Closed-End Structure; Limited Liquidity

Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. In addition, Shares are subject to limitations on transferability and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for Shareholders who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long- term investment. See “General Risks of Investing in the Fund—Closed- End Fund Structure; Liquidity Limited to Periodic Repurchases of Shares.”

Taxes; RIC Status

The Fund has elected to be treated, and intends to operate in a manner so as to continuously qualify in each taxable year as a RIC under Subchapter M of the Code. During any period that it qualifies as a RIC, the Fund generally does not expect to be subject to corporate-level U.S. federal income tax on income that it distributes to Shareholders. It is anticipated that the Fund will principally recognize capital gains and dividends and therefore dividends paid to non-corporate Shareholders in respect of such income generally will be taxable to such Shareholders at the reduced rates of U.S. federal income tax that are applicable to individuals for “qualified dividends” and long-term capital gains.

In addition, because the Fund was established to qualify as a RIC, it has certain attributes that are not generally found in traditional unregistered private equity fund of funds. These include providing simpler tax reports to Shareholders on Form 1099-DIV and the avoidance of unrelated business taxable income for benefit plan investors and other investors that are exempt from payments of U.S. federal income tax.

For a discussion of certain tax risks and considerations relating to an investment in the Fund, see “Material U.S. Federal Income Tax Considerations.”

Prospective investors should consult their own tax advisers with respect to the specific U.S. federal, state, local and non-U.S. tax consequences, including applicable tax reporting requirements.

Tax Reports

The Fund will distribute to its Shareholders, as soon as practicable after the end of each calendar year, IRS Forms 1099-DIV detailing the amounts includible in such Shareholder’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gains. Your financial intermediary will report this information to you.

Reports to Shareholders

The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within 60 days after the close of the reporting period for which the report is being made, or as otherwise required by 1940 Act. Shareholders will also receive periodic commentary regarding the Fund’s operations and investments.

Fiscal and Taxable Year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Custodian and Transfer Agent	State Street Bank and Trust Company serves as the Fund’s custodian, and SS&C GIDS, Inc. serves as the Fund’s transfer agent.

ERISA

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or section 4975 of the Code, including employee benefit plans and individual retirement accounts, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” subject to the fiduciary responsibility and prohibited transaction rules of ERISA or Section 4975 of the Code. Thus, the Adviser will not be a “fiduciary” within the meaning of ERISA, and the Code with respect to the assets of any “benefit plan investor” within the meaning of ERISA that becomes a Shareholder, solely as a result of the Shareholder’s investment in the Fund.

SUMMARY OF FEES AND EXPENSES1

The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund.

Shareholder Transaction Expenses (fees paid directly from your investment)	Class A Shares	Class S Shares	Class D Shares	Class I Shares
Maximum Sales Load (as a percentage of purchase amount)(1)	3.50%	—	—	—
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%	2.00%

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class A Shares	Class S Shares	Class D Shares	Class I Shares
Advisory Fee(3)(7)	1.00%	1.00%	1.00%	1.00%
Incentive Fee(4)	0.56%	0.56%	0.56%	0.56%
Other Expenses(5)	0.30%	0.30%	0.30%	0.30%
Distribution and Servicing Fee	0.70%	0.70%	0.25%	None
Acquired Fund Fees and Expenses(6)	0.45%	0.45%	0.45%	0.45%
Interest Payments on Borrowed Funds(7)	0.05%	0.05%	0.05%	0.05%
Total Annual Expenses	3.06%	3.06%	2.61%	2.36%
Fee Waiver and/or Expense Reimbursement(7)(8)	0.00%	0.00%	0.00%	0.00%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	3.06%	3.06%	2.61%	2.36%

(1)

For Class A Shares, an upfront sales load charge of up to 3.50% will be applied to purchases. No upfront sales load will be paid with respect to Class S Shares, Class D Shares or Class I Shares, however, if you buy Class S Shares or Class D Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D Shares and a 3.5% cap on NAV for Class S Shares. Financial intermediaries will not charge such fees on Class I Shares. Please consult your financial intermediary for additional information.

(2)

A 2.00% Early Repurchase Fee payable to the Fund may be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in—first out” basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

(3)

The Fund pays the Adviser a quarterly Advisory Fee at an annual rate of 1.00% based on value of the Fund’s net assets, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee payable to the Adviser, the value of the Fund’s net assets will be calculated prior to the inclusion of the Advisory Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund.

(4)

At the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean the amount by which (i) the sum of (A) the net asset value of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional shares through the DRIP exceeds (ii) the sum of (X) the net asset value of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of shares of the Fund issued during such quarter (excluding any Shares of such Class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP). Incentive Fees are accrued monthly and paid quarterly. The “Incentive Fee” is based on estimated amounts for the Fund’s current fiscal year. See “Management and Incentive Fees.”

(5)

The Other Expenses include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian. The Other Expenses are based on estimated amounts for the Fund’s current fiscal year, including the amended Expense Limitation Agreement.

(6)

The Acquired Fund Fees and Expenses include the fees and expenses of the Portfolio Funds in which the Fund invests. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees.

The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of “carried interest” allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds. The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.50%, and generally charge up to 30% of net profits as a carried interest allocation, subject to a clawback. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the Portfolio Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The Acquired Fund Fees and Expenses are based on estimated amounts for the Fund’s current fiscal year. The Acquired Fund Fees and Expenses reflects operating expenses of the Portfolio Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds) and reflects an estimated performance-based compensation fee calculated off a hypothetical 5% return. As such, performance-based compensation or carried interest allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. The Total Annual Expenses in this fee table are different from the ratio of expenses to average net assets given in the Financial Highlights, because the Financial Highlights do not include Acquired Fund Fees and Expenses.

(7)	These expenses represent estimated interest payments the Fund expects to incur in connection with its credit facility during the Fund’s current fiscal year. See “Leverage – Credit Facility.”
(8)

Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Advisory Fee, Incentive Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.40% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six months after the month in which the Adviser incurred the expense. The Expense Limitation Agreement will have a term ending July 31, 2027, and the Adviser may extend the term for a period of one year on an annual basis. The Adviser may not terminate the Expense Limitation Agreement during its one-year term.

(9)

The Fund may invest in one or more mutual funds and/or ETFs advised by the Adviser or its affiliates (“affiliated funds”). The Adviser has contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net advisory fees it collects from the affiliated funds on the Fund’s investment in such affiliated funds.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses Shareholders will bear.

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year example and the first year of the three-, five- and ten-year examples). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and is applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Example 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class A Shares investment, assuming a 5% annual return:	$32	$100	$176	$403
You would pay the following expenses on a $1,000 Class S Shares investment, assuming a 5% annual return:	$32	$100	$176	$403
You would pay the following expenses on a $1,000 Class D Shares investment, assuming a 5% annual return:	$27	$85	$150	$343
You would pay the following expenses on a $1,000 Class I Shares investment, assuming a 5% annual return:	$24	$77	$135	$310

Example 2

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $25,000 Class A Shares investment, assuming a 5% annual return:	$794	$2,508	$4,405	$10,081
You would pay the following expenses on a $25,000 Class S Shares investment, assuming a 5% annual return:	$794	$2,508	$4,405	$10,081
You would pay the following expenses on a $25,000 Class D Shares investment, assuming a 5% annual return:	$676	$2,135	$3,750	$8,583
You would pay the following expenses on a $25,000 Class I Shares investment, assuming a 5% annual return:	$610	$1,928	$3,387	$7,753

The Examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A greater rate of return than that used in the Examples would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

FINANCIAL HIGHLIGHTS

The Fund’s financial highlights are incorporated by reference from the Fund’s Annual Report to Shareholders for the fiscal year ended March 31, 2026 (File No. 811-23832), as filed with the SEC on Form N-CSR on June 8, 2026 (accession no. 0001193125-26-261868). [The Fund’s unaudited semi-annual financial highlights are incorporated by reference from the Fund’s Semi-Annual Report to Shareholders for the fiscal period ended September 30, 2026 (File no. 811-23832), as filed with the SEC on Form N-CSR [ ], 2026 (accession no. [ ])].

THE FUND

The Fund is a Delaware statutory trust formed on July 15, 2022 and is registered under the 1940 Act as a closed-end, diversified, management investment company. The Fund has limited operating history. The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Investment advisory services are provided to the Fund by the Adviser pursuant to the Advisory Agreement. Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the Board of Trustees.

Additional information about the Fund’s investments is available in the Fund’s Annual and Semi-Annual Reports.

USE OF PROCEEDS

The proceeds from the sale of Shares of the Fund, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies within three months after receipt of such proceeds, which may be delayed up to an additional three months depending on market conditions and the availability of suitable investments. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments, principally certain Secondary Investments, Co-Investments, and Primary Investments, due to the nature of those investments. Such proceeds will be invested together with any interest earned in the Fund’s account with the Fund’s custodian prior to the closing of the applicable offering. See “Purchasing Shares.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity markets transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for Portfolio Fund Managers to invest the amounts committed by the Fund. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.

Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term debt securities, unaffiliated money market securities, one or more money market funds advised by the Adviser or its affiliates (“affiliated money market funds”), cash and/or cash equivalents. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. The Fund may not achieve its investment objective, or otherwise fully satisfy its investment policies, during such periods in which the Fund’s assets are not able to be substantially invested in accordance with its investment strategies.

INVESTMENT OBJECTIVE AND STRATEGY

The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund invests primarily in an actively managed portfolio of private equity and other private assets (collectively, “private market investments”). The Fund’s private market investments focus on private equity strategies including private equity and venture capital. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private equity funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions (a) from investors in these Portfolio Funds, and/or in connection with a restructuring transaction of a Portfolio Fund and (b) in connection with single- and multi-asset continuation vehicles (together, “Secondary Investments”); (ii) indirect investments in the equity of private companies, alongside private equity funds and/or other private equity firms via special purpose vehicles (“Co-Investments”); and (iii) primary investments in newly formed Portfolio Funds (“Primary Investments”). The Fund invests principally in Secondary Investments and Co-Investments and, to a lesser extent, Primary Investments, although the allocation among those types of investments and other investments may vary from time to time. The Fund and the Adviser do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful.

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private market investments. For purposes of this policy, private market investments include Secondary Investments; Co-Investments; Primary Investments and Private Credit Investments. The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in Portfolio Funds or special purpose vehicles controlled by unaffiliated general partners that will acquire a private market investment, in each case that the Fund reasonably expects to be called in the future, as qualifying private market investments for purposes of its 80% policy. The Fund’s 80% policy is non-fundamental and can be changed without Shareholder approval upon 60 days’ prior notice, provided that the Fund provides such notice in advance of a tender offer and such tender offer is not oversubscribed. The Fund must review its portfolio investments at least quarterly. If, subsequent to an investment, the Fund identifies that the requirements of its 80% policy are no longer met, the Fund will make future investments in a manner that will bring it into compliance with its 80% policy as soon as reasonably practicable.

The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries.

The Adviser manages the Fund’s asset allocation and private equity investment decisions with a view towards managing liquidity and maintaining a high level of investment in private markets. The Fund’s asset allocation and amount of private market investments may be based, in part, on anticipated future distributions from private market investments. The Adviser may also take other anticipated cash flows into account, such as those relating to new subscriptions into the Fund, the repurchase of Shares through periodic tenders by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including historical private equity data, actual portfolio observations and qualitative forecasts by the Adviser.

The Fund may establish a credit line to borrow money for a range of purposes, including to provide liquidity for capital calls by Portfolio Funds, to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments and to otherwise satisfy Fund obligations. There is no assurance, however, that the Fund will be able to enter into a credit line or that it will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. The Fund is permitted to borrow money or issue debt securities in an amount up to 33 1/3% of its total assets in accordance with the 1940 Act. The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.

To manage the liquidity of its investment portfolio, the Fund also invests a portion of its assets in a portfolio of short-term debt securities, unaffiliated money market funds, one or more money market funds advised by the Adviser or its affiliates (“affiliated money market funds”), cash and/or cash equivalents (“Liquid Assets”). To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Fund may sell certain of its assets. The Fund seeks to hold an amount of Liquid Assets and other liquid investments consistent with prudent liquidity management. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets and other liquid investments. There can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful.

The Fund makes investments directly and indirectly and has formed wholly-owned Subsidiaries through which it makes investments and may form additional subsidiaries in the future in order to pursue its investment objective and strategies in a manner that will enable it to comply with certain U.S. federal income tax requirements or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any Subsidiary’s investments. In determining which investments should be bought and sold for a Subsidiary, the Adviser will treat the assets of the Subsidiary as if the assets were held directly by the Fund. The financial statements of each Subsidiary will be consolidated with those of the Fund.

If the Fund uses one or more Subsidiaries to make investments they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will indirectly bear these fees, costs, expenses and liabilities. As the Subsidiaries are wholly owned, they have the same investment strategies as the Fund. The Fund and its Subsidiaries will be subject to the same investment restrictions and limitations on a consolidated basis. In addition, the Subsidiaries are consolidated subsidiaries of the Fund and the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiaries. The Adviser serves as investment adviser to the Fund and each Subsidiary. The Subsidiaries comply with the provisions relating to affiliated transactions and custody of the 1940 Act. State Street Bank and Trust Company serves as the custodian to the Subsidiaries. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

Investment Strategies

The Fund is intended to provide Shareholders with asset allocation and access to private market investments that are typically only available to large institutional investors. In pursuing the Fund’s investment objective, the Adviser seeks to invest in Secondary Investments and Co-Investments and, to a lesser extent, Primary Investments that represent a broad spectrum of types of private equity and other private asset opportunities (e.g., buyouts, growth investments and venture capital) and vintage years (i.e., the year in which a Portfolio Fund or continuation vehicle begins investing).

Private Equity: Encompasses buyout and growth investments that provide equity capital to private companies in support of business growth strategies or fundamental value creation and strategic business improvement. Buyout and growth investments may provide equity capital for acquisition transactions (including management buyouts, management buy-ins, leveraged buyouts and consolidations), refinancings and recapitalizations; or provide equity capital to financially or operationally troubled companies. Buyout and growth transactions may involve existing private businesses, “non-core” divisions of larger companies or divisional spin-outs, public companies that are being taken private, operationally or financially distressed turnarounds, and strategic restructurings. The Fund’s private equity investments are expected to include a significant allocation to investments in smaller and mid-market transactions. The Adviser believes there is a larger and less penetrated opportunity to invest in small and mid-sized private companies. The Adviser believes that the small to mid-market segment can be an attractive segment in the buyout and growth markets with the largest number of companies, and enhanced potential for value creation and multiple exit avenues.

Venture Capital: Venture capital is the financing of early, mid and later stage companies developing new business opportunities. Traditionally, venture capital investing has focused on innovative and disruptive technologies including in areas such as information technology, software, telecommunications, materials, biotechnology and medical devices. There are also many service companies and consumer-oriented businesses that have been started and developed with venture capital. Venture capital is increasingly a global business, but one that is concentrated in those regions that are conducive to entrepreneurship and business creation.

Identifying and gaining access to high quality investments and building an appropriately diversified portfolio are critical elements to consistently realizing the return enhancing benefits of private equity. The Adviser seeks to partner with private equity sponsors that have the ability to achieve top quartile returns on their investments. Achieving top quartile performance has been correlated with factors such as an investment team’s level of access to investment opportunities, strength of relationships with entrepreneurs and management teams, and first-hand operating experience in building and strengthening businesses. The Adviser believes that the dispersion of private equity returns will be as great as in the past, making investment selection and access to top performing managers all the more critical.

The Adviser seeks to construct a portfolio diversified by global geography, manager, vintage year exposure, and industry sector. The Adviser will utilize its bottoms-up due diligence processes to evaluate each investment, including, but not limited to, conversations with the sponsor, detailed historical track record evaluation, peer and investor references, and other quantitative and qualitative analyses, as available.

Types of Portfolio Investments

The Fund’s investment exposure to the strategies described above is expected to be implemented through a variety of Secondary Investments in Portfolio Funds and Co-Investments and, to a lesser extent, in Primary

Investments. The Fund allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations.

Secondary Investments

The Adviser’s objectives in completing secondary investments will be to (i) achieve high risk-adjusted returns, (ii) generate liquidity sooner than a primary investment, and (iii) mitigate the risk that is traditional to investing in a blind pool, as the Adviser will typically have certain information relating to all or a portion of the underlying portfolio or company at the time it commits to a secondary investment. The Adviser seeks to invest in Secondary Investments in Portfolio Funds and in equity interests of private companies sold on the secondary market and continuation vehicles. Continuation vehicles are investment structures in which an investment manager sells one or more portfolio companies or rolls assets to a new investment vehicle that is managed by the same investment manager that allows for continued participation in the growth of the remaining portfolio company or assets beyond a fund’s traditional exit time frame. The Adviser’s approach to investing in secondary opportunities is to proactively source opportunities from its network of fund sponsors, investors and intermediaries, but only select those investments where the pricing for the Adviser’s clients allows a high conviction for the deal to provide return enhancement to their total portfolio.

The Adviser’s due diligence for Secondary Investments includes the analysis and assessment of the imbedded portfolios of companies and the Adviser reviews the fund sponsors to assess their ability to successfully invest uncommitted capital and build value with the existing investments. The Adviser deal team creates a self-developed secondary model that employs discounted cash flow method, comparable company and comparable transaction analyses for key companies (as applicable), and will analyze their capital structures, financial covenants and cash flows, as well as the unfunded commitments, overlay fees, terms and conditions associated with the portfolio. The Adviser seeks to “stress test” the general partner’s and/or management team’s assumptions for future value and exit strategy. The Adviser seeks to develop its analysis of secondary opportunities using its detailed knowledge of many private equity funds, as well as its relationships with general partners and intermediaries. In addition to providing a source of investment opportunities, the Adviser’s extensive portfolio of investments in private equity funds and business relationships with partnership sponsors is expected to afford it key information in assessing the value of secondary opportunities.

Co-Investments

The Adviser seeks to identify co-investment opportunities that it believes could provide high risk-adjusted returns. The Adviser is flexible in its approach, actively searching for co-investment opportunities (through co-investments with third-party sponsors) across a number of potential sources. In structuring co-investments, the Adviser’s objectives will be (i) to achieve attractive risk-adjusted returns, (ii) to maximize the alignment of interests between the Fund, other shareholders and management and (iii) to protect the Fund’s rights as a minority investor.

The Adviser intends to use its experience and relationships with third party managers of investment funds, private equity companies, existing investors in such companies, current and former employees of such companies, and its global network and internal sourcing capabilities to attract and generate private equity co-investment opportunities. Through relationships with private equity sponsors as well as its extensive due diligence of the underlying portfolio companies in private equity funds, the Adviser will seek to select investments that it believes will provide attractive risk-adjusted rates of return.

Throughout the due diligence process, the Adviser will consult with both internal and external resources to seek to develop a comprehensive understanding of the investment. Similar due diligence is conducted on the existing or potential client base to analyze revenue projections and the perceived value of the service or goods. Reference checks are often performed on key management personnel from customers, suppliers, competitors and members of the investment community. The team leverages J.P. Morgan’s global resources as well as the research and analysis performed by the sponsor of the transaction to develop a solid understanding of key aspects of the company including market analysis, company operations, labor resources, facilities, equipment, and asset base, customers, capital structure and expected sources and uses of proceeds and, where applicable, sponsoring firm and individual lead partner’s experience/track record in company’s sector.

The Adviser seeks to develop investment opportunities using its detailed knowledge of many private equity funds, as well as its relationships with sponsors, intermediaries and direct discussions with target companies. The Adviser has developed a strong reputation as a result of a combination of factors, including its industry knowledge, the immediate availability of capital, its ability to perform due diligence and make a positive or negative investment decision in a timely fashion, and its ongoing involvement with portfolio companies.

In addition to providing a source of investment opportunities, the Adviser’s extensive portfolio of investments in private equity funds and global network of business relationships afford it key information in assessing the value of private equity investments.

Primary Investments

In the view of the Adviser, it is critical that an investor partner with a team that has long standing relationships with successful managers, a due diligence process to identify top performing emerging managers, and the selectivity and discipline to rule out those groups that are not able to maintain their premier performance. Identifying and gaining access to high quality private equity managers and building an appropriately diversified portfolio are essential elements to consistently realizing the return enhancing benefits of private equity.

The Adviser believes it has successfully established long-term relationships with established, leading private equity general partners or managers, and has identified and accessed emerging groups with differentiated opportunities and significant potential to enhance returns. The Adviser seeks to add value to private equity funds in a variety of ways, including acting as lead investor in the negotiation of terms and conditions, serving on advisory boards, and maintaining a dialogue with fund general partners or managers regarding their strategies and investment decisions. This value added approach is intended to align the interests of the Fund with those of the general partner or manager, to encourage the general partner or manager to engage in early discussions with the Adviser about new fund raising activities, and, importantly, to generate investment opportunities for secondary investments and co-investments.

For primary fund investments, the Adviser’s due diligence includes meeting with the partnership group and investment teams and analysis of the investment process, past transactions (including visits to portfolio companies) and the overall industry segment. Through this process, the Adviser seeks to acquire an understanding of the investment philosophy of the fund general partner or manager, the discipline with which the philosophy is implemented, and the dynamics of the general partner or manager’s organization in order to evaluate the general partner or manager’s ability to generate sustainable deal flow and attractive risk-adjusted returns. Specific factors reviewed include background of individuals, status of general partner or manager, deal flow, performance track record, and investment strategy. Additionally, the Adviser also examines factors which have the potential to affect the private equity investments, such as economic environment, political environment, cultural/social issues, legal/regulatory system, taxes, and financial markets.

The Adviser intends to invest in primary fund investments which have already invested and/or reserved for investment a significant portion of their capital (“seasoned primary fund investments”). The selection process for seasoned primary fund investments will combine the Adviser’s process for secondary fund investments with the Adviser’s primary fund due diligence process. Investments in seasoned primary fund investments by the Fund may represent a significant portion of investments in Primary Investments.

Liquid Assets

The Fund invests a portion of its assets in a portfolio of Liquid Assets, including short-term debt securities, unaffiliated money market securities, one or more money market funds advised by the Adviser or its affiliates (“affiliated money market funds”), cash and/or cash equivalents. The Fund may invest in investment grade fixed-income securities as well as below investment grade fixed-income securities that are expected to focus on floating rate senior secured loans issued by U.S. and foreign corporations, partnerships and other business entities, including private equity backed companies. The Fund considers debt securities to be below investment grade if, at the time of investment, they are rated below the four highest categories by at least one independent credit rating agency or, if unrated, are determined by the Adviser to be of comparable quality.

While this Prospectus contains generalized discussions about the Adviser’s current expectations with respect to the make-up of the portfolio of the Fund, many factors may contribute to changes in emphasis in the construction of the portfolio, including changes in market or economic conditions or regulations as they affect various industries and sectors and changes in the political or social situations in particular jurisdictions. The Adviser may modify the implementation of the Fund’s investment strategies, portfolio allocations, investment processes and investment techniques based on market conditions, changes in personnel or as the Adviser otherwise deems appropriate.

ESG Integration

As part of its investment process, for certain of the Fund’s investments, the Adviser systematically incorporates financially material environmental, social and governance (“ESG”) issues (alongside other relevant factors) in its investment decisions in connection with considering sustainability risks and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors.

No guarantee or representation is made that the investment strategy of the Fund will be successful or that the Fund will achieve its investment objective.

JPMORGAN PRIVATE EQUITY GROUP HISTORY AND EXPERIENCE

J.P. Morgan is a leading global financial firm that meets the critical financial needs for business enterprises, governments and individuals. J.P. Morgan serves firms with complex financial needs through an integrated range of advisory, financing, trading, investment and related capabilities. J.P. Morgan is a leader in all forms of financing, a global force in mergers and acquisitions and an asset manager for institutions and individuals worldwide.

Within J.P. Morgan, the Private Equity Group of the Adviser (the “Private Equity Group”) is a team of approximately 60 professionals located in New York, London, Hong Kong and New Delhi and dedicated solely to the management of private equity assets. As of June 30, 2026, the Private Equity Group managed approximately $41 billion on behalf of its clients. The Private Equity Group is built on continuity with more than four decades of experience. The Private Equity Group was established at JP Morgan & Co. in 1997 with a team that had been investing in private equity on behalf of a corporate pension plan going back to 1980. The Private Equity Group’s deep insights and strong relationships across the private equity market provide us with extensive networks, an invaluable advantage to our sourcing and diligence efforts.

The Private Equity Group’s team of experienced investment professionals provides expertise in market knowledge, investment origination, underwriting and structuring, accounting, reporting and administrative operations management. This team has developed proprietary analytical models, report-generating software and private databases, which the Adviser believes provides a competitive investment advantage.

The Private Equity Group’s Investment Program and Processes

The Private Equity Group is a bottom-up, opportunistic investor in all private equity investment types and during all market environments. The Private Equity Group’s goal is to develop a portfolio that targets high real rates of return, and is appropriately diversified. We seek to have broad diversification and allocations to sectors that may shift over time depending on the market opportunity. We aim to provide a high quality appropriately diversified private equity portfolio with imbedded flexibility to set allocations to major private equity strategies and stages of business development.

The Private Equity Group believes that the private equity market offers an attractive investment option for sophisticated investors with a long-term outlook and willingness to hold illiquid assets. Private equity provides investors with an expanded opportunity set of investments not typically available through the public markets.

Established Investment Process

Deal Sourcing. Gaining access to a broader set of investment opportunities begins with having knowledge of those opportunities. Proposals are sent to the Private Equity Group’s team directly from the firms raising capital, as well as from placement agents, the Private Equity Group’s network, and other intermediaries. The Private Equity Group’s professionals assume responsibility for developing individual relationships in broad sectors to seek to identify every group possessing unique skills or differentiated strategies relevant to the Private Equity Group’s clients.

Due Diligence and Evaluation Procedures. If the Private Equity Group believes that a proposal warrants further review, a deal team consisting of a group of portfolio managers will conduct further due diligence. While conducting due diligence on an investment opportunity the Private Equity Group generally holds multiple meetings with the manager or company and conducts reference calls, both with references provided by the manager and also through the Private Equity Group’s separate network of contacts in the industry. Leveraging internal and external resources to develop a comprehensive understanding of all aspects of the potential investment, the deal team seeks to identify the strengths and weaknesses of the investment.

Monitoring. The Private Equity Group monitors its existing investments using both formal and informal channels. The Private Equity Group monitors investments in certain cases by acting as a lead investor, serving on partnership advisory boards or serving as a board observer with respect to co-investments, and maintaining a dialogue with Portfolio Fund general partners and management teams. The members of the Private Equity Group sit on numerous advisory boards for both fund sponsors and co-investments. As advisory board members for fund investments, the Private Equity Group seeks to provide guidance on issues relevant to protecting the interests of its investors including valuation methodologies, future fund-raising plans, distribution policies, changes to investment strategy, cash management, and potential conflicts of interest. Monitoring also will be important in considering an additional investment in a portfolio company, or in considering an opportunity to sell, convert or exchange securities. Importantly, the monitoring process for any particular investment may differ depending on the circumstances.

LEVERAGE

The Fund may use leverage to seek to achieve its investment objective or for liquidity (i.e., to finance the repurchase of Shares and/or bridge the financing of Fund investments pending the acceptance of funds from investor subscriptions). The Fund’s use of leverage may increase or decrease from time to time in its discretion and the Fund may, in the future, determine not to use leverage. Under the 1940 Act, the Fund may borrow in an aggregate amount of up to approximately 33 1/3% of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) immediately after such borrowings. Furthermore, the Fund may use leverage through the issuance of preferred shares in an aggregate amount of liquidation preference attributable to the preferred shares combined with the aggregate amount of any borrowings of up to approximately 50% of the Fund’s total net assets immediately after such issuance. Currently, the Fund has no intention to issue preferred shares. The use of leverage creates an opportunity for increased investment returns, but also creates risks for the holders of Shares. See “Risks—The Fund may be subject to leverage risk.”

Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

Credit Facility

The Fund may establish one or more credit lines to borrow money for a range of purposes, including to provide liquidity for capital calls by Portfolio Funds and Co-Investments, to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and to otherwise satisfy Fund obligations, or for investment purposes.

On July 22, 2025, the Fund, through PEG RIC Holdco LLC as borrower (the “Borrower”), entered into a Revolving Credit Agreement (“Credit Agreement”) with State Street Bank and Trust Company (“State Street”), as the administrative agent, and a lender, and the lenders party thereto from time to time (collectively with State Street, the “Lenders”), to provide the Borrower with a revolving credit facility (“Credit Facility”). The Borrower is a direct, wholly-owned subsidiary of the Fund organized as Delaware limited liability company. Borrowings under the Credit Facility are secured by a pledge of certain accounts of the Borrower, Borrower’s equity interests in the intermediate holding vehicle and certain investment assets of the Fund. The Credit Facility has a maximum commitment with $150 million, with the ability to increase the maximum commitment to up to $300 million in the aggregate, subject to satisfaction of certain conditions.

Loans made by the Lenders to the Borrower pursuant to the terms of the Credit Agreement will bear interest, at the Borrower’s option, at (i) a reference rate plus a spread of 165 basis points (1.65%) per annum or (ii) term Secured Overnight Financing Rate (SOFR) plus a spread of 265 basis points (2.65%) per annum.

Under the Credit Facility, the Borrower is obligated to pay other customary administration fees, upfront fees and commitment fees for a facility of this size and type, including an upfront fee at the rate of 60 basis points (0.60%) of the commitments of the Lenders as of the closing date and an unused commitment fee at the rate of 65 bps (0.65%) per annum on the commitment of the Lenders which was unused.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Issuers of securities in which the Fund invests (including Portfolio Funds and private companies) may also utilize leverage in their investment activities. Borrowings at the individual investment level are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain assets and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008 or the current global pandemic. In general, the use of leverage by the Fund’s assets may increase the volatility of their values and of the value of the Shares. See “Risks –The Fund may be subject to leverage risk.”

RISKS

AN INVESTMENT IN THE FUND INVOLVES A HIGH DEGREE OF RISK AND THEREFORE SHOULD ONLY BE UNDERTAKEN BY QUALIFIED INVESTORS WHOSE FINANCIAL RESOURCES ARE SUFFICIENT TO ENABLE THEM TO ASSUME THESE RISKS AND TO BEAR THE LOSS OF ALL OR PART OF THEIR INVESTMENT. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY, BUT ARE NOT MEANT TO BE AN EXHAUSTIVE LISTING OF ALL OF THE POTENTIAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND. INVESTORS SHOULD CONSULT WITH THEIR OWN FINANCIAL, LEGAL, INVESTMENT AND TAX ADVISERS PRIOR TO INVESTING IN THE FUND.

Investment in the Fund is suitable only for those persons who have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of their proposed investment, who can afford to bear the economic risk of their investment, who are able to withstand a total loss of their investment and who have no need for liquidity in their investment and no need to dispose of their Shares to satisfy current financial needs and contingencies or existing or contemplated undertakings or indebtedness. The following risks may be directly applicable to the Fund or may be indirectly applicable through the Fund’s investments in Portfolio Funds. Potential investors with questions as to the suitability of an investment in the Fund should consult their professional advisers to assist them in making their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Fund in light of their own circumstances and financial condition.

The Fund’s investment program is speculative and entails substantial risks. In considering participation in the Fund, prospective investors should be aware of certain risk factors, which include the following:

Risks of Investing in Private Market Investments

Risks of Private Equity Strategies

The Fund’s investment portfolio includes exposure to private companies for which operating results in a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses. The Fund’s investment portfolio includes Secondary Investments, Co-Investments and Primary Investments. The Portfolio Funds and special purpose vehicles that the Fund invests in hold securities issued primarily by private companies. Operating results for private companies in a specified period may be difficult to determine. Such investments involve a high degree of business and financial risk that can result in substantial losses.

•

Private Equity Investment Risks. Private equity transactions may result in new enterprises that are subject to extreme volatility, require time for maturity and may require additional capital. In addition, they frequently rely on borrowing significant amounts of capital, which can increase profit potential but at the same time increase the risk of loss. Leveraged companies may be subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. Also, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money was not used. Although these investments may offer the opportunity for significant gains, such buyout and growth investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may not be as leveraged.

•	Venture Capital Risks. Venture capital investments are in private companies that have limited operating history, are attempting to develop or commercialize unproven technologies or to implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public or private companies that may be at a later stage of development.

•

Private Companies Risks. The Fund may invest in Portfolio Funds that have exposure to large private companies. Such Portfolio Funds may be more dependent upon the public capital markets as a means of maximizing value when exiting their positions in such portfolio companies. As a result, the Fund’s ability to receive distributions from the Portfolio Funds in which it invests may be more exposed to the health of the initial public offerings (“IPO”) market than it would be if the Fund focused on Portfolio Funds that invest primarily in mid-size and smaller private companies.

Less information may be available with respect to private company investments and such investments offer limited liquidity.

Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Typically, investments in private companies are in restricted securities that are not traded in public markets and subject to substantial holding periods, so that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. There can be no assurance that the Fund will be able to realize the value of private company investments in a timely manner.

Private equity investments are subject to general market risks.

Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid too much for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.

Companies in which the Fund may invest, either directly or through Portfolio Funds, may face significant fluctuations in operating results, may need to engage in acquisitions or divestitures of assets in order to compete successfully or survive financially, may be operating at a loss, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may require substantial additional capital (which may be difficult to raise) to support their operations, to finance expansion or to maintain their competitive position, or otherwise may have a weak financial condition.

Companies in which the Fund may invest, either directly or through Portfolio Funds, may be highly leveraged and, as a consequence, subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. As a result, these companies may lack the flexibility to respond to changing business and economic conditions, or to take advantage of business opportunities.

Companies in which the Fund may invest, either directly or through Portfolio Funds, may face intense competition, including competition from companies with far greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.

Access to private equity investment opportunities is limited.

The Adviser and its affiliates seek to maintain excellent relationships with sponsors, general partners and managers with which they have previously invested. However, because of the number of investors seeking to gain access to the top performing investment funds, direct investments, secondary investments and other vehicles, there can be no assurance that the Adviser will be able to secure interests on behalf of the Fund in all of the investment opportunities that it identifies for the Fund, or that the size of the interests available to the Fund will be as large as the Adviser would desire. Moreover, as a registered investment company, the Fund will be required to make certain public disclosures and regulatory filings regarding its operations, financial status, portfolio holdings, etc. While these filings are designed to enhance investor protections, Portfolio Fund Managers and certain private companies may view such filings as contrary to their business interests and deny access to the Fund; but may permit other, non-registered funds or accounts, managed by the Adviser or its affiliates, to invest. As a result, the Fund may not be invested in certain Co-Investments or Portfolio Funds that are held by other unregistered funds or accounts managed by the Adviser or its affiliates, even though those investments would be consistent with the Fund’s investment objective. The Fund may also invest in certain Primary Investments in anticipation of obtaining access to one or more potential Co-Investments, but there is generally no guarantee that those potential Co-Investments will be made available to the Fund.

The Adviser will not cause the Fund to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms) unless such investments are not prohibited by Section 17(d) of the 1940 Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance or unless made in accordance with an exemptive order the Adviser, the Fund and certain funds advised by the Adviser have received from the SEC that permits the Fund to, among other things and subject to the conditions of the order, invest in certain privately placed securities in aggregated transactions alongside certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, where the Adviser negotiates certain terms of the private placement securities to be purchased (in addition to price-related terms). The conditions contained in the exemptive order may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect Fund’s ability to achieve the desired investment returns.

The Fund is subject to the risks of its Portfolio Funds.

The Fund’s investments in Portfolio Funds are subject to a number of risks. Portfolio Fund interests are expected to be illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly. Some of the Portfolio Funds in which the Fund invests may have only limited operating histories. Although the Adviser seeks to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds and the illiquid nature of their investments, investors typically will see negative returns in the early stages of Portfolio Funds. Then as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful. This is often referred to as the J-curve.

Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund Managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund Managers. A Portfolio Fund Manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund Manager’s compensation. The Adviser reviews and performs due diligence on the valuation procedures used by each Portfolio Fund Manager and monitors the performance information provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund Managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of Shares.

A Portfolio Fund Manager’s information could also be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Adviser elects to cause the Fund to sell its interests in such a Portfolio Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Portfolio Fund Manager’s valuations of such interests could remain subject to such fraud or error, and the Adviser may determine to discount the value of the interests or value them at zero. Shareholders should be aware that situations involving uncertainties as to the valuations by Portfolio Fund Managers could have a material adverse effect on the Fund if the Portfolio Fund Manager’s or the Adviser’s judgments regarding valuations should prove incorrect.

No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Portfolio Fund, the accuracy of the valuations provided by the Portfolio Funds, that the Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could prove in hindsight to have been wrong, potentially by significant amounts.

The Fund pays asset-based fees, and, in most cases, is subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the Advisory Fee. In addition, performance-based fees charged by Portfolio Fund Managers may create incentives for the Portfolio Fund Managers to make risky investments, and may be payable by the Fund to a Portfolio Fund Manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative.

Moreover, a Shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a Shareholder in the Fund may be subject to higher operating expenses than if the Shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a Shareholder in the Fund will be lower than the returns to a direct investor in the Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds are generally paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, particularly as a secondary investment, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.

There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. In addition, the SEC has adopted Rule 18f-4 under the 1940 Act, which, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a Co-Investment. In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or Co-Investments than other clients of the Adviser.

If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.

The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the general partner, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature and illiquid securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.

Although the Fund will be an investor in a Portfolio Fund, Shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund Manager or assert claims directly against any Portfolio Funds, the Portfolio Fund Managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, does not have the benefit of the protections afforded by 1940 Act. Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund Managers, does not have the benefit of certain of the protections afforded by the Advisers Act.

Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified—a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund will maintain cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.

The Fund is subject to the risks associated with its Portfolio Funds’ underlying investments.

The investments made by the Portfolio Funds entail a high degree of risk and in most cases are highly illiquid and difficult to value. Unless and until those investments are sold or mature into marketable securities they will remain illiquid. As a general matter, companies in which the Portfolio Fund invests may face intense competition, including competition from companies with far greater financial resources; more extensive research, development, technological, marketing and other capabilities; and a larger number of qualified managerial and technical personnel.

A Portfolio Fund Manager may focus on a particular industry or sector, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. The value of the investments of a Portfolio Fund that focuses its investments in a particular industry or sector will be highly sensitive to financial, economic, political and other developments affecting that industry or market sector, and conditions that negatively impact that industry or market sector will have a greater impact on the Portfolio Fund as compared with a Portfolio Fund that does not have its holdings concentrated in a particular industry or market sector. To the extent that a Portfolio Manager focuses on a particular industry or sector (e.g.., software), it may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Likewise, a Portfolio Fund Manager may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. In addition, Portfolio Funds may establish positions in different geographic regions or industries that, depending on market conditions, could experience offsetting returns. Due to these factors, the Fund could inadvertently become disproportionately exposed to a particular industry, sector, country or geographic region, which could have a negative impact on the value of such investments held by the Fund in the event of disruption due to financial, economic, political or other developments.

The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.

The valuations of Portfolio Funds in which the Fund invests may be based on imperfect information and are subject to inherent uncertainties.

There is no established market for Secondary Investments or for the privately-held portfolio companies of Portfolio Fund Managers, and there are not likely to be any comparable companies for which public market valuations exist. In addition, under limited circumstances, the Adviser may not have access to all material information relevant to a Portfolio Fund Manager’s valuation analysis. For example, Portfolio Fund Managers generally are not obligated to update any valuations in connection with a transfer of interests on a secondary basis, and such valuations may not be indicative of current or ultimate realizable values. As a result, the valuation of Portfolio Funds in which the Fund invests may be based on imperfect information and is subject to inherent uncertainties. The Fund’s carrying value of a Primary Investment or Secondary Investment in a Portfolio Fund or Co-Investment therefore may not accurately reflect the amount the Fund could realize upon disposition of the asset and, in the case of a Secondary Investment, is not expected to reflect the Fund’s cost to purchase the asset if it is acquired at a discount to the net asset value reported by the Portfolio Fund or its Portfolio Fund Manager. There are no guarantees or assurances regarding the valuation methodology employed or the adequacy of systems utilized by any Fund Manager. Additionally, there is no assurance regarding the accuracy of valuations provided by the Portfolio Fund Managers, their compliance with internal policies or procedures for record-keeping and valuation, or the effectiveness of their policies, procedures, and systems. Consequently, it is possible that a Portfolio Fund Manager’s valuation of securities may not align with the ultimate realized amount upon the disposition of such securities. The information provided by a Portfolio Fund Manager may be subject to inaccuracy due to fraudulent activity, mis-valuation, or inadvertent errors. It is important to note that the Fund may not identify these valuation errors for a significant period of time, if at all.

The Fund may have limited Secondary Investment opportunities.

The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds (and not from the issuers of such investments). In such instances, as the Fund will not be acquiring such interests directly from the Portfolio Fund, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. There can be no assurance as to the number of Secondary Investment opportunities that will be presented to the Fund.

In addition, valuation of Secondary Investments in continuation vehicles and Portfolio Funds may be difficult, as there generally will be no established market for such investments or for the privately-held portfolio companies in which such Portfolio Funds may own securities. Moreover, the purchase price of Secondary Investments in such Portfolio Funds generally will be subject to negotiation with the sellers of the interests and there is no assurance that the Fund will be able to purchase interests at attractive discounts to net asset value, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund. The acquisition of Secondary Investments generally requires the consent of the Portfolio Fund Manager of such Secondary Investment, and there can be no assurance that the Fund will be able to obtain such consent. When the Fund acquires Secondary Investments, it is expected that the Fund will not have had the opportunity to negotiate the terms of the investment or other special rights or privileges, and the Fund may acquire an interest in a Secondary Investment that contains terms that are disadvantageous for legal, tax, regulatory, or other reasons.

There is significant competition for Secondary Investments. Many institutional investors, including fund-of-funds entities, as well as existing investors of Portfolio Funds may seek to purchase Secondary Investments of the same Portfolio Fund which the Fund may also seek to purchase. In addition, some Portfolio Fund Managers have become more selective by adopting policies or practices that exclude certain types of investors, such as fund-of-funds. These Portfolio Fund Managers also may be partial to Secondary Investments being purchased by existing investors of their Portfolio Funds. In addition, some secondary opportunities may be conducted pursuant to a specified methodology (such as a right of first refusal granted to existing investors or a so-called “Dutch auction,” where the price of the investment is lowered until a bidder bids and that first bidder purchases the investment, thereby limiting a bidder’s ability to compete for price) which can restrict the availability of those opportunities for the Fund. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.

At times, the Fund may have the opportunity to acquire a portfolio of Portfolio Fund interests from a seller, on an “all or nothing” basis. In some such cases, certain of the Portfolio Fund interests may be less attractive than others, and certain of the Portfolio Fund Managers may be more familiar to the Adviser than others or may be more experienced or highly regarded than others. In such cases, it may not be possible for the Fund to carve out from such purchases those Secondary Investments which the Adviser considers (for commercial, tax legal or other reasons) less attractive.

In the cases where the Fund acquires an interest in a Portfolio Fund through a Secondary Investment, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the Portfolio Fund and, subsequently, that Portfolio Fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return the monies equivalent to such distribution to the Portfolio Fund. While the Fund may, in turn, make a claim against the seller for any such monies so paid, there can be no assurance that the Fund would prevail on such claim.

The Fund’s investments in Secondary Investments typically will include an unfunded portion where the Fund commits to invest equity in a Portfolio Fund in the future, as will the Fund’s primary investments in Portfolio Funds. Similarly, the Fund’s Co-Investments may include an unfunded commitment to invest equity in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Portfolio Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments, as part of its risk management process to seek to ensure the Fund will have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitments to invest equity in Portfolio Funds and special purpose vehicles that acquire private market investments as they come due.

Regulatory changes may adversely affect private equity funds.

Legal, tax and regulatory changes could occur that may adversely affect or impact the Fund at any time. The legal, tax and regulatory environment for private equity funds is evolving, and changes in the regulation and market perception of such funds, including changes to existing laws and regulations and increased criticism of the private equity and alternative asset industry by regulators and politicians and market commentators, may materially adversely affect the ability of Portfolio Funds to pursue their investment strategies. In recent years, market disruptions and the dramatic increase in capital allocated to alternative investment strategies have led to increased governmental, regulatory and self-regulatory scrutiny of the private equity and alternative investment fund industry in general, and certain legislation proposing greater regulation of the private equity and alternative investment fund management industry periodically is being and may in the future be considered or acted upon by governmental or self-regulatory bodies of both U.S. and in non-U.S. jurisdictions. It is impossible to predict what, if any, changes might be made in the future to the regulations affecting: private equity funds generally; the Portfolio Funds; the Portfolio Fund Managers; the markets in which they operate and invest; and/or the counterparties with which they do business. It is also impossible to predict what the effect of any such legislative or regulatory changes might be. Any regulatory changes that adversely affect a Portfolio Fund’s ability to implement its investment strategies could have a material adverse impact on the Portfolio Fund’s performance, and thus on the Fund’s performance.

In-kind distributions from Portfolio Funds or Co-Investments may be held for an indefinite period.

The Fund may receive in-kind distributions of securities from Portfolio Funds or Co-Investments. There can be no assurance that securities distributed in kind by Portfolio Funds or Co-Investments to the Fund will be readily marketable or saleable. The Fund may be required to, or the Adviser, in its sole investment discretion, may determine to, hold such securities for an indefinite period. Timing of sales is subject to position size considerations, market liquidity, and other factors considered in the sole investment discretion of the Adviser. The Fund may incur additional expense in connection with any disposition of such securities.

There are additional risks associated with Co-Investments.

There can be no assurance that the Fund will be given Co-Investment opportunities, or that any specific Co-Investment offered to the Fund would be appropriate or attractive to the Fund in the Adviser’s judgment. Many entities compete with the Fund in pursuing Co-Investments. Some competitors may have a lower cost of funds and access to funding sources that are not available to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. As a result of this competition and regulatory restrictions, the Fund may not be able to pursue attractive Co-Investment opportunities from time to time. The market for Co-Investment opportunities is competitive and may be limited, and the Co-Investment opportunities to which the Fund wishes to allocate assets may not be available at any given time.

In addition, the Fund’s ability to dispose of Co-Investments may be more limited than the Fund’s ability to dispose of Secondary Investments or Primary Investments, both by the fact that the securities are expected to be unregistered and illiquid and by contractual restrictions that may limit, preclude or require certain approvals for the Fund to sell such investment. Co-Investments may be heavily negotiated and, therefore, the Fund may incur additional legal and transaction costs in connection therewith.

The Fund may be subject to risks related to its Co-Investments alongside other parties.

Co-Investing alongside one or more other parties in an investment (i.e., as a co-investor) involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor, the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.

In addition, in order to take advantage of Co-Investment opportunities as a co-investor, the Fund generally will be required to hold a non-controlling interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the Co-Investment, on a co-investor basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.

In addition, the Fund may in certain circumstances be liable for the actions of its third-party co-venturers. Co-Investments made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers. There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.

The Fund’s private markets investments may be subject to risks associated with a lead investor.

The Fund’s ability to realize a profit on such private markets investments will be particularly reliant on the expertise of the lead investor in the transaction. While due diligence will be conducted on private investment opportunities, where the Fund invests alongside an unaffiliated lead investor, the Adviser may be more reliant on the lead investor’s diligence. In addition, the Adviser may have little to no opportunity to negotiate the terms of such private investments. The Fund generally will rely on the lead investor or sponsor offering such private investment opportunity to perform certain due diligence on the relevant investment and to negotiate certain terms of the investment.

Fixed-income securities in which the Fund may invest are generally subject to the following risks:

Interest Rate Risk. The market value of bonds and other fixed-income securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as interest rates rise. The Fund may face a heightened level of interest rate risk due to certain changes in monetary policy. It is difficult to predict the pace at which central banks or monetary authorities may change interest rates or the timing, frequency, or magnitude of such changes. Any such changes could be sudden and could expose debt markets to significant volatility and reduced liquidity for Fund investments. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Fluctuations in the market price of the Fund’s investments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund’s net asset value. The Fund may lose money if short-term or long-term interest rates rise sharply in a manner not anticipated by the Adviser. Moreover, because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Fund to the extent that it invests in floating rate debt securities.

The Fund may invest in variable and floating rate debt instruments, which generally are less sensitive to interest rate changes than longer duration fixed rate instruments, but may decline in value in response to rising interest rates if, for example, the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Conversely, variable and floating rate instruments generally will not increase in value if interest rates decline. To the extent the Fund holds variable or floating rate instruments, a decrease in market interest rates will adversely affect the income received from such securities, which may adversely affect the net asset value of the Fund’s Shares.

Issuer and Spread Risk. The value of fixed-income securities may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods and services, historical and prospective earnings of the issuer and the value of the assets of the issuer. In addition, wider credit spreads and decreasing market values typically represent a deterioration of a debt security’s credit soundness and a perceived greater likelihood of risk or default by the issuer.

Credit Risk. Credit risk is the risk that one or more fixed-income securities in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the security experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. To the extent the Fund invests in below investment grade securities, it will be exposed to a greater amount of credit risk than a fund that only invests in investment grade securities. In addition, to the extent the Fund uses credit derivatives, such use will expose it to additional risk in the event that the bonds underlying the derivatives default. The degree of credit risk depends on the issuer’s financial condition and on the terms of the securities.

Prepayment or “Call” Risk. During periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk. Below investment grade securities frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (i.e., “call protection”). For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be increased.

Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed-income securities at market interest rates that are below the Fund portfolio’s current earnings rate.

Duration and Maturity Risk. The Fund has no set policy regarding the duration or maturity of the fixed-income securities it may hold. In general, the longer the duration of any fixed-income securities in the Fund’s portfolio, the more exposure the Fund will have to the interest rate risks described above. The Adviser may seek to adjust the portfolio’s duration or maturity based on its assessment of current and projected market conditions and any other factors that the Adviser deems relevant. There can be no assurance that the Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust the portfolio’s duration or maturity will be successful at any given time.

General Risks of Investing in the Fund

The Fund and the Portfolio Funds are subject to general investment risks.

There is no assurance that the investments held by the Fund will be profitable, that there will be proceeds from such investments available for distribution to Shareholders, or that the Fund will achieve its investment objective. An investment in the Fund is speculative and involves a high degree of risk. Fund performance may be volatile and a Shareholder could incur a total or substantial loss of its investment. There can be no assurance that projected or targeted returns for the Fund will be achieved.

The Fund and the Portfolio Funds are subject to risks associated with market and economic downturns and movements.

Investments made by the Fund may be materially affected by market, economic and political conditions in the United States and in the non-U.S. jurisdictions in which its investments operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the control of the Adviser and could adversely affect the liquidity and value of the Fund’s investments and reduce the ability of the Fund to make new investments.

The Fund and the Portfolio Funds are subject to risks associated with financial market developments.

Volatile conditions in the capital markets may cause limitations on the ability of companies in which the Portfolio Funds will invest to obtain capital, or subject such companies to higher costs of capital for financing. This lack of available credit could impede the ability of such companies to complete investments and higher costs of capital could reduce the returns of the Fund or Portfolio Funds.

Changes in interest rates may adversely affect the investments held by the Fund. Changes in the general level of interest rates can affect the value of the Fund’s investments. Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations, fiscal deficits, trade surpluses or deficits, regulatory requirements and other factors beyond the control of the Fund and the companies in which the Portfolio Funds invest. Although it is expected that the Fund’s borrowings, if any, will be short-term in nature, the companies in which the Portfolio Funds invest may finance a significant portion of their activities with both fixed and floating rate debt. By financing the acquisition and development of an investment with floating rate debt, such companies and Portfolio Funds, and indirectly the Fund, will bear the risk that in the event of rising interest rates and a lack of concomitant growth in income, or any increase in underwriting standards that might limit the availability of credit, it could become difficult for such companies and Portfolio Funds to obtain refinancing. In such a case, a company or Portfolio Funds could be forced to take actions that might be disadvantageous at the time in question, such as refinancing on unfavorable terms or selling an asset. Any rise in interest rates may also significantly increase the interest expense of the companies in which the Fund and Portfolio Funds invest, causing losses and/or the inability to service debt levels. If a company in which a Portfolio Funds invests cannot generate adequate cash flow to meet debt obligations, the Fund may suffer a partial or total loss of capital invested in the Portfolio Funds. Given current market conditions following a historically low interest rate environment, risks associated with rising interest rates are heightened.

In addition, there is potential for new governmental initiatives, including regulations regarding lending and funding practices, liquidity standards and hedging transactions. Moreover, bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations and/or in the marketplace generally, including the expected issuance of formal enforcement orders. Negative developments in the financial industry and the impact of new legislation in response to those developments could restrict the Fund’s business operations and adversely impact the Fund’s results of operations and financial condition.

Furthermore, the current U.S. political environment is volatile and has increased uncertainty regarding future political, legislative, regulatory or administrative changes that may impact the Adviser, the Fund or its investors or the Fund’s investments. Any such changes could impact the laws and regulations applicable to the Adviser, the Fund or the Fund’s investments. Significant uncertainty remains in the market regarding the consequences of the current U.S. political environment, and the range and potential implications of possible political, regulatory, economic and market outcomes are difficult to predict. Uncertainty regarding the consequences of the current U.S. political environment may have an adverse effect or may cause volatility in the U.S. or global economies and currency and financial markets in the short or long term, as well as the values of the Fund’s investments and the Fund’s ability to execute its investment strategy or the financial prospects of its investments. While certain of such changes could beneficially impact the Fund or certain investments, other changes could adversely impact the Adviser, the Fund or its investors or the Fund’s investments.

The Fund has limited operating history.

The Fund is a diversified, closed-end management investment company with limited operating history. While members of the Private Equity Group who will be active in managing the Fund’s investments have substantial experience in private market investments, the Fund has limited historical financial statements and other meaningful operating or financial data on which potential investors may evaluate the Fund and its performance.

The Fund is subject to conflicts of interest.

An investment in the Fund is subject to a number of actual or potential conflicts of interest. For example, the Adviser and/or its affiliates provide a variety of different services to the Fund, for which the Fund compensates them. As a result, the Adviser and/or its affiliates have an incentive to enter into arrangements with the Fund, and face conflicts of interest when balancing that incentive against the best interests of the Fund. The Adviser and/or its affiliates also face conflicts of interest in their service as investment adviser to other clients, and, from time to time, make investment decisions that differ from and/or negatively impact those made by the Adviser on behalf of the Fund. In addition, affiliates of the Adviser provide a broad range of services and products to their clients and are major participants in the global currency, equity, commodity, fixed-income and other markets. In certain circumstances, by providing services and products to their clients, these affiliates’ activities will disadvantage or restrict the Fund and/or benefit these affiliates and may result in the Fund forgoing certain investments that it would otherwise make. Furthermore, from time to time, the investment activities of the Fund will be restricted because of regulatory requirements applicable to the Adviser (or its affiliates) or its internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements. There may be periods when the Adviser could preclude the Fund from purchasing particular securities or financial instruments (or limit the amount the Fund may invest), even if such securities or financial instruments would otherwise meet the Fund’s objectives. For example, the Fund’s ability to participate in private market investments may be limited or precluded due to internal restrictions in place at the Adviser designed to avoid affiliation under the 1940 Act between the Fund and/or the Adviser and its affiliates and an issuer. These same restrictions may not apply to other accounts or pooled investment vehicles managed by the Adviser that are not subject to the 1940 Act. An inability to receive the desired allocation to potential investments may affect the Fund’s ability to achieve the desired investment returns. The Adviser may also acquire material non-public information which would negatively affect the Adviser’s ability to transact in securities for the Fund. See “Potential Conflicts of Interest” below.

The Board may change the Fund’s investment objective and certain strategies without Shareholder approval.

The Board has the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice and without Shareholder approval (except as required by the 1940 Act or other applicable laws). The Fund cannot predict the effects that any changes to its current operating policies and strategies would have on the Fund’s business, operating results and value of its Shares. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.

The Fund is actively managed and subject to management risk.

The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s ability to achieve its investment objective depends upon the Adviser’s skill in determining the Fund’s allocation of its assets and in selecting the best mix of investments. There is a risk that the Adviser’s evaluation and assumptions regarding asset classes or investments may be incorrect in view of actual market conditions. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Fund may be subject to a relatively high level of management risk because the Fund invests in private market investments, which are highly specialized instruments that require investment techniques and risk analyses different from those associated with investing in public equities and bonds. The Fund’s allocation of its investments across Portfolio Funds, Co-Investments and other portfolio investments representing various strategies, geographic regions, asset classes and sectors may vary significantly over time based on the Adviser’s analysis and judgment. As a result, the particular risks most relevant to an investment in the Fund, as well as the overall risk profile of the Fund’s portfolio, may vary over time. It is possible that the Fund will focus on an investment that performs poorly or underperforms other investments under various market conditions.

The Fund’s performance depends on the Adviser and key personnel.

The Fund does not and will not have any internal management capacity or employees and depends on the experience, diligence, skill and network of business contacts of the investment professionals of the Adviser and the Private Equity Group currently employ, or may subsequently retain, to identify, evaluate, negotiate, structure, close, monitor and manage the Fund’s investments. The Adviser will evaluate, negotiate, structure, close and monitor the Fund’s investments in accordance with the terms of the Investment Advisory and Management Agreement. The Fund’s future success will depend to a significant extent on the continued service and coordination of the Adviser’s senior investment professionals. The departure of any of the Adviser’s key personnel, including the portfolio managers, or of a significant number of the investment professionals of the Adviser or of the Private Equity Group, could have a material adverse effect on the Fund’s business, financial condition or results of operations. Under the terms of the Investment Advisory and Management Agreement, the Adviser may also enter into one or more sub-advisory agreements with other investment advisers pursuant to which the Adviser may obtain sub-advisory services from such other investment advisers to assist the Adviser in fulfilling its responsibilities. The Fund can offer no assurance that the investment professionals, resources, relationships and expertise of JPMorgan Chase & Co. (“JPMorgan Chase”) will be available for every transaction. In addition, the Fund cannot assure investors that the Adviser will remain the Fund’s investment adviser. The Fund may not be able to find a suitable replacement within that time, resulting in a disruption in its operations that could adversely affect its financial condition, business and results of operations. This could have a material adverse effect on the Fund’s financial conditions, results of operations and cash flow.

The Adviser’s due diligence process may entail evaluation of important and complex issues and may require outside consultants.

The Adviser’s due diligence process may not reveal all facts that may be relevant in connection with an investment made by the Fund. In some cases, only limited information is available about a Portfolio Fund or Co-Investment opportunity in which the Adviser is considering an investment. There can be no assurance that the due diligence investigations undertaken by the Adviser will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating a particular investment opportunity, or that the Adviser’s due diligence will result in an investment being successful. In the event of fraud by any Portfolio Fund or Co-Investment vehicle or any of its general partners, managers or affiliates, the Fund may suffer a partial or total loss of capital invested in that investment. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments. An additional concern is the possibility of material misrepresentation or omission on the part of the investment or the seller. Such inaccuracy or incompleteness may adversely affect the value of that investment. The Fund will rely upon the accuracy and completeness of representations made by Portfolio Funds or Co-Investment vehicles and/or their current or former owners in the due diligence process to the extent the Fund deems reasonable when it makes its investments, but cannot guarantee such accuracy or completeness.

Investments in the Fund will be primarily illiquid.

The Fund is designed primarily for long-term investors. An investment in the Fund, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. The Shares are appropriate only for investors who are comfortable with investment in less liquid or illiquid portfolio investments within an illiquid fund. An investment in the Shares is not suitable for investors who need access to the money they invest. Unlike open-end funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares will not be redeemable at a Shareholder’s option. Unlike stocks of listed closed-end funds, the Shares are not listed, and are not expected to be listed, for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. The Fund’s private market investments will be illiquid and typically cannot be transferred or redeemed for a substantial period of time. The Shares are designed for long-term investors, and the Fund should not be treated as a trading vehicle.

There can be no assurance that the Fund will conduct repurchase offers in a particular period.

Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their net asset value and the Adviser intends to recommend that, in normal market circumstances, the Fund conduct quarterly repurchase offers of no more than 5% of the Fund’s net assets, there can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time. The Fund is not obligated to repurchase any Shares and may choose to conduct a quarterly repurchase offer of less than 5% of the Fund’s net assets or not conduct a quarterly repurchase offer in any quarter. As a result, Shares should be considered as having only limited liquidity and at times may be illiquid. Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end registered investment companies. It is possible that the Fund may be unable to repurchase all of the Shares that a Shareholder tenders due to the illiquidity of the Fund’s investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. Moreover, one or more feeder vehicles will be formed to facilitate indirect investments in the Fund by certain investors. Requests by these investors to withdraw their interests in a feeder vehicle are expected to result in tenders by the feeder vehicle in a tender offer by the Fund and could contribute to an over-subscription of a particular tender offer. In addition, substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time.

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchase of Shares.”

Offers for repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and the underlying investments of the Fund. Additionally, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders unless called for under the provisions of 1940 Act.

The Fund may repurchase Shares through distributions in-kind.

The Fund generally expects to distribute cash to the holder of Shares that are repurchased in satisfaction of such repurchase. See “Repurchase of Shares—Periodic Repurchases.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive securities from a Portfolio Fund that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind to Shareholders. In the event that the Fund makes such a distribution of securities, there can be no assurance that any Shareholder would be able to readily dispose of such securities or dispose of them at the value determined by the Adviser.

The Fund will have access to confidential information.

The Fund will likely have access to or acquire confidential information relating to its investments. The Fund will likely limit the information reported to its investors with respect to such investments.

Shares are not freely transferable.

Transfers of Shares may be made only by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder or with the prior written consent of the Board, which may be withheld in the Board’s sole discretion. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability.

The Fund’s investments may be difficult to value.

The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.

The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which the Fund’s portfolio investments may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. The accounting, auditing and financial reporting standards and practices applicable to foreign companies may be less rigorous, and there may be significant differences between financial statements prepared in accordance with those accounting standards as compared to financial statements prepared in accordance with international accounting standards. Consequently, the net asset value of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments.

A substantial portion of the Fund’s assets consist of Portfolio Funds and Co-Investments for which there are no readily available market quotations. The information available in the marketplace for such companies, their securities and the status of their businesses and financial conditions is often extremely limited, outdated and difficult to confirm. Such securities are valued by the Adviser, as valuation designee pursuant to Rule 2a-5 under the 1940 Act, at fair value based on input from the sponsor or general partner of such investment as determined pursuant to policies and procedures approved by the Board. In determining fair value, the Adviser is required to consider all appropriate factors relevant to value and all indicators of value available to the Fund. The determination of fair value necessarily involves judgment in evaluating this information in order to determine the price that the Fund might reasonably expect to receive for the security upon its current sale. The most relevant information may often be provided by the issuer of the securities. Given the nature, timeliness, amount and reliability of information provided by the issuer, fair valuations may become more difficult and uncertain as such information is unavailable or becomes outdated. In some instances, returns on Secondary Investments will be higher than returns on Primary Investments as a result of such Secondary Investments being purchased at a discount, and then revalued based on the practical expedient next reported for such Secondary Investment.

Shareholders should recognize that valuations of illiquid assets involve various judgments and consideration of factors that may be subjective. The value at which the Fund’s investments can be liquidated may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. The Fund will invest a significant amount of its assets in private market investments for which no public market exists. There can be no guarantee that the Fund’s investments could ultimately be realized at the Fund’s valuation of such investments. In addition, the Fund’s compliance with the asset diversification tests under the Code depends on the fair market values of the Fund’s assets, and, accordingly, a challenge to the valuations ascribed by the Fund could affect its ability to comply with those tests or require it to pay penalty taxes in order to cure a violation thereof. These factors could adversely affect Shareholders whose Shares are repurchased as well as new Shareholders and remaining Shareholders.

The valuations reported by the Portfolio Fund Managers, based upon which the Fund determines its net asset value and the net asset value per Share, may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Portfolio Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or revisions to the net asset value of a Portfolio Fund adversely affect the Fund’s net asset value, the outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares.

The valuations of Shares may be significantly affected by numerous factors, some of which are beyond the Fund’s control and may not be directly related to the Fund’s operating performance. These factors include: changes in regulatory policies or tax guidelines; changes in earnings or variations in operating results; changes in the value of the Fund’s investments; changes in accounting guidelines governing valuation of the Fund’s investments; any shortfall in revenue or net income or any increase in losses from levels expected by investors; departure of the Adviser or certain of its respective key personnel; and general economic trends and other external factors.

In addition, the overall performance of the Fund may also be affected by situations where, in order to make investments considered desirable, the Fund is required to make other investments considered less desirable or for which the Adviser is less comfortable with the estimated valuations.

The Fund’s net asset value is a critical component in several operational matters including computation of the Advisory Fee, the Incentive Fee and the Distribution and Servicing Fee, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund. It is expected that the Fund will accept purchases of Shares as of the first business day of each month. The number of Shares a Shareholder will receive will be based on the Fund’s most recent net asset value, which will be calculated for the last business day of the preceding month (i.e., one business day prior to date on which the Fund will accept purchases). For more information regarding the Fund’s subscription process, see “Purchasing Shares.”

The Adviser generally expects to receive information for the Fund’s investments in private market investments, including Portfolio Funds and Co-Investments, on which it will base the Fund’s net asset value only as of each calendar quarter end and on a significant delay. The Adviser generally does not expect to receive updated information intra quarter for such investments. As a result, the Fund’s net asset value for periods other than calendar quarter end will likely be based on information from the prior quarter and market inputs that are observable to the Adviser, but may not reflect all adjustments that a Portfolio Fund Manager would make based on information that has not been shared with the Adviser. As a result, in certain situations, the Adviser may not reflect adjustments to the value of the Fund’s investments due to impairments or other market factors than the Adviser would make if it had access to such information, resulting in such investments potentially being overvalued in hindsight.

The Fund may need to liquidate certain investments, including its investments in private market investments, in order to repurchase Shares in connection with a repurchase offer. A subsequent decrease in the valuation of the

Fund’s investments after a repurchase offer could potentially disadvantage remaining Shareholders to the benefit of Shareholders whose Shares were accepted for repurchase. Alternatively, a subsequent increase in the valuation of the Fund’s investments could potentially disadvantage Shareholders whose Shares were accepted for repurchase to the benefit of remaining Shareholders. Similarly, a subsequent decrease in the valuation of the Fund’s investments after a subscription could potentially disadvantage subscribing investors to the benefit of pre-existing Shareholders, and a subsequent increase in the valuation of the Fund’s investments after a subscription could potentially disadvantage pre-existing Shareholders to the benefit of subscribing investors. For more information regarding the Fund’s calculation of its net asset value, see “Net Asset Valuation.”

The Fund cannot guarantee the amount or frequency of distributions.

The amount of distributions that the Fund may pay is uncertain. The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board, and otherwise in a manner to comply with the distribution requirements necessary for the Fund to qualify to be treated as a RIC. See “Distributions.” Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including Fund investments), non-capital gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or Co-Investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

Additional subscriptions will dilute the voting interest of existing Shareholders.

The Fund intends to accept additional subscriptions for Shares, and such subscriptions will dilute the voting interest of existing Shareholders in the Fund. Additional subscriptions will also dilute the indirect interests of existing Shareholders in the Fund investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund investments underperform the prior investments.

The Fund and certain service providers may have access to Shareholders’ personal information.

The Adviser, the auditors, the custodian and the other service providers to the Fund may receive and have access to personal data relating to Shareholders, including information contained in a prospective investor’s subscription documents and arising from a Shareholder’s business relationship with the Fund and/or the Adviser. Such information may be stored, modified, processed or used in any other way, subject to applicable laws, by the Adviser and by the Fund’s other service providers and their agents, delegates, sub-delegates and certain third parties in any country in which such person conducts business. Subject to applicable law, Shareholders may have rights in respect of their personal data, including a right to access and rectification of their personal data and may in some circumstances have a right to object to the processing of their personal data.

The Adviser and its affiliates manage funds and accounts with similar strategies and objectives to the Fund.

The Adviser and its affiliates are investment advisers to various clients for whom they make private equity investments of the same type as the Fund. The Adviser and its affiliates also may agree to act as investment adviser to additional clients that make private equity investments of the same type as the Fund. In addition, the Adviser and the Private Equity Group will be permitted to organize other pooled investment vehicles with principal investment objectives different from those of the Fund. It is possible that a particular investment opportunity would be a suitable investment for the Fund and such clients or pooled investment vehicles. Such investments will be allocated in accordance with the allocation policies and procedures of the Adviser’s Private Equity Group. See “Potential Conflicts of Interest” below.

The Fund is subject to inflation risk.

Inflation may adversely affect the business, results of operations and financial condition of the portfolio companies in which Portfolio Funds may invest.

Inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending and economic growth, and may adversely affect portfolio companies’ operations. If portfolio companies are unable to pass increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly as interest rates rise in response to inflation. In addition, any projected future decreases in portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of those investments could result in future realized or unrealized losses and therefore reduce the Fund’s net asset value.

While the U.S. and other developed economies have experienced higher-than-normal inflation rates, it remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation may affect the Fund’s investments adversely in a number of ways, including those noted above. During periods of rising inflation, interest and dividend rates of any instruments the Fund or entities related to portfolio investments may have issued could increase, which would tend to reduce returns to investors in the Fund. Inflationary expectations or periods of rising inflation could also be accompanied by the rising prices of commodities which may be critical to the operation of certain portfolio companies. Portfolio companies may have fixed income streams and, therefore, be unable to pay higher dividends. The market value of such investments may decline in times of higher inflation. Some of the Fund’s investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses.

Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation in the U.S. and/or other economies will not become a serious problem in the future and have a material adverse impact on the Fund’s returns.

The Fund may be subject to leverage risk.

The use of leverage creates an opportunity for increased Share gains, but also creates risks for Shareholders. The Fund cannot assure Shareholders that the use of leverage, if employed, will benefit the common shares. Leveraging is a speculative technique that may expose the Fund to greater risk and increased costs. Any leveraging strategy the Fund employs may not be successful.

Leverage involves risks and special considerations for Shareholders, including:

•	the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders;

•	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and

•	leverage may increase operating costs, which may reduce total return.

Any decline in the NAV of the Fund’s investments will be borne entirely by Shareholders. Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged. While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage may reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage.

Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. The Adviser does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.

In addition to the foregoing, the use of leverage treated as indebtedness of the Fund for U.S. federal income tax purposes may reduce the amount of Fund dividends that are otherwise eligible for the dividends received deduction in the hands of corporate Shareholders.

Other Investment Risks

The Fund’s Liquid Assets investments are expected to yield lower returns than the Fund’s other investments, which may lower the Fund’s performance.

To manage the liquidity of its investment portfolio, the Fund also invests a portion of its assets in a portfolio of Liquid Assets. The Fund’s Liquid Assets investments are expected to yield lower returns than the Fund’s other private market investments, which may lower the Fund’s performance. Further, Liquid Assets that provide the most immediate liquidity (e.g., money market securities or cash and/or cash equivalents) are expected to yield lower returns than other Liquid Assets (e.g., investment grade or below investment grade fixed-income securities), and to the extent a large portion of the Fund’s Liquid Assets investments is comprised of such assets (whether in order to fund repurchase obligations or to meet immediate liquidity needs or otherwise), the Fund’s yield is expected to be lower than the yield it could have obtained with less exposure to Liquid Assets. These positions may also subject the Fund to additional risks and costs.

In addition, the Fund and the Portfolio Funds may maintain substantially all of their respective cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and their respective deposits at certain of these institutions may exceed insured limits, where applicable. Volatility in the banking system may impact the viability of such banking and financial services institutions. In the event of failure of any of the financial institutions where the Fund or a Portfolio Fund maintains its respective cash and cash equivalents, there can be no assurance that the Fund or such Portfolio Fund would be able to access uninsured funds in a timely manner or at all. Any inability to access, or delay in accessing, these funds could adversely affect the business and financial position of the Fund and the Portfolio Fund.

The Fund may make non-U.S. Investments, which are subject to additional risks.

The Fund, either directly through Co-Investments or indirectly through Portfolio Funds, may invest in companies that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions. Such investments may be subject to certain additional risk due to, among other things, potentially unsettled points of applicable governing law, the risks associated with fluctuating currency exchange rates, capital repatriation regulations (as such regulations may be given effect during the term of the Fund or client portfolio), the application of complex U.S. and non-U.S. tax rules to cross-border investments, possible imposition of non-U.S. taxes on investors with respect to the income, and possible non-U.S. tax return filing requirements. The foregoing factors may increase transaction costs and adversely affect the value of the Fund’s portfolio investments.

Additional risks of non-U.S. investments include but are not limited to: (a) economic dislocations in the host country; (b) less publicly available information; (c) less well-developed regulatory institutions; (d) greater difficulty of enforcing legal rights in a non-U.S. jurisdiction, (e) economic, social and political risks, including potential exchange control regulations and restrictions on foreign investment and repatriation of capital, the risks of political, economic or social instability and the possibility of expropriation or confiscatory taxation, and (e) the possible imposition of non-U.S. taxes on income and gains recognized with respect to such securities. Moreover, non-U.S. portfolio investments and companies may not be subject to uniform accounting, auditing and financial reporting standards, practices and disclosure requirements comparable to those that apply to U.S. portfolio investments and companies. In addition, laws and regulations of foreign countries may impose restrictions that would not exist in the United States and may require financing and structuring alternatives that differ significantly from those customarily used in the United States. No assurance can be given that a change in political or economic climate, or particular legal or regulatory risks, including changes in regulations regarding foreign ownership of assets or repatriation of funds or changes in taxation might not adversely affect an investment by the Fund.

The Fund may be subject to risks related to changes in foreign currency exchange rates.

Because the Fund may have exposure to securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Adviser may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.

Other Risks

The Fund is subject to limitations under the Volcker Rule.

Pursuant to section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and certain rules promulgated thereunder known as the Volcker Rule, if the Adviser and/or its affiliates own 25% or more of the outstanding ownership interests of the Fund after the permitted seeding period from the implementation of the Fund’s investment strategy, the Fund could be subject to restrictions on trading that would adversely impact the Fund’s ability to execute its investment strategy. Generally, the permitted seeding period is three years from the implementation of a Fund’s investment strategy, with permissible extensions under certain circumstances. As a result, the Adviser and/or its affiliates may be required to reduce their ownership interests in the Fund at a time that is sooner than would otherwise be desirable, which may result in the Fund’s liquidation or, if the Fund is able to continue operating, may result in losses, increased transaction costs and adverse tax consequences as a result of the sale of portfolio securities.

The Fund may be deemed to be controlled by a Bank Holding Company under the Bank Holding Company Act.

The Fund’s activities may be limited as a result of potentially being deemed to be controlled by a bank holding company. JPMorgan Chase is a bank holding company (“BHC”) under the Bank Holding Company Act (“BHCA”) and is therefore subject to supervision and regulation by the Federal Reserve. In addition, JPMorgan Chase is a financial holding company (“FHC”) under the BHCA, which is a status available to BHCs that meet certain criteria. FHCs may engage in a broader range of activities than BHCs that are not FHCs. However, the activities of FHCs and their affiliates re-main subject to certain restrictions imposed by the BHCA and related regulations. JPMorgan may be deemed to “control” the Fund within the meaning of the BHCA if, among other things, JPMorgan Chase owns more than a certain percentage of the Fund’s outstanding shares or a certain number of JPMorgan Chase employees serve on the Fund’s board. It is expected that JPMorgan Chase will be deemed to control the Fund for a certain period of time and therefore, the restrictions under the BHCA and related regulations will apply to the Fund as well. Accordingly, the BHCA and other applicable banking laws, rules, regulations and guide-lines, and their interpretation and administration by the appropriate regulatory agencies, including the Federal Reserve, may restrict the Fund’s investments, transactions and operations and may restrict the transactions and relationships between the Adviser, JPMorgan Chase and their affiliates, on the one hand, and the Fund on the other hand. For example, the BHCA regulations applicable to JPMorgan Chase and the Fund may, among other things, restrict the Fund’s ability to make certain investments or the size of certain investments, impose a maximum holding period on some or all of the Fund’s investments and restrict the Fund’s and the Adviser’s ability to participate in the management and operations of the companies in which the Fund holds an equity investment. In addition, certain BHCA regulations may require aggregation of equity positions owned, held or controlled by related entities. Thus, in certain circumstances, positions held by JPMorgan Chase and its affiliates (including the Adviser) for client and proprietary accounts may need to be aggregated with positions held by the Fund. In this case, where BHCA regulations impose a cap on the amount of a position that may be held, JPMorgan Chase may utilize available capacity to make investments for its proprietary accounts or for the accounts of other clients, which may require the Fund to limit and/or liquidate certain investments.

These restrictions may materially adversely affect the Fund by, among other things, affecting the Adviser’s ability to pursue certain strategies within the Fund’s investment program or trade in certain securities. In addition, JPMorgan Chase may cease in the future to qualify as an FHC, which may subject the Fund to additional restrictions. Moreover, there can be no assurance that the bank regulatory requirements applicable to JPMorgan Chase and the Fund, or the interpretation thereof, will not change, or that any such change will not have a material adverse effect on the Fund.

JPMorgan Chase may in the future, in its sole discretion and without notice to investors, engage in activities impacting the Fund and/or the Adviser in order to comply with the BHCA or other legal requirements applicable to, or reduce or eliminate the impact or applicability of any bank regulatory or other restrictions on, JPMorgan Chase, the Fund or PEG Accounts (as defined below). JPMorgan Chase may seek to accomplish this result by causing the Adviser to resign as the Fund’s investment adviser, voting for changes to the Board, causing JPMorgan Chase personnel to resign from the Board, reducing the amount of JPMorgan Chase’s investment in the Fund (if any), revoking the Fund’s right to use the JPMorgan Chase name or any combination of the foregoing, or by such other means as it determines in its sole discretion. Any replacement investment adviser appointed by the Fund may be unaffiliated with JPMorgan Chase.

The Board may make decisions on behalf of the Fund without Shareholder approval.

Shareholders have no authority to make decisions or to exercise business discretion on behalf of the Fund, except as set forth in the Fund’s governing documents. The authority for all such decisions is generally delegated to the Board, which in turn, has delegated the day-to-day management of the Fund’s investment activities to the Adviser, subject to oversight by the Board.

Recent market fluctuations and changes may adversely affect the Fund.

General fluctuations in the market prices of securities may affect the value of the Fund’s investments. Instability in the securities markets also may increase the risks inherent in the Fund’s investments. Stresses associated with the 2008 financial crisis in the United States and global economies peaked approximately a decade ago, but periods of unusually high volatility in the financial markets and restrictive credit conditions, sometimes limited to a particular sector or a geography, continue to recur. Some countries, including the United States, have adopted and/or are considering the adoption of more protectionist trade policies, a move away from the tighter financial industry regulations that followed the financial crisis, and/or substantially reducing corporate taxes. The exact shape of these policies is still being considered, but the equity and debt markets may react strongly to expectations of change, which could increase volatility, especially if the market’s expectations are not borne out. A rise in protectionist trade policies, and the possibility of changes to some international trade agreements, could affect the economies of many nations in ways that cannot necessarily be foreseen at the present time. In addition, geopolitical and other risks, including environmental and public health, may add to instability in world economies and markets generally. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to countries experiencing economic, political and/or financial difficulties, the value and liquidity of the Fund’s investments may be negatively affected by such events.

The Fund is subject to market disruptions and geopolitical risks.

The occurrence of events similar to those in recent years, such as localized wars, instability, new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the U.S. and around the world, social and political discord, debt crises, sovereign debt downgrades, increasingly strained relations between the United States and a number of foreign countries, new and continued political unrest in various countries, the exit or potential exit of one or more countries from the European Union (“EU”), continued changes in the balance of political power among and within the branches of the U.S. government, government shutdowns and other factors, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide.

China and the United States have each imposed tariffs on the other country’s products, and the United States has also adopted certain targeted measures such as export controls or sanctions implicating Chinese companies and officials. These actions may trigger a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. There remains much uncertainty as to whether the trade negotiations between the United States and China will be successful and how trade tensions between the United States and China will evolve. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future. Increased trade tensions could have a material adverse effect on the global economy, and the Fund and its portfolio investments could be materially and adversely affected.

Investments by the Fund, as well as by the Portfolio Funds in which the Fund invests, are materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, the availability and cost of credit, inflation rates, economic uncertainty, changes in laws, trade policies, commodity prices, tariffs, currency exchange rates and controls and national and international political circumstances (including wars and other forms of conflict, terrorist acts, and security operations) and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and pandemics could materially affect the Fund’s investments to the extent it materially affects global economies or global financial markets. The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. These factors are outside of the Fund’s control and may affect the level and volatility of securities prices and the liquidity and value of the Fund’s portfolio investments, and the Fund may not be able to successfully manage its exposure to these conditions, which may result in substantial losses to Shareholders.

Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of this military action, resulting sanctions and future local, regional or global market disruptions, are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on Russian entities or individuals, including politicians, could have a severe adverse effect on the region, including significant negative economic impacts. How long such military action and related events will last cannot be predicted.

Similarly, certain armed conflict, territorial disputes, historical animosities, regional instability, terrorist activities and religious, ethnic and/or socioeconomic unrest, such as the conflict between Israel and Hamas and other militant groups in the Middle East and other related events, could cause significant market disruptions and volatility and disrupt regional trade and supply chains. Such developments could have a negative effect on economic growth and could result in significant disruptions in the securities markets, including securities held by the Fund.

The Fund is subject to risks associated with instability in the information technology sector.

Market or economic factors impacting technology companies could have an impact on the value of the Fund’s investments. The value of stocks of technology companies is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence and frequent new product introduction, unpredictable changes in growth rates, competition for the services of qualified personnel, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs, all of which may have an adverse effect on their profit margins. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect their profitability.

The Fund is subject to risks associated with instability in the healthcare sector.

Companies in the healthcare sector are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure (including price discounting), limited product lines and an increased emphasis on the delivery of healthcare through outpatient services. Companies in the healthcare sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. Healthcare companies are also subject to extensive litigation based on product liability and similar claims. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the healthcare sector require significant research and development and may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market.

Global developments may negatively impact Asian economies.

Many countries in Asia are heavily dependent upon international trade, and the United States and Europe remain important export markets for many economies in the region. Consequently, countries in the region may be adversely impacted by economic and political developments in other parts of the world, particularly in the case of significant contractions and weakening in demand in primary export markets or enactment of trade barriers by key trading partners. The global financial crisis in 2009 caused significant dislocations, illiquidity and volatility in the wider global credit and financial markets, including markets in Asia. While the volatility of global financial markets has largely subsided, there are rising political tensions within the region and globally, leaders in the United States and several European nations have risen to power on protectionist economic policies, and there are growing doubts about the future of global free trade. There can be no certainty that economies in the region may not be impacted by future shocks to the global economy. In addition, both the United States and China are currently engaged in sometimes hostile negotiations regarding their intentional trade arrangements, and each side has engaged or threaten to engage in an escalation of domestic protective measures such as the imposition of tariffs. Commonly referred to as a “trade war”, the ongoing negotiations between the United States and China has led to significant uncertainty and volatility in the financial markets. The future of the relationship between the United States and China is uncertain, and the failure of those countries to resolve their current disputes could have materially adverse effects on the global economy. This, and/or future downturns in the global economy, significant introductions of barriers to trade or even bilateral trade frictions between the region’s major trading partners and the United States or countries representing key export markets in Europe could adversely affect the financial performance of an underlying fund’s investment and such underlying fund could lose invested capital from the affected investments.

The Fund is subject to cyber security risk.

As the use of technology has become more prevalent in the course of business, the Fund has become more susceptible to operational and financial risks associated with cyber security, including: theft, loss, misuse, improper release, corruption and destruction of, or unauthorized access to, confidential or highly restricted data relating to the Fund and its investors; and compromises or failures to systems, networks, devices and applications relating to the operations of the Fund and its service providers. Cyber security risks may result in financial losses to the Fund and its investors; the inability of the Fund to transact business with its investors; delays or mistakes in the calculation of the financial data or other materials provided to investors; the inability to process transactions with investors or other parties; violations of privacy and other laws; regulatory fines, penalties and reputational damage; and compliance and remediation costs, legal fees and other expenses. The Fund’s service providers (including, but not limited to, its investment adviser, administrator, transfer agent, and custodian or their agents), financial intermediaries, entities in which the Fund invests and parties with which the Fund engages in portfolio or other transactions also may be adversely impacted by cyber security risks in their own businesses, which could result in losses to the Fund or its investors. While measures have been developed which are designed to reduce the risks associated with cyber security, there is no guarantee that those measures will be effective, particularly since the Fund does not directly control the cyber security defenses or plans of their service providers, financial intermediaries and companies in which they invest or with which they do business.

There may be a trademark risk, as the Fund does not own the JPMorgan name.

The Fund does not own the JPMorgan name, but it is permitted to use it as part of its corporate name pursuant to the Advisory Agreement. Use of the name by other parties or the termination of the Advisory Agreement may harm the Fund’s business.

The Fund may fail to qualify as a RIC under Subchapter M of the Code.

The Fund has elected to be treated as, and intends to operate in a manner so as to continuously qualify in each taxable year, as a RIC under Subchapter M of the Code.

As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. If the Fund fails to qualify as a RIC it will become subject to corporate-level income tax, and the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to Shareholders, the amount of distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and Shareholders. See “Material U.S. Federal Income Tax Considerations.”

Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Adviser obtain information from or about the underlying investments in which the Fund is invested. Portfolio Funds, Co-Investments and Portfolio Fund Managers may not provide information sufficient to ensure that the Fund qualifies as a RIC under the Code. If the Fund does not receive sufficient information from Portfolio Funds or Portfolio Fund Managers, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income.

If, before the end of any quarter of its taxable year, the Fund believes that it may fail the Diversification Tests (as defined below in “Material U.S. Federal Income Tax Considerations—Qualification and Taxation as a RIC”), the Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult to pursue because of the limited liquidity of the Fund’s investments. While relevant tax provisions afford a RIC a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a sale of an investment may limit the Fund’s use of this cure period. In certain cases, the Fund may be afforded a longer cure period under applicable savings provisions, but the Fund may be subject to a penalty tax in connection with its use of those savings provisions. If the Fund fails to satisfy the Diversification Tests or other RIC requirements, the Fund may fail to qualify as a RIC under the Code. If the Fund fails to qualify as a RIC, it would become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes) and distributions to the Shareholders generally would be treated as corporate dividends to the extent of the Fund’s current or accumulated earnings and profits. See “Material U.S. Federal Income Tax Considerations — Failure to Qualify as a RIC.” In addition, the Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from the Portfolio Funds or Portfolio Fund Managers. If the Fund does not receive sufficient information from the Portfolio Funds or Portfolio Fund Managers, it risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income (in addition to the corporate income tax). The Fund may, however, attempt to avoid such outcomes by paying a distribution that is or is considered to be in excess of its current and accumulated earnings and profits for the relevant period (i.e., a return of capital).

The Fund may have investments, either directly or through an entity or arrangement treated as a partnership for U.S. federal income tax purposes (such as the Portfolio Funds or Co-Investments), that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or the Portfolio Funds or the Co-Investments) actually receives a corresponding amount of cash in respect of such income. The Fund may be required to make a distribution to its Shareholders in order to satisfy the annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.

In order to comply with the RIC rules or for other reasons, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a U.S. or non-U.S. corporation (or other entity treated as such for U.S. federal income tax purposes), and the Fund would indirectly bear any U.S. or non-U.S. taxes imposed on such corporation. The Fund may also be unable to make investments that it would otherwise determine to make as a result of the desire to qualify for the RIC rules.

In addition, the Fund may directly or indirectly invest in Portfolio Funds located outside the United States. Such Portfolio Funds may be subject to withholding taxes and other taxes in such jurisdictions with respect to their investments. In general, a U.S. person will not be able to claim a U.S. foreign tax credit or deduction for non-U.S. taxes paid by the Fund. Further, adverse U.S. tax consequences can be associated with certain foreign investments, including potential U.S. withholding taxes on foreign investment entities with respect to their U.S. investments and potential adverse tax consequences associated with investments in any foreign corporations that are characterized for U.S. federal income tax purposes as “controlled foreign corporations” or “passive foreign investment companies.”

The Fund may retain some income and capital gains in the future, including for purposes of providing the Fund with additional liquidity, which amounts would be subject to a 4% U.S. federal excise tax to the extent they exceed the Excise Tax Distribution Requirement (as defined below), in addition to the corporate income tax. In that event, the Fund will be liable for the tax on the amount by which the Fund does not meet the foregoing distribution requirement. See “Material U.S. Federal Income Tax Considerations — Qualification and Taxation as a RIC.”

Tax laws are subject to changes which may adversely affect the Fund.

It is possible that the current U.S. federal, state, local or non-U.S. income tax treatment accorded an investment in the Fund will be modified by legislative, administrative, or judicial action in the future, possibly with retroactive effect. The nature of changes in U.S. federal, state, local or non-U.S. tax law, if any, cannot be determined prior to enactment of any new tax legislation. However, such legislation could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Fund. Potential investors therefore should seek, and must rely on, the advice of their own tax advisers with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

The Fund is subject to risks associated with withholding applicable to secondaries funds.

As a secondaries investment fund, the Fund may have a U.S. federal income tax withholding obligation with respect to interests the Fund purchases in Portfolio Funds from non-U.S. sellers. This withholding requirement may reduce the number of non-U.S. sellers willing to sell interests in Portfolio Funds and therefore reduce the number of investment opportunities available to the Fund. Additionally, if the Fund does not properly withhold from such non-U.S. sellers, the Portfolio Fund would be required to withhold on future distributions to the Fund, which would negatively impact the Fund’s returns.

The Incentive Fee may create an incentive for the Adviser to make investments on the Fund’s behalf that are risker or more speculative.

The Incentive Fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement.

Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. The Adviser is not obligated to reimburse the Fund for any part of the Incentive Fee it received that was based on unrealized gain never realized as a result of a sale or other disposition of a Fund investment at a lower valuation in the future. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received.

The Incentive Fee is computed and paid on net profits that may include interest that has been accrued but not yet received in cash, such as market discount, debt instruments with payment in kind (“PIK”) interest, preferred stock with PIK dividends and zero coupon securities, in addition to amounts related to unrealized capital appreciation. If there is a default on an investment by the obligor or such capital appreciation is not ultimately realized, it is possible that amounts previously used in the calculation of the Incentive Fee will become uncollectible, and the Adviser will have no obligation to refund any fees it received in respect of such accrued income. In addition, since in certain cases the Fund may recognize net profits before or without receiving cash representing such net profits and have a corresponding obligation to make an Incentive Fee payment, the Fund may have to sell some of its investments at times it would not consider advantageous, raise additional debt or equity capital or reduce new investments to meet its payment obligations.

Trustees and Officers are subject to limitations on liability and the Fund may indemnify and advance expenses to Trustees and Officers to the extent permitted by law and the Fund’s Declaration of Trust.

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Fund’s Declaration of Trust provides that the Trustees will not be liable to the Fund or shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Fund’s Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, The Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to the Declaration of Trust and subject to certain exceptions described therein, the Fund will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, the Fund will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

The Fund will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.

In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.

The Fund and the Adviser are subject to ongoing regulatory scrutiny and reporting obligations.

The Fund and the Adviser may be subject to increased scrutiny by government regulators, investigators, auditors and law enforcement officials regarding the identities and sources of funds of investors. In that connection, in the future the Fund may become subject to additional obligations that may affect its investment program, the manner in which it operates and, reporting requirements regarding its investments and investors. Each Shareholder will be required to provide to the Fund such information as may be required to enable the Fund to comply with all applicable legal or regulatory requirements, and each Shareholder will be required to acknowledge and agree that the Fund may disclose such information to governmental and/or regulatory or self-regulatory authorities to the extent required by applicable law or regulation and may file such reports with such authorities as may be required by applicable law or regulation.

This offering is being made on a reasonable best-efforts basis by JPMII.

This offering is being made on a reasonable best efforts basis, whereby JPMII is only required to use its reasonable best efforts to sell the Shares and neither it nor any selling agent has a firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base. As a result, the Fund may be unable to achieve its investment objective and a Shareholder could lose some or all of the value of his, her or its investment in the Shares. JPMII is an affiliate of the Fund and the Adviser. As a result, JPMII’s due diligence review and investigation of the Fund and this Prospectus cannot be considered to be an independent review.

POTENTIAL CONFLICTS OF INTEREST

The following actual or potential conflicts of interest should be considered by prospective holders of our Shares before making an investment in the Shares. As further described below, conflicts of interest will arise whenever JPMorgan Chase has an actual or perceived economic or other incentive in its management of client assets, including the Fund, to act in a way that benefits JPMorgan Chase. Conflicts will result, for example (to the extent permitted under applicable law, the Fund’s organizational documents and the Prospectus): (i) when the Adviser causes the Fund to purchase an investment product, such as interests in a mutual fund, a structured product, a separately managed account or interests in investment vehicles, issued or managed by JPMorgan Chase; (ii) when a JPMorgan Chase entity is engaged to provide services, including, but not limited to, trade execution and trading clearing, on behalf of the Fund; or (iii) when JPMorgan Chase receives payment or a benefit as a result of the Adviser investing the assets of the Fund in a company or an investment product. Other conflicts will result because of the relationship that JPMorgan Chase has with other clients or when JPMorgan Chase acts for its own account, as further described in detail below. As the Fund’s investment program develops over time, an investment in the Fund will likely be subject to additional and different risks and potential conflicts of interest. JPMorgan Chase and the Fund have adopted policies and procedures reasonably designed to appropriately prevent, limit or mitigate conflicts of interest. In addition, many of the activities that create these conflicts of interest are limited and/or prohibited by law, unless an exception is available.

The matters considered in this “Potential Conflicts of Interest” section should be considered along with other matters discussed elsewhere in the Prospectus, including the Risks set forth above.

Relationship Among the Fund, Adviser and the Private Equity Group

The Adviser faces a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that could result to it or its affiliates from the operation of the Fund, on the other hand. For example, the Adviser receives an Advisory Fee based on the net assets of the Fund. Consequently, the Adviser has an interest in engaging in relatively safe investments in order to receive the Advisory Fee. On the other hand, the Adviser will be entitled to receive an Incentive Fee, which creates an incentive for the Adviser to recommend more speculative investments for the Fund than it would otherwise in the absence of such performance-based compensation. In addition, there is an inherent conflict of interest where the Adviser values, or provides assistance in connection with the valuation of, assets of the Fund and is receiving a fee based on the value of such assets. Overvaluing certain positions held by the Fund could inflate the value of the Fund’s assets as well as the Fund’s performance record which would likely increase the fees payable to the Adviser.

The Adviser has rendered in the past and will continue to render in the future various services to others (including investment vehicles and accounts which have the ability to participate in similar types of investments as those of the Fund) and perform a variety of other functions that are unrelated to the management of the Fund and the selection, acquisition, management and disposition of the Fund’s investments. The officers and employees of the Adviser are not required to devote all or any specific portion of their working time to the affairs of the Fund and actual or potential conflicts of interest arise in allocating management time, services or functions among such clients, including clients that may have the same or similar type of investment strategy as the Fund.

Relationship Among the Fund, the Adviser and JPMorgan Chase

The Adviser is a subsidiary of JPMorgan Chase. While certain types of transactions between the Fund and JPMorgan Chase may be prohibited under the 1940 Act, including transactions where JPMorgan Chase is acting for its account purchases assets from, or sells assets to, the Fund, the Fund may engage in certain transactions with the Adviser or engage JPMorgan Chase to provide certain services.

It is expected JPMorgan Chase will from time to time refer potential investors to the Fund. The Fund will not compensate JPMorgan Chase for such referrals, however, the Adviser may pay JPMorgan Chase for the referral. The Adviser faces conflicts of interest when such introduction or referral is made by an affiliate because the decision to transact with the referred client will likely benefit JPMorgan Chase.

Where an affiliate of JPMorgan Chase is appointed by the Adviser to render a service to the Fund which could have otherwise been provided by a third party, the Adviser will enforce (to the extent it is in their respective powers) the rights of the Fund or the relevant entity against any such JPMorgan Chase affiliate for the benefit of the investors of the Fund as a whole, unless the Adviser determines it is not in the best interest of the Fund.

JPMorgan Chase may also execute agency cross transactions between the Fund and other persons and will receive commissions from both parties to such transactions, in all cases subject to applicable law, including the 1940 Act, the Advisers Act and Dodd-Frank. Moreover, the Adviser may cause the Fund to execute the purchase or the sale of investments through JPMorgan Chase as agent or select JPMorgan Chase as executing broker in transactions for the Fund, and JPMorgan Chase will receive fees or commissions in connection with such transactions subject to applicable law. These agency cross transactions create a conflict of interest between the Adviser’s interest in assuring that the Fund receives best execution on all transactions and in limiting or reducing the fees paid by the Fund, and its interest in generating additional profits and fees for JPMorgan Chase.

JPMII serves as principal underwriter for the Fund. JPMII may receive fees directly from the Adviser and from certain investors making an investment in Shares of the Fund. The fees paid by investors will be borne by such investors in addition to their investment in Shares of the Fund. JPMorgan Chase, by virtue of its indirect interest in the Adviser, will indirectly benefit from the services of JPMII which increase the assets upon which the

Adviser receives fees from the Fund. In addition, the potential for JPMII, and for JPMorgan Chase itself, to receive (directly or indirectly) compensation in connection with certain investors’ making an investment in the Shares of the Fund creates a conflict of interest in JPMorgan Chase recommending that the potential investors purchase such Shares of the Fund. The remuneration relating to sales of Shares of the Fund from time to time will be greater than that of other products that JPMII might offer on behalf of JPMorgan Chase or other sponsors, and, in such case, JPMorgan Chase will have an incentive to offer Shares of the Fund to their clients.

JPMorgan Chase’s Investment Banking, Trading, Advisory and Other Activities

Banking Services

JPMorgan Chase is a diversified financial services firm that provides a broad range of services, including, but not limited to, financial, consulting, investment banking, advisory, brokerage and other services, and products to its clients and is a major participant in the global currency, equity, commodity, fixed-income and other markets in which the Fund invests. In providing services and products to its clients other than the Fund, affiliates of the Adviser, and at times the Adviser itself, face conflicts of interest with respect to activities recommended to or performed for the Fund, on one hand, and for JPMorgan Chase’s other clients, on the other hand. For example, JPMorgan Chase has, and continues to seek to develop, banking and other financial and advisory relationships with numerous US and non-US persons and governments. JPMorgan Chase also advises and represents potential buyers and sellers of businesses worldwide. The Fund could have invested in, or could wish to invest in, such an entity represented by JPMorgan Chase or with which JPMorgan Chase has a banking or other financial relationship. In addition, certain clients of JPMorgan Chase could invest in entities in which JPMorgan Chase holds an interest, including the Fund, and in providing services to its clients, JPMorgan Chase will from time to time recommend activities that would compete with or otherwise adversely affect the Fund or the Fund’s investments. It should be recognized that such relationships at times will impact or impair the Fund’s ability to engage in certain transactions and constrain the Fund’s investment flexibility. For example, if the Fund and JPMorgan Chase or another client of JPMorgan Chase are invested in the same company and there is a restructuring of the company, the Fund may not be able to dispose of its investments at the same time as JPMorgan Chase or such client because such transaction could be deemed a “joint transaction” with an affiliate which is prohibited under the 1940 Act without the prior approval of the SEC.

Where JPMorgan Chase offers financing, investment banking, investment advisory, investment management, portfolio management, transaction arrangement, depositary, accounting or administrative services or other products or services to the Fund, or any entity comprising the Fund, such services will be offered on an arm’s length basis, at market rates and on terms similar to those offered by third-party financing sources or third-party service providers, as appropriate. Notwithstanding the fact that the Adviser will use commercially reasonable efforts to achieve terms for the relevant transaction or services that are no less favorable to the Fund than would be obtained on an arm’s length basis as determined by the Adviser acting in good faith, it is possible that the resulting terms could nevertheless be less favorable from the Fund’s perspective than if the counterparty had been an independent third party.

Subject to applicable law, including the 1940 Act, JPMorgan Chase may receive certain fees for transactions with or services performed for or on behalf of the Fund or any other person in which the Fund holds (directly or indirectly) investments, including fees relating to: (A) the investments, directly or indirectly, for advisory, sale, development, redevelopment, construction, leasing or financing services performed by JPMorgan Chase; and (B) financing, investment banking, investment advisory, investment management, portfolio management, transaction arrangement, depositary, accounting or administrative services or other products or services provided, directly or indirectly, to the Fund or any other person in which the Fund holds (directly or indirectly) investments.

The Advisory Fee (or any other fee, charge, or payment due under any of the Fund’s organizational documents or such other agreement relating to the Fund, as applicable) will not be reduced or set-off by any portion of any such fees and all fees that JPMorgan Chase receives for transactions with, or services performed for or on behalf of, the Fund or any other person in which the Fund holds (directly or indirectly) such investments will be retained by JPMorgan Chase for its own account, except as may otherwise be agreed to by the Adviser or any other JPMorgan Chase affiliate in their absolute discretion or as may be required under the applicable law, including the 1940 Act.

JPMorgan Chase derives ancillary benefits from providing investment advisory, distribution, administrative and other services to the Fund. For example, providing such services to the Fund or fees paid to third party service providers engaged by the Adviser on behalf of the Fund generally help JPMorgan Chase enhance its relationships with various parties, facilitate additional business development and enable JPMorgan to obtain additional business and generate additional revenue. In addition, although the Adviser will make decisions for the Fund in accordance with its obligations to manage the Fund in a manner consistent with the Adviser’s fiduciary duties, the fees, allocations, compensation and other benefits to JPMorgan Chase (including benefits relating to business relationships of JPMorgan Chase) arising from those decisions will at times be greater as a result of certain portfolio, investment, service provider or other decisions (including decisions to either in-source or outsource certain processes or functions in connection with a variety of services that the Adviser provides to the Fund) made by the Adviser for the Fund than they would have been had other decisions been made which also might have been appropriate for the Fund.

In the ordinary course of its business, JPMorgan Chase and its representatives also generate, or receive from third parties, information regarding potential investment opportunities or other information that could be useful to someone such as the Adviser in the performance of its advisory services to the Fund. However, while such information may be shared with other JPMorgan Chase clients and their affiliates (to the extent JPMorgan Chase is not prohibited by law or contract from doing so), it might not be made available to the Adviser or JPMorgan Chase may otherwise act on such information in ways that may have an adverse effect on the Fund. JPMorgan Chase will not be under any obligation to disseminate such information.

JPMorgan Chase includes a number of entities that act as broker-dealers. Such broker-dealers may from time to time participate in underwriting syndicates with respect to portfolio companies or may otherwise be involved in the private placement of debt or equity securities issued by portfolio companies or otherwise in arranging financing for portfolio companies. Subject to applicable law, such broker-dealers may receive underwriting fees, placement commissions or other compensation with respect to such activities, which are not required to be shared with the Fund or other clients of JPMorgan Chase. Where a JPMorgan Chase broker-dealer serves as underwriter with respect to a portfolio company’s securities, in such capacity, it may require certain equity holders, which may include the Fund, to be subject to a lock-up period following the offering under applicable regulations, during which time such equity holders’ ability to sell any securities that they continue to hold is restricted. This may prejudice the Fund’s ability to dispose of such securities at an opportune time and thereby adversely affect the Fund’s performance. In addition, in certain instances, the Fund may be prohibited under the 1940 Act from making investments in entities where JPMorgan Chase is acting as underwriter.

Relationship with the Fund and Portfolio Companies

From time to time JPMorgan Chase also has relationships with, and represents, investors that have invested in or wish to invest in companies in which the Fund invests or will invest. In addition, JPMorgan Chase will from time to time represent, or provide acquisition financing to, a client competing with the Fund for an investment in a company. In providing services to its clients, JPMorgan Chase from time to time recommends activities that compete with or otherwise adversely affect the Fund or the Fund’s investments. In addition, as a result of JPMorgan Chase’s various other businesses and clients, JPMorgan Chase from time to time comes into possession of information about certain markets and investments, some of which is material, non-public or confidential information of particular issuers or the securities of such issuers, which, at times, will limit the Adviser’s ability to dispose of or retain or increase interests in investments held by the Fund or acquire certain investments on behalf of the Fund until the information has been publicly disclosed or is no longer deemed material. JPMorgan Chase also from time to time becomes subject to contractual “stand-still” obligations and/or confidentiality obligations that restrict the Adviser’s ability to trade in certain investments on behalf of the Fund. These limited abilities to trade investments could materially adversely affect the investment results of the Fund. In addition, JPMorgan Chase’s internal information barriers that are designed to prevent the flow of certain types of information, including material, non-public, confidential information, from one area or part of JPMorgan Chase to another area or group thereof, restrict the Adviser’s ability to access information even when such information would be relevant to its management of the Fund and/or its management of the Fund’s investments or potential investments. Therefore, affiliates of the Adviser can trade differently from the Fund potentially based on information not available to the Investment Adviser. It should be also recognized that, under certain circumstances, JPMorgan Chase internal policies or identified actual or potential conflicts arising from such relationships will preclude the Fund from engaging in certain transactions, constrain the Fund’s investment flexibility and/or require the Fund to dispose of an investment sooner or later than desired.

For the foregoing reasons, among others, the Adviser will from time to time have a conflict of interest between acting in the best interests of the Fund and such other accounts managed by the JPMorgan Chase and/or the Adviser or their affiliates, principals or employees.

Other Private Equity Group Accounts and Allocation of Investments

The Adviser currently manages additional investment vehicles, funds and accounts using overlapping, similar and potentially identical strategies to the Fund (collectively, including any future accounts, the “PEG Accounts”). In addition, the Private Equity Group is expected to sponsor or manage collective investment vehicles or managed accounts with investment strategies that are overlapping with or similar to the Fund. As a result, the Adviser will from time to time have a conflict of interest between acting in the best interests of the Fund and other PEG Accounts. In particular with respect to allocation of investment opportunities, the types of investments made by the Fund will generally also be appropriate for other PEG Accounts and there is no assurance that the Fund will be allocated those investments. The Fund does not have priority in allocation of investments over other PEG Accounts, while certain other PEG Accounts have priority in allocation of certain investments. As a result, the Fund may not participate in an investment that is allocated solely to a specific PEG Account based on its individualized mandate, which would result in that other PEG Account receiving a larger (and potentially exclusive) allocation of certain investments. These investment opportunities are typically sourced by the individual PEG Account client and are not a core investment strategy of the Fund. In addition, the Adviser will have a conflict with respect to allocating opportunities to larger PEG Accounts, clients with which the Adviser would like to develop a new relationship, affiliated PEG Accounts or PEG Accounts that share a common consultant.

The Adviser has developed policies and procedures to seek to allocate investment opportunities and make purchase and sale decisions among the Fund and the other accounts managed by the Adviser in a manner that it determines to be fair and equitable over time, subject to compliance with applicable 1940 Act rules and regulations and exemptive relief. In many cases these policies result in the pro rata allocation of limited opportunities across accounts, but in other cases investment allocations will be adjusted as the Adviser determines to be appropriate in order to reflect numerous other factors based upon the investment team’s good faith assessment of the best use of such limited opportunities relative to the objectives, limitations and requirements of each of the investment team’s accounts and apply a variety of factors. In addition, regulatory requirements and certain limitations on co-investments may cause the Adviser to allocate on a random or rotational basis. The Adviser’s allocation policy and process seeks to take into account all relevant facts and circumstances for allocations of investments with constrained capacity, including specific requirements, investment guidelines, objectives, size, geographical limitations, risk profile, timing issues and capital available for investment of each client; diversification needs and prudent concentration levels, including exposure of the applicable client to a specific portfolio company; the ability to allocate the interests to more than one client; in the case of an investment in a Portfolio Fund, the specific investment objectives and restrictions of the Portfolio Fund, and the level of unfunded commitments of the applicable Portfolio Fund; legal, tax, regulatory and contractual restrictions; potential conflicts of interest, including whether a client has an existing investment in the security in question or the issuer of such security and whether any “right of first refusal” or similar right exists with respect to a specific client; the nature of the investment opportunity, including minimum investment amounts and the source of the opportunity; and such other considerations as the Adviser deems relevant in good faith. The Adviser will seek to treat all clients fairly and equitably in light of all factors relevant to managing an investment fund or account, and in some cases the application of the factors described herein will result in allocations in which certain other of the accounts managed by the Adviser receive an allocation when other accounts managed by the Adviser (including the Fund) do not. As a result of such allocation decisions made by the Adviser, there will be instances where the Fund will not be able to participate (or will receive a reduced position) in an investment that would otherwise be appropriate for the Fund. Such allocation determinations require a significant amount of discretion by the Adviser, including with respect to weighing and balancing various important factors in determining what is fair and equitable over time with respect to all other accounts managed by the Adviser. Similarly, the Adviser will cause the liquidation or sale of such positions for the Fund and its other clients in its discretion in accordance with the foregoing principles. While the Adviser will seek to be fair and equitable over time with respect to its allocation decisions on a whole, any particular allocation decision may benefit another account managed by the Adviser instead of the Fund or may be detrimental to the Fund.

In addition, the terms of the Fund’s direct or indirect investment in a Portfolio Fund may be different from the terms of the investment in such Portfolio Fund by other PEG Accounts. In such cases, conflicts could arise between the Fund and other PEG Accounts with respect to the relevant issuer’s strategy, growth and financing alternatives and with respect to the manner and timing of the Fund’s exit from the investment compared to another client’s exit. For example, subject to applicable 1940 Act rules and regulations, the Fund may invest in an entity in which one or more PEG Accounts has an existing investment (e.g., in a secondary purchase from an unaffiliated investor in a private equity fund where the only terms of the private equity fund interests to be purchased that are negotiated are price related). Any such investment made by the Fund may be at a price or valuation higher than the price or valuation paid by such other clients and may be made on terms and conditions less favorable than those available to such other PEG Account. One or more PEG Accounts (or other investment vehicles, funds and accounts managed by JPMorgan Chase) may make an investment in an entity in which the Fund has already invested. Any such investment made by such clients may be at a price or valuation lower than the price or valuation paid by the Fund and may be made on terms and conditions more favorable to such clients than those available to the Fund. Such investments may also negatively impact the ability of the Fund to participate in follow-on investments and dispositions. The Fund will in certain circumstances have interests and objectives with respect to investments which conflict with those of other PEG Accounts.

In addition, investors should note that other PEG Accounts will be subject to different fee structures, be subject to different constraints, have more frequent or different investor reporting, be subject to different regulatory restrictions and focus on different investments than the Fund and, therefore, the strategies employed by such other client accounts and the Fund will likely diverge. The Adviser may also make a different investment recommendation to another PEG Account as compared to the Fund with respect to any particular investment as a result of such considerations. Therefore, the performance of the investment activities of the Fund may differ significantly from the results achieved by the other PEG Accounts that implement the same or a similar investment strategy as the Fund. There is no specific limit as to the number of accounts which may be managed or advised by the Adviser, the Private Equity Group or their affiliates.

As a result of the above and regulatory restrictions, in certain cases the Fund will not be afforded the chance to participate in attractive investment opportunities in which other PEG Accounts are given the opportunity to participate. The Fund may also at times be prohibited (due to, for example, exclusivity rights granted to other PEG Accounts, regulatory limitations, or a limit placed by an underlying manager on the number of clients of the Private Equity Group which are allowed to participate in an opportunity) from pursuing certain investment opportunities, or the ability of the Fund to participate in any particular opportunity may be substantially limited.

If permitted by applicable law, including the 1940 Act, the Fund and any entity comprising the Fund may make investments in mutual funds, ETFs, money-market funds and other instruments sponsored and/or managed by

JPMorgan Chase or its affiliates. In connection with any of these investments, the Fund and/or portfolio companies, as the case may be, will pay all fees pertaining to investments in such mutual funds, ETFs or money-market funds, and, in such event, advisory fees payable to the Adviser by the Fund will be waived to avoid any “double fees” paid to JPMorgan Chase involved in making any of these investments. In other circumstances in which JPMorgan Chase receives any fees or other compensation in any form relating to the provision of services to the Fund, no accounting or repayment to the Fund will be required unless required under applicable law.

JPMorgan Chase provides financing, consulting, investment banking, management, custodial, transfer agency, stockholder servicing, treasury oversight, administration, distribution, underwriting, including participating in underwriting syndicates, brokerage (including prime brokerage) or other services to its clients, including companies in which the Adviser invests or may invest on behalf of the Fund, and receives customary compensation from, such entity which is the issuer of a debt or equity security purchased or held by the Fund or the portfolio companies in which the Fund invests. These relationships generate revenue to JPMorgan Chase and could influence the Adviser in deciding whether to select or recommend such companies for investments by the Fund, in deciding how to manage such investments, and in deciding when to realize such investments. For example, JPMorgan Chase earns compensation from companies for providing certain services, and the Adviser has an incentive to favor such companies over other companies with which JPMorgan Chase has no relationship when investing on behalf of, or recommending investments to, the Fund because such investments potentially increase JPMorgan Chase’s overall revenue. In addition, JPMorgan Chase derives ancillary benefits from providing these services. For example, allocating the Fund assets to a company, strengthens JPMorgan’s relationship with such company and their affiliates and could facilitate additional business development or enable JPMorgan Chase or the Adviser to obtain additional business and generate additional revenue. In providing these services, JPMorgan Chase could also act in a manner that is detrimental to the Fund, such as when JPMorgan Chase is providing financing services and it determines to close a line of credit to, to not extend credit to, or to foreclose on the assets of, a company in which the Fund invests, or when JPMorgan Chase advises a client, and such advice is adverse to the Fund. In addition, when a JPMorgan Chase broker-dealer serves as underwriter with respect to securities of a company in which the Fund invests, in such capacity, it may require certain equity holders, which may include the Fund, to be subject to a lock-up period following the offering under applicable regulations, during which time such equity holders’ ability to sell any securities is restricted. This would prejudice the Fund’s ability to dispose of such securities at an opportune time and thereby adversely affect the Fund. In addition, in certain instances, the Fund may be prohibited under the 1940 Act from making investments in entities where JPMorgan Chase is acting as underwriter. Any fees or other compensation received by JPMorgan Chase, excluding the Adviser, in connection with such activities will not be shared with the Fund or any investor in the Fund. Such compensation could include financial advisory fees, monitoring fees, Adviser fees or fees in connection with restructurings or mergers and acquisitions, as well as underwriting or placement fees, financing or commitment fees, trustee fees and brokerage fees. Moreover, when JPMorgan Chase provides or arranges financing to a company in which the Fund has invested, the holder of the senior securities (including JPMorgan and its clients) may have, and in the event of the portfolio company’s financial distress or insolvency will have, interests substantially divergent from those of the Fund. There can be no assurance that JPMorgan Chase will be able to accommodate the interests of the Fund or that of its investors.

In addition, the Adviser’s management of the Fund benefits JPMorgan Chase in other ways. For example, the Fund may, subject to applicable law, invest directly or indirectly in the securities or other obligations of companies in which PEG Accounts have an equity, debt or other interest. In addition, the Fund may engage in investment transactions that result in other PEG Accounts being relieved of obligations or otherwise divesting of investments or transactions that cause the Fund to have to divest certain investments due to its affiliation with such other account, in all cases subject to applicable law, including the 1940 Act. The purchase, holding and sale of investments by the Fund at times will likely enhance the profitability of JPMorgan Chase’s or other PEG Accounts’ own investments in and its activities with respect to such companies.

Investments in Different Classes and Issuer’s Capital Structure

A conflict could arise when another PEG Account, or one or more other accounts managed by JPMorgan Chase, the Adviser or their affiliates (collectively, the “J.P. Morgan Accounts”) directly or indirectly invest in different instruments or classes of securities of the same issuer than those in which the Fund invests. In certain circumstances, one or more PEG Accounts or J.P. Morgan Accounts will have different investment objectives and could pursue or enforce rights with respect to a particular issuer in which the Fund has invested, and those activities could have an adverse effect on the Fund. For example, an issuer in which the Fund invests may use the proceeds of the Fund’s investment to refinance or reorganize its capital structure which could result in repayment of debt held by another PEG Account or J.P. Morgan Account. If the issuer performs poorly following such refinancing or reorganization, the Fund’s results will suffer whereas the other client’s performance will not be affected because such client no longer has an investment in the issuer. In addition, the Fund, along with other PEG Accounts and J.P. Morgan Accounts, may pursue or enforce rights with respect to a particular issuer, or the Adviser, the Private Equity Group and/or JPMorgan Chase may pursue or enforce rights with respect to a particular issuer on behalf of the Fund, other PEG Accounts or other J.P. Morgan Accounts. The Fund could be negatively impacted by the activities by or on behalf of such other PEG Accounts or J.P. Morgan Accounts, and transactions for the Fund could be impaired or effected at prices or terms that are less favorable than would otherwise have been the case had a particular course of action with respect to the issuer of the securities not been pursued with respect to such other PEG Accounts or J.P. Morgan Accounts. These conflicts are magnified with respect to issuers that become insolvent. Furthermore, it is possible that in connection with an insolvency, bankruptcy, reorganization, or similar proceeding the Fund will be limited (by internal JPMorgan policies or restrictions, applicable law, courts or otherwise) in the positions or actions it will be permitted to take due to other interests held or actions or positions taken by JP Morgan Chase, J.P. Morgan Accounts or the other PEG Accounts. Finally, in certain instances, personnel of JPMorgan Chase may obtain information about the issuer that is material to the management of other PEG Accounts or J.P. Morgan Accounts and that will at times limit the ability of personnel of the Adviser to buy or sell securities of the issuer on behalf of the Fund.

The results of the investment activities of the Fund may differ significantly from the results achieved by JP Morgan Chase for the other PEG Accounts, the J.P. Morgan Accounts or for its own account. The Adviser will manage the Fund and the other PEG Accounts in accordance with their respective investment objectives and guidelines; however, JPMorgan Chase advisers outside of the Private Equity Group will from time to time give advice and take action with respect to any current or future J.P. Morgan Accounts that competes or conflicts with the advice the Adviser gives to the Fund or its other clients, including with respect to the timing or nature of actions relating to certain investments (including, without limitation, advising or having J.P. Morgan Accounts engage in short sales of securities or instruments issued by companies in which the Fund has invested). The Adviser may also make different investment recommendations or decisions among its clients depending on specific requirements or factors applicable to such clients, including investment guidelines, objectives, size, geographical limitations, risk profile and capital available. Future investment activities by the Adviser on behalf of other PEG Accounts, or by JPMorgan Chase on behalf of other J.P. Morgan Accounts, will likely give rise to additional conflicts of interest and demands on the Adviser’s time and resources.

Regulatory Restrictions and Overall Position Limits

From time to time, the activities of the Fund will be restricted because of regulatory requirements applicable to JPMorgan Chase or its internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements. There may be periods when the Adviser could preclude the Fund from purchasing particular securities or financial instruments (or limit the amount the Fund may invest), even if such securities or financial instruments would otherwise meet the Fund’s objectives. For example, the Fund’s ability to participate in private market investments may be limited or precluded due to internal restrictions in place at the Adviser designed to avoid affiliation under the 1940 Act between the Fund and/or the Adviser and its affiliates and an issuer. These same restrictions may not apply to other accounts or pooled investment vehicles managed by the Adviser that are not subject to the 1940 Act. An inability to receive the desired allocation to potential investments may affect the Fund’s ability to achieve the desired investment returns. The Adviser will not cause the Fund to engage in investments alongside affiliates in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms) unless such investments are not prohibited by Section 17(d) of the 1940 Act or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance or unless made in accordance with an exemptive order the Adviser, the Fund and certain of their affiliates have received from the SEC that permits the Fund to, among other things and subject to the conditions of the order, invest in certain privately placed securities in aggregated transactions alongside certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, where the Adviser negotiates certain terms of the private placement securities to be purchased (in addition to price-related terms). The conditions contained in the exemptive order may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect Fund’s ability to achieve the desired investment returns.

The Fund may participate in other aggregated transactions alongside affiliates of the Adviser and funds and accounts managed by the Adviser and its affiliates that qualify for another 1940 Act exemption or are entered into in accordance with interpretations of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder as expressed in no-action letters or other available guidance from the SEC or its staff, including aggregated transactions where only price-related terms of the private placement security to be purchased are negotiated by the Adviser.

The Adviser seeks to limit the Fund, together with interests held by other clients of the Adviser, from owning or controlling, directly or indirectly, interests in Portfolio Funds or other issuers that equal or exceed 5% of such issuer’s outstanding voting securities. In addition, the Adviser may either seek to waive voting rights or cause the Fund to invest in a Portfolio Fund’s non-voting securities and, together with interests held by other clients of the Adviser, may be limited in the amount it can invest. Such limitations are intended to ensure that an underlying Portfolio Fund is not deemed an “affiliated person” of the Fund for purposes of the 1940 Act, which may impose limits on the Fund’s dealings with the Portfolio Fund and its affiliated persons. As a general matter, however, the Portfolio Funds in which the Fund will invest do not typically provide their shareholders with an ability to vote to appoint, remove or replace the general partner of the Portfolio Fund (except under quite limited circumstances that are not presently exercisable). Notwithstanding these limitations, under certain circumstances the Fund could become an affiliated person of a Portfolio Fund or another issuer. In such circumstances, the Fund may be restricted from transacting with the Portfolio Fund or its portfolio companies absent an applicable exemption (whether by rule or otherwise).

Restrictions on the Adviser with respect to Managing Registered Securities

The Fund may invest directly or indirectly in securities of non-public companies that may subsequently register their equity securities and list them for public trading while the Fund owns such securities. The Adviser, on behalf of the Fund, as a holder of securities of a non-public company, may also determine that it is in the Fund’s interest to encourage such a company to register its equity securities and to list them for public trading as part of the Fund’s investment or exit strategy. In connection with such registration and listing, it may be in the interest of the Fund that members of the Adviser or the Private Equity Group serve on the board of directors of such company. However, applicable securities laws and internal policies of JPMorgan Chase could limit the ability of such persons to serve on such board. In addition, if such persons serve on the board of a public company, such persons and the Fund will likely be subject to certain investment and trading limitations arising from such board member’s access to material, non-public information, as described above in “JPMorgan Chase’s Investment Banking, Trading, Advisory and Other Activities – Relationship with the Fund and Portfolio Companies”. Such limitations may be adverse to the Fund.

Director Independence

The 1940 Act requires that at least a majority of our directors not be “interested persons” (as defined in the 1940 Act) of the Fund. On an annual basis, each member of our Board is required to complete an independence questionnaire designed to provide information to assist our Board in determining whether the director is independent under the 1940 Act and our corporate governance guidelines. Our Board has determined that each of our directors, other than Ashmi Mehrotra, is not an “interested person” of the Fund under the 1940 Act. Our governance guidelines require any director who has previously been determined to be independent to inform the Chair of the Board, the Chair of the Nominating and Governance Committee and our corporate secretary of any change in circumstance that may cause his or her status as an independent director to change. Our Board limits membership on the Audit Committee and the Nominating and Governance Committee to independent directors.

Adviser Proxy Voting

The Adviser has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Adviser believes such voting decisions to be in accordance with its fiduciary obligations.

MANAGEMENT OF THE FUND

Board of Trustees

The Role of the Board

The Board is responsible for overseeing the overall management of the Fund, including supervision of the duties performed by the Adviser. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the Adviser, have responsibility for the day-to-day management and operation of the Fund. The Board does not have responsibility for the day-to-day management of the Fund, and its oversight role does not make the Board a guarantor of the Fund’s investments or activities. The Board has appointed various individuals of the Adviser as officers of the Fund with responsibility to monitor and report to the Board on the Fund’s operations. In conducting its oversight, the Board receives regular reports from these officers and from other senior officers of the Adviser regarding the Fund’s operations.

Board Structure and Committees

As required by the 1940 Act, a majority of the Fund’s Trustees are Independent Trustees and are not affiliated with the Adviser. The Board has established two standing committees: an Audit Committee and a Nominating and Governance Committee. During the fiscal year ended March 31, 2026, the Audit Committee met three times and the Nominating and Governance Committee met one time.

The Board has formed an Audit Committee composed of all of the Independent Trustees, the function of which is to: (1) handle the appointment, retention, compensation, and oversight of the Fund’s independent registered accounting firm (the “independent accountants”); (2) oversee the performance of the Fund’s audit, accounting and financial reporting policies, practices and internal controls; (3) review and approve non-audit services, as required by the statutes and regulations administered by the Commission, including the 1940 Act and Sarbanes-Oxley; (4) assist the Board in oversight of the valuation process in accordance with policies adopted by the Board; and (5) conduct such other business and/or attention to such other matters as the Board or Nominating and Governance Committee may specifically assign to the Audit Committee from time to time.

The Board has formed a Nominating and Governance Committee composed of all of the Independent Trustees, which is responsible for, among other things, oversight of matters relating to the Fund’s governance obligations, selecting and nominating persons to serve as Trustees, Fund service providers and litigation. The Fund does not hold annual shareholder meetings. As such, the Nominating and Governance Committee will not typically consider nominees recommended by security holders.

Board Oversight of Risk Management

As part of its oversight function, the Board receives and reviews various reports relating to risk management. Because risk management is a broad concept comprised of many different elements (including, among other things, investment risk, valuation risk, credit risk, compliance and regulatory risk, business continuity risk and operational risk), Board oversight of different types of risks is handled in different ways. For example, the full Board could receive and review reports from senior personnel of the Adviser (including senior compliance, financial reporting and investment personnel) or their affiliates regarding various types of risks, such as operational, compliance and investment risk, and how they are being managed. The Audit Committee may participate in the oversight of risk management in certain areas, including meeting with the Fund’s financial officers and with the Fund’s independent accountants to discuss, among other things, annual audits of the Fund’s financial statements and the auditor’s report thereon and the independent accountant’s annual report on internal control.

Board of Trustees and Officers

Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders. The Fund’s officers are appointed by the Trustees and oversee the management of the day-to-day operations of the Fund under the supervision of the Board. All of the officers of the Fund are directors, officers or employees of the Adviser or its affiliates. Certain of the Trustees and officers of the Fund are also directors and officers of other investment companies managed or advised by the Adviser. To the fullest extent allowed by applicable law, including the 1940 Act, the Declaration of Trust indemnifies the Trustees and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Portfolio Management

Adviser

J.P. Morgan Investment Management Inc., 270 Park Ave, New York, New York 10017, serves as the investment adviser to the Fund. The Adviser is registered as an investment adviser under the Advisers Act, and is an indirect, wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., which is an indirect, wholly-owned subsidiary of JPMorgan Chase, a bank holding company.

Primary Portfolio Managers

The personnel of the Adviser who have primary responsibility for management of the Fund are Stephen Catherwood, Ashmi Mehrotra, Tyler Jayroe, Spencer Kubin and Ryan Bell. The Fund’s primary portfolio managers, along with other members of the Private Equity Group, including the Private Equity Group’s Portfolio Construction Team, are responsible for overseeing the Fund, which will formulate investment guidelines for the Fund and approve all acquisitions, dispositions and financing decisions. The senior portfolio managers of the Private Equity Group have an average tenure of 25 years of investing and operating experience, working together across numerous investment cycles and all of the Private Equity Group’s portfolio managers have worked together for an average of 15 years.

Stephen Catherwood, CFA, Managing Director, Portfolio Manager, joined the Private Equity Group in 2003. He is Co-Head of the Private Equity Group, which, as of June 30, 2026 manages $41 billion in private equity investments on behalf of institutional and private investors. Prior to joining the Private Equity Group, Mr. Catherwood was a part of the Adviser’s North America Institutional team where he worked with existing and prospective clients on opportunities across asset classes within the asset management business of JPMorgan Chase. He has been an employee of the firm since 2001. Mr. Catherwood holds a BA in Economics, cum laude, from Bucknell University. He is a CFA charterholder and is a member of the CFA Institute.

Ashmi Mehrotra, Managing Director, Portfolio Manager, joined the Private Equity Group in 2003. She is Co-Head of the Private Equity Group, which, as of June 30, 2026 manages $41 billion in private equity investments on behalf of institutional and private investors. Currently, Ms. Mehrotra serves on numerous private equity fund Advisory committees and as an observer on certain portfolio company boards of directors. Prior to joining the Private Equity Group, Ms. Mehrotra was an investment analyst for the J.P. Morgan Private Bank, where she focused on investment portfolios for high net worth clients. An employee of JPMorgan Chase since 1999, Ms. Mehrotra also worked in JPMorgan Chase’s Internal Consulting Group, where she was responsible for Six Sigma projects and process improvement initiatives. Ms. Mehrotra earned her BA in Economics, International Relations and Spanish from Tufts University.

Tyler Jayroe, Managing Director, Portfolio Manager, joined the Private Equity Group in 2005. Mr. Jayroe is responsible for sourcing, underwriting and managing investments. He also plays a leading role in portfolio construction for the platform, with a focus on building high-quality diversified portfolios spanning strategies, sectors and geographies. Mr. Jayroe serves on numerous private equity fund advisory committees and as an observer on select portfolio company boards. Prior to joining the Private Equity Group, he worked as an Executive Compensation Consultant for Aon Consulting, where he helped large companies design performance-based pay packages for their top executives. He previously worked in a variety of capacities for Actuarial Sciences Associates, an employee benefits and compensation consulting firm. Mr. Jayroe holds a BA, magna cum laude, from Vanderbilt University and an MBA from the University of Virginia.

Spencer Kubin, Executive Director, Portfolio Manager, joined the Private Equity Group in 2018 and has portfolio management and business development responsibilities. Prior to joining the group, Mr. Kubin focused on business development at Conatus Capital Management LP. Prior thereto, he worked at BlackRock Alternative Advisors. He began his career at Ernst & Young, where he performed audits of various investment management clients. Mr. Kubin holds a BS in Finance and Accounting from Miami University. He is a CFA charterholder and a Certified Public Accountant (non-practicing) and holds the Series 3, 7 and Series 63 licenses.

Ryan Bell, Executive Director, Portfolio Manager, joined the Private Equity Group in 2021. Prior to joining the Private Equity Group, he was a member of the Funds & Co-Investments team at Barings LLC investing in primary fund commitments, equity co-investments and secondaries on behalf of institutional clients. Mr. Bell’s previous industry experience was focused on direct private markets investments across multiple asset classes at Raven Capital Management LLC, Merrill Lynch & Co., Inc. and Capital Partners, Inc. (now Heartwood Partners). Mr. Bell holds an AB from Lafayette College and an MBA from New York University.

The SAI provides additional information about the Fund’s primary portfolio managers’ compensation, other accounts managed by them and their ownership of any Shares of the Fund.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

The Adviser, subject to supervision by the Board, provides certain investment advisory, management and administrative services to the Fund pursuant to an Investment Advisory and Management Agreement between the Fund and the Adviser.

Advisory Fee

In consideration of the advisory services provided by the Adviser, the Fund pays the Adviser a quarterly Advisory Fee at an annual rate of 1.00% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee payable to the Adviser, the value of the Fund’s net assets will be calculated prior to the inclusion of the Advisory Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Advisory Fee is payable in arrears within five (5) business days after the completion of the net asset value computation for the quarter. The Advisory Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund.

Purchased Shares are incorporated into the beginning of month net asset value and included in the computation of the Advisory Fee payable. Share repurchases are included in the computation of the Advisory Fee and Incentive Fee payable through the Valuation Date as described in “Repurchase of Shares.” The Advisory Fee and Incentive Fee, if any, is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. This Advisory Fee is separate from the Incentive Fee that the Adviser receives in the event that specified investment returns are achieved by the Fund. The Advisory Fee is payable in cash. The Fund could apply for exemptive relief from the SEC in the future that if granted would permit the Fund to pay the Adviser all or a portion of its Advisory Fee and Incentive Fee in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. As a condition of any such exemptive relief, the Adviser would have to commit not to sell any such Shares received in lieu of a cash payment of its Advisory Fee or Incentive Fee for at least 12 months from the date of issuance, except in exceptional circumstances. As of the date of this Prospectus, the Fund has not applied for such exemptive relief.

The table below sets forth information about the total Advisory Fee paid by the Fund to the Adviser, and the Advisory Fee waived and/or reimbursed by the Adviser, for the periods indicated:

	Advisory Fee Paid to the Adviser	Waived by the Adviser	Affiliate Fees Reimbursed by the Adviser
Fiscal Year Ended March 31, 2026	$14,018,789	$0	$482,750
Fiscal Year Ended March 31, 2025	$6,819,787	$790,488	$640,456
Fiscal Period Ended March 31, 2024*	$1,068,383	$801,287	$60,253

*	Fiscal period from July 12, 2023 (commencement of operations) through March 31, 2024.

Incentive Fee

At the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee and Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the net asset value of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional shares through the DRIP exceeds (ii) the sum of (X) the net asset value of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of shares of the Fund issued during such quarter (excluding any Shares of such Class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP).

The Fund maintains a Loss Recovery Account, which will have an initial balance of zero and will be (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, before giving effect to any repurchases or distributions for such quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. For purposes of the Loss Recovery Account, the term “net losses” shall mean the amount by which (i) the sum of (A) the net asset value of the Fund as of the beginning of such quarter and (B) the aggregate issue price of shares of the Fund issued during such quarter (excluding any Shares of such Class issued in connection with the reinvestment of dividends paid, or other distributions made, by the Fund through the DRIP) exceeds (ii) the sum of (X) the net asset value of the Fund as of the end of such quarter, (Y) the aggregate repurchase price of all shares repurchased by the Fund during such quarter and (Z) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional shares through the DRIP. Shareholders will benefit from the Loss Recovery Account in proportion to their holdings of Shares. For purposes of the “net losses” calculation, the net asset value shall include unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses). Incentive Fees are accrued monthly and paid quarterly.

For the avoidance of doubt, any change in the net asset value of the Fund directly as a result of subscriptions or repurchases during each measurement period are not included for purposes of the “net profits” or “net losses” calculations.

The following is a graphical representation of the calculation of the Incentive Fee:

Examples of Quarterly Incentive Fee Calculations

Example – Incentive Fee Calculation

Assumptions

Quarter 1: Opening net asset value is $1,000 and opening Loss Recovery Account is $0. During the quarter, there is $500 of unrealized appreciation. Ending net asset value is $1,500. Net profits for the quarter are $500. Loss Recovery Account is $0.

Quarter 2: Opening net asset value is $1,450. During the quarter there is $250 of unrealized depreciation. Ending net asset value is $1,200. Net losses for the quarter are $250. Loss Recovery Account is $250.

Quarter 3: Opening net asset value is $1,200. During the quarter there is $600 of unrealized appreciation. Ending net asset value is $1,800. Net profits for the quarter are $600. Loss Recovery Account is $0.

Quarter 1 Incentive Fee  = 10% x (Net Profits – Loss Recovery Account)

= 10% x ($500 -$0)

= $50

Quarter 2 Incentive Fee: = 10% x (Net Profits – Loss Recovery Account)

= 10% x ($0 -$250)

= $0

= No Incentive Fee for the quarter

Quarter 3 Incentive Fee  = 10% x (Net Profits – Loss Recovery Account)

= 10% x ($600 -$250)

= $35

The table below sets forth information about the total Incentive Fee paid by the Fund to the Adviser for the periods indicated:

Incentive Fee Paid to the Adviser
Fiscal Year Ended March 31, 2026	$16,471,651
Fiscal Year Ended March 31, 2025	$8,360,290
Fiscal Period Ended March 31, 2024*	$4,769,165

*	Fiscal period from July 12, 2023 (commencement of operations) through March 31, 2024.

Investment Advisory and Management Agreement and Reimbursement Arrangements

The services of all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. The Fund bears all other costs and expenses of its operations and transactions as set forth in the Investment Advisory and Management Agreement.

In addition to the fees and expenses to be paid by the Fund under the Investment Advisory and Management Agreement, the Adviser and its affiliates are entitled to reimbursement by the Fund of the Adviser’s and its affiliates’ cost of providing the Fund with certain non-advisory services. If persons associated with the Adviser or any of its affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund at the request of the Fund, the Fund reimburses the Adviser and its affiliates for their costs in providing such accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. If the Adviser or its affiliates seek reimbursements of such costs, such action may cause the Fund’s expenses to be higher than the expenses shown herein, perhaps by a material amount. The Adviser may, in its sole discretion, waive or not seek reimbursement for accounting, legal, clerical or administrative services to the Fund.

The Board (including a majority of the Independent Trustees) approved the continuation of the Investment Advisory and Management Agreement at a meeting held on June 15, 2026. The Investment Advisory and Management Agreement is terminable without penalty, on 60 days’ prior written notice: by a majority vote of the entire Board; by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or by the Adviser. After the initial term of two years, the Investment Advisory and Management Agreement may continue in effect from year to year if such continuance is approved annually by either the Board or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person (or as otherwise permitted by the SEC) at a meeting called for the purpose of voting on such approval. The Investment Advisory and Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

The Investment Advisory and Management Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund, the Adviser, its directors, officers or employees and its affiliates, successors or other legal representatives will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by such person or any sub-adviser in connection with the performance of services to the Fund. The Investment Advisory and Management Agreement also provides that the Fund will indemnify, to the fullest extent permitted by law, the Adviser and its directors, officers or employees and their respective affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arise in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund.

Pursuant to the Expense Limitation Agreement with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Excluded Expenses) do not exceed 0.40% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six months after the months in which the Adviser incurred the expense. The Expense Limitation Agreement will have a term ending July 31, 2027, and the Adviser may extend the term for a period of one year on an annual basis. The Adviser may not terminate the Expense Limitation Agreement during its one-year term. For the period from July 12, 2023 (commencement of operations) through March 31, 2024, the Adviser has reimbursed $2,736,909 to the Fund. For the fiscal year ended March 31, 2025, the Adviser has reimbursed $634,869 to the Fund. For the fiscal year ended March 31, 2026, the Adviser has reimbursed $147,557 to the Fund. These reimbursements are subject to repayment to the Adviser.

The Fund has incurred certain organizational and initial offering costs of approximately $2.61 million. The Adviser has agreed to advance those costs to the Fund. Such costs incurred by the Adviser are subject to recoupment by the Adviser in accordance with the Expense Limitation Agreement.

A discussion regarding the basis for the approval by the Board of the Investment Advisory and Management Agreement is available in the Fund’s semi-annual shareholder report for the period ending September 30.

NET ASSET VALUATION

The Fund calculates the net asset value of each class of Shares as of the close of business on the last business day of each month and in connection with the Fund’s offer to purchase Shares, on each date that Shares are to be repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its net asset value, the Fund will value its investments as of the relevant Determination Date. The net asset value of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund), each determined as of the relevant Determination Date. The net asset values of Class A Shares, Class S Shares, Class D Shares and Class I Shares will be calculated separately based on the fees and expenses applicable to each class. It is expected that the net asset value of Class A Shares, Class S Shares, Class D Shares and Class I Shares will vary over time as a result of the differing fees and expenses applicable to each class.

The Board has approved procedures pursuant to which the Fund will value its investments. The Board has designated the Adviser to perform these fair value determinations relating to the value of such investments, in accordance with such procedures and Rule 2a-5 under the 1940 Act. The Board oversees the Adviser’s implementation of the valuation policy and may consult with representatives from the Fund’s outside legal counsel or other third-party consultants in their discussions and deliberations. The value of the Fund’s assets will be based on information reasonably available at the time the valuation is made and that the Adviser believes to be reliable. The Adviser generally will value the Fund’s investments in Portfolio Funds in accordance with Certification Topic ASC 820 of the Financial Accounting Standards Board (“ASC 820”).

Private Equity Investments

Secondary Investments and Primary Investments in Portfolio Funds are generally valued based on the latest net asset value reported by the associated Portfolio Fund Manager as a practical expedient, in accordance with ASC 820. Generally, the valuation of interests in Portfolio Funds are based on the net asset value of that Portfolio

Fund as reported by Portfolio Fund Managers. Valuation adjustments are recorded quarterly or monthly, as applicable, and are based on the net asset value from capital account statements distributed by Portfolio Fund Managers, which are generally received on a one-quarter period delay. Reported values are increased or decreased for subsequent contributions to or distributions from the Portfolio Fund.

The Adviser may also consider a number of factors when determining whether to adjust the valuations reported by a Portfolio Fund Manager with respect to a Portfolio Fund, such as:

•

Quarterly and audited annual financial statements of Portfolio Funds and individual statements provided by a Portfolio Fund. The Adviser is not required to adjust fair valuations (inclusive of accrual based performance fees) provided by Portfolio Funds.

•

Where an accrual based performance fee has not been incorporated in the fair valuation provided by the Portfolio Fund Manager, a separate fair value analysis may be obtained from the Portfolio Fund Manager or prepared by the Adviser, and may include other relevant information available at the time the Fund values its portfolio, including capital activity and events occurring between the reference dates of the Portfolio Fund Manager’s valuation and the relevant valuation date, to the extent that the Adviser is aware of such information. The Portfolio Fund’s performance fee is then deducted from the valuation.

•

Where financial statements of a Portfolio Fund are prepared on a basis other than US GAAP, the Adviser may assess if the valuation methodology employed is equivalent to US GAAP, or if an adjustment is necessary. In the case of non-US GAAP financial statements (such as IFRS, UK GAAP, Irish GAAP or French GAAP), the Adviser may review the valuation policies and procedures of a Portfolio Fund with the Portfolio Fund Manager to allow the Adviser to conclude whether a Portfolio Fund valuation is US GAAP equivalent, and therefore whether no adjustment is required. Where Portfolio Fund financial statements are prepared on a basis inconsistent with US GAAP, the Adviser may review separately negotiated fair value statements or determine a fair valuation through discussion with the applicable Portfolio Fund Manager.

•

Where the Portfolio Fund’s measurement date is at a non-quarter end, net asset value may be adjusted for cash flows through the applicable reporting date. Where distributions are in excess of the Portfolio Fund’s valuation, the valuation will not be reduced below zero. The valuation may be adjusted to reflect the residual value in the Portfolio Fund, depending on materiality.

•	In addition, the Adviser expects to engage in the following processes as it deems necessary:

o	Representation in certain cases on the advisory board and/or valuation committee of the Portfolio Fund.

o	Attendance of the Portfolio Fund Manager annual meetings.

o	Ongoing dialogue with the Portfolio Fund Manager, including performance reviews of the Portfolio Fund’s underlying portfolio companies.

Notwithstanding the above, Portfolio Fund Managers may adopt a variety of valuation bases and provide differing levels of information concerning Portfolio Funds and other investments and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. Neither the Board nor the Adviser will be able to confirm independently the accuracy of valuations provided by the Portfolio Fund Managers (which are generally unaudited).

Determining the fair value of investments for which market values are not readily available is necessarily subject to incomplete information, reporting delays and many subjective judgments; accordingly, fair value determinations made by the Adviser should be considered as estimates. Due to the inherent uncertainty involved in such determinations, the reported fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

Generally, the valuation of interests in Portfolio Funds are based on the net asset value of that Portfolio Fund as reported by the Portfolio Fund Managers. Similarly, many Co-Investments are generally valued based on the valuation information provided by the lead or sponsoring private investors, and the Adviser expects that Co-Investments will generally be valued at the net asset value reported by the Portfolio Fund Manager or lead or sponsoring private investor as a practical expedient in accordance with ASC 820. Reported values are increased or decreased for subsequent contributions to or distributions from the Portfolio Fund. Additionally, the Fund may engage one or more independent valuation firms to assist the Fund with its determination of the fair value of the Fund’s investments. In general, it is anticipated that such valuation information from these Portfolio Fund Managers or from lead or sponsoring private investors will generally not be available until 60 days or more after each quarter-end, especially pending receipt of audited financial information. Therefore, the most recently provided valuation information about these Co-Investments and Portfolio Funds for purposes of calculating the Fund’s monthly net asset value may be adjusted by the Adviser pursuant to the Fund’s valuation procedures to estimate the fair value, on a monthly basis, of the interests in such Portfolio Funds, as described below. To the extent the Adviser is either unable to utilize the practical expedient under ASC 820, or where the Adviser determines that use of the practical expedient is not appropriate as it will not result in a price that represents the current value of an investment, the Adviser will make a fair value determination of the value of the investment.

In addition, the Adviser will conduct a due diligence review of the valuation methodology used by each Portfolio Fund or lead or sponsoring private equity investors, as applicable. To keep abreast of each Portfolio Fund’s activities, the Adviser will review their periodic reports as well as the reports of the underlying portfolio companies in which the Portfolio Funds invest, to the extent which such underlying company reports are made available. The Adviser monitors the continuing appropriateness of the valuation methodology being used for the Fund’s investments.

Prospective investors should be aware that there can be no assurance that the valuation of interests in Portfolio Funds or Co-Investments as determined under the procedures described above will in all cases be accurate to the extent that the Fund and the Adviser do not generally have access to all necessary financial and other information relating to the Portfolio Funds or Co-Investments to determine independently the net asset value of the Fund’s interests in those Portfolio Funds or Co-Investments. The results of the Adviser’s fair valuation of securities whose market value is not readily ascertainable will be based upon the Adviser’s assessment of the fair value of such securities and their issuers on the recommendation of the Adviser and, therefore, are the result of the Board’s interpretation.

Investments valued at fair value by the Adviser will be subject to a new valuation determination upon the next monthly valuation of the Fund. The Adviser will periodically review its valuation determinations with the Fund’s auditor and respond to any inquiries by such auditor regarding the Adviser’s valuation methodologies.

Liquid Assets

Securities for which market quotations are readily available are generally valued at their current market value.

Shares of open-end investment companies, including money market funds, are valued at their respective net asset values. Fixed income securities are valued using prices supplied by an approved independent third party or affiliated pricing services or broker/dealers. In determining security prices, pricing services and broker/dealers may consider a variety of inputs and factors, including, but not limited to proprietary models that may take into account market transactions in securities with comparable characteristics, yield curves, option- adjusted spreads, credit spreads, estimated default rates, coupon rates, underlying collateral and estimated cash flows. Certain fixed income securities and swaps may be valued using market quotations or valuations provided by pricing services affiliated with the Adviser. Valuations received by the Fund from affiliated pricing services are the same as those provided to other affiliated and unaffiliated entities by these affiliated pricing services.

If they are traded on a Determination Date, equity securities that are listed or traded on a national exchange will be valued at the last quoted exchange price. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the Determination Date. If securities are listed on more than one exchange, and if the securities are traded on the Determination Date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the Determination Date, the Fund will value the securities at the last reported sale price. If the equity security is traded a few days each month and the Adviser believes such price no longer represents the fair market value, the Adviser may elect to value the security at fair value pursuant to the procedures adopted by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures adopted by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.

Private Market Investments and Other Fair Value Considerations

On a monthly basis, for private market investments for which no market quotations are available (other than interests in Portfolio Funds and certain Co-Investments, as described above) and for which independent appraisals of current value can readily be obtained, valuations will be based on such appraisals. Otherwise, valuation of private market investments (other than interests in Portfolio Funds and certain Co-Investments, as described above) will remain at cost except that original cost valuation will be adjusted based on a determination of such investment’s fair value.

In instances where there is reason to believe that the valuation of a security or other investment valued pursuant to the procedures described above does not represent the current value of such security or investment, or when a security or investment cannot be valued pursuant to the procedures described above, the fair value of the investment will be determined by the Adviser taking into account various factors, as relevant, as provided for in the Fund’s valuation procedures, which may include: (i) market clearing transaction activity; (ii) pending sales and potential exit transactions, including (a) any sales price in a letter of intent, offer letter or term sheet, (b) the company’s total enterprise price or (c) information from an investment bank during an initial public offering; (iii) market comparable valuations accounting for the (a) relevance of earnings metrics, (b) maintainability of performance, (c) reliability of financial information or (d) quality of market-based data; (iv) discounted cash flow analysis (“DCF”), (v) liquidation analysis (cost approach) or (vi) any other information, factor or set of factors that may affect the valuation of the Fund’s investment as determined by the Adviser. The Adviser may also utilize independent third party valuations if such valuations are deemed reliable.

Prospective investors should be aware that fair value represents a good faith approximation of the value of an asset or liability. The fair value of one or more assets or liabilities may not, in retrospect, be the price at which those assets or liabilities could have been sold during the period in which the particular fair values were used in determining the Fund’s net asset value. As a result, the Fund’s issuance (including through dividend or distribution reinvestment) or repurchase of Shares through repurchase offers at net asset value at a time when it owns investments that are valued at fair value may have the effect of diluting or increasing the economic interest of existing Shareholders.

ELIGIBLE INVESTORS

Although the Shares are registered under the Securities Act, the Shares will be sold only to persons or entities in this offering that are “qualified clients,” as defined in Rule 205-3 under the Advisers Act.

In addition, Shares are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. The qualifications required to invest in the Fund are in subscription documents that must be completed by each prospective investor.

Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus and the Declaration of Trust before deciding to invest in the Fund.

PLAN OF DISTRIBUTION

Distributor

J.P. Morgan Institutional Investments Inc., with its principal place of business at 270 Park Avenue, New York, NY 10017, acts as the distributor of the Fund’s Shares, pursuant to the Distribution Agreement, on a reasonable best efforts basis, subject to various conditions. Neither JPMII nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased. Pursuant to the Distribution Agreement, JPMII shall pay its own costs and expenses connected with the offering of Shares. The Distribution Agreement also provides that the Fund will indemnify JPMII and its affiliates and certain other persons against certain liabilities.

After the initial term of two years, the Distribution Agreement will continue in effect with respect to the Fund for successive one-year periods, provided that each such continuance is specifically approved by a majority of the entire Board cast in person at a meeting called for that purpose or by a majority of the outstanding voting securities of the Fund and, in either case, also by a majority of the Independent Trustees.

JPMII may retain additional selling agents or other financial intermediaries to place Shares. Such selling agents or other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. See “Purchasing Shares.”

JPMII is a broker-dealer whose purpose is to distribute JPMorgan Chase managed or affiliated products. JPMII provides services to JPMorgan Chase affiliates. JPMII has not and will not make any recommendation regarding, and will not monitor, any investment and will not present an investment strategy or product to an investor or a prospective investor that is a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes. Furthermore, JPMII does not collect the information necessary to determine, and JPMII does not engage in a determination regarding, whether an investment in the strategy or product is in the best interests of, or is suitable for, any prospective investor. You should exercise your own judgment and consult with your own investment professional to determine whether it is advisable for you to invest in any JPMorgan Chase strategy or product, including Shares of the Fund. Please note that JPMII will not provide the kinds of financial services that you might expect from another financial intermediary, such as overseeing any brokerage or similar account. For financial advice relating to an investment the Shares, contact your own investment professional.

JPMII will not sell Shares directly to retail customers (as defined above) or have a relationship with you (including if you exit a relationship with a participating broker-dealer or other intermediary), and you should consult with your participating broker-dealer or your investment professional as to the suitability to you of an investment in the Shares. Before making your investment decision, please consult with your investment professional regarding your account type and the classes of common stock you may be eligible to purchase.

Distribution and Servicing Plan

The Fund has adopted a Distribution and Servicing Plan for its Class A Shares, Class S Shares and Class D Shares to pay to JPMII a Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own such Shares. These activities include marketing and other activities primarily intended to result in the sale of Class A Shares, Class S Shares and Class D Shares and activities related to administration and servicing of Class A, Class S or Class D accounts (including sub-accounting and other administrative services, as well as shareholder liaison services such as responding to inquiries from shareholders and providing shareholders with information about their investments in the Fund). The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1, as required by its exemptive relief, permitting the Fund to, among other things, issue multiple classes of Shares.

Under the Distribution and Servicing Plan, Class A Shares, Class S Shares and Class D Shares pay a Distribution and Servicing Fee to JPMII at an annual rate of 0.70%, 0.70% and 0.25%, respectively, based on the aggregate net assets of the Fund attributable to such class. If a financial intermediary is not eligible to accept payment of the pro rata portion of the Distribution and Servicing Fee attributable to its Shareholder accounts then JPMII may retain such monies or JPMII will waive such fees or return such monies to the Fund. The Distribution and Servicing Fee is paid out of the relevant class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such class. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges, if applicable. Up to 0.25% per annum of the Distribution and Servicing Fee may qualify as a “service fee” under FINRA rules and therefore will not be limited by FINRA rules which limit distribution fees as a percentage of total new gross sales. “Service fees” are defined for purposes of FINRA rules to mean fees paid for providing shareholder services or the maintenance of shareholder accounts. FINRA rules limit service fees to 0.25% of a fund’s average annual net assets. A portion of the Distribution and Servicing Fee may also be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a “service fee” under FINRA rules. The remainder is for distribution support and related services.

Class I Shares are not subject to any Distribution and Servicing Fee and do not bear any expenses associated therewith. For the fiscal year March 31, 2026, Class S Shares and Class D Shares incurred Distribution and Servicing Fees of $4,967,539 and $102,283, respectively. As it has yet to commence operations as of March 31, 2026, Class A Shares have not yet incurred any Distribution and Servicing Fees.

JPMII reserves the right to not pay Rule 12b-1 fees to a financial intermediary if 12b-1 fee payments for a given month are deemed to be de minimis. JPMII currently adheres to a $25.00 de minimis threshold but reserves the right to change that threshold from time to time.

Payments to Financial Intermediaries

The Fund may also pay fees to financial intermediaries for sub-administration, sub-transfer agency, sub-accounting and other shareholder services associated with shareholders whose Shares are held in, as applicable, omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.

The Adviser, or its affiliates, including JPMII, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of Shares. The additional compensation may differ among selling agents or financial intermediaries in amount or in the method of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. Payments may be one-time payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Adviser or its affiliates, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

PURCHASING SHARES

The following section provides basic information about how to purchase Shares of the Fund. JPMII acts as the distributor of the Shares of the Fund on a reasonable best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. JPMII is not obligated to sell any specific amount of Shares of the Fund. The Shares will be continuously offered through JPMII. Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those financial intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase Shares. Prospective investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.

General Purchase Terms

The minimum initial investment in the Fund by any investor is $25,000 with respect to Class A Shares, Class S Shares and Class D Shares, and $1,000,000 with respect to Class I Shares. The minimum additional investment in the Fund by any investor is $10,000, except for additional purchases pursuant to the dividend reinvestment plan. Investors subscribing through a broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000.

The Board and/or JPMII reserves the right to accept lesser amounts below these minimums for Trustees of the Fund, JPM Employees and vehicles controlled by JPM Employees. The purchase price of the Shares offered as of the first business day of each month is based on the net asset value per Share as of the last business day of the immediately preceding month (plus any applicable sales load, in the case of Class A Shares).

The minimum initial and additional investments may be reduced by either the Fund or JPMII in the discretion of each for certain investors based on consideration of various factors, including the investor’s overall relationship with the Adviser or Distributor, the investor’s holdings in other funds affiliated with the Adviser or Distributor, and such other matters as the Adviser or Distributor may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial and additional investments may also be reduced by either the Fund or JPMII in the discretion of each for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

In addition, the Fund may, in the discretion of the Adviser or Distributor, aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. At the discretion of the Adviser or JPMII, the Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

All Shares are sold at the public offering price, which is the net asset value of a Class A Share, Class S Share, Class D Share or Class I Share, as applicable, and for Class A Shares is the net asset value of a Class A Share plus the applicable sales load.

Shares are generally offered for purchase as of the first business day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. For purposes of this Prospectus, a “Business Day” means any day other than a Saturday, Sunday or any other day on which banks in New York, New York are required by law to be closed. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. An investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars.

Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due 3 business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month, where funds are remitted by wire transfer.

A prospective investor is required to review, complete, and execute a subscription document. The subscription document is designed to provide the Fund with important information about the prospective investor. A prospective investor must submit a completed subscription document at least five (5) business days before the acceptance date. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses. Prospective investors whose purchases are rejected by the Fund will receive a pro rata share of any interest earned on the amounts placed in escrow prior to acceptance, if applicable. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, a prospective investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.

Pending any closing, funds received from prospective investors will be placed in an account with the Fund’s transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among Shareholders.

Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become Shareholders by being admitted as Shareholders. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline.

Share Class Considerations

When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial intermediary to help you decide which class of Shares of the Fund is best for you. Not all financial intermediaries offer all classes of Shares. In addition, financial intermediaries may vary the actual sales fee charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Class A Shares

Class A Shares are sold at the prevailing net asset value per Class A Share plus the applicable sales load, unless you qualify for a waiver of the sales load. Class A Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.70% of the net assets of the Fund attributable to Class A Shares.

Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to the Class A Shares: assistance with recordkeeping, answering investor inquiries regarding the Fund including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.

Class A Shares are available to any eligible investor through brokerage and transactional-based accounts.

Sales Load – Class A Shares.

Investors in Class A Shares may be charged a sales load of up to 3.50% of the subscription amount. The sales load for Class A Shares will be deducted out of the Shareholder’s subscription amount, and will not constitute part of such Shareholder’s subscription to the Fund or part of the assets of the Fund. Financial intermediaries typically receive the sales load with respect to Class R Shares purchased by their clients. Financial intermediaries may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases. The availability of any such sales load reduction or waiver may depend on the particular financial intermediary, or type of account through which an investor purchases or holds Shares, or such other factors as determined by the financial intermediary. Investors should contact their financial intermediary for more information regarding applicable sales load waivers and discounts that may be available to them and the financial intermediary’s related policies and procedures.

It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. Notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Class S Shares

Class S Shares are sold at the prevailing net asset value per Class S Share. If you buy Class S Shares through certain financial intermediaries, they may charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that the financial intermediary limit such fees to a 3.5% cap on NAV for Class S Shares. Class S Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.70% of the net assets of the Fund attributable to Class S Shares.

Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to the Class S Shares: assistance with recordkeeping, answering investor inquiries regarding the Fund including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.

Class S Shares are available to any eligible investor through brokerage and transactional-based accounts.

Class D Shares

Class D Shares are sold at the prevailing net asset value per Class D Share. If you buy Class D Shares through certain financial intermediaries, they may charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that the financial intermediary limit such fees to a 1.5% cap on NAV for Class D Shares. Class D Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.25% of the net assets of the Fund attributable to Class D Shares.

Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to the Class D Shares: assistance with recordkeeping, answering investor inquiries regarding the Fund, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.

Class D Shares are generally available for purchase only (i) through fee-based programs, also known as wrap accounts, that provide access to Class D Shares, (ii) through participating broker dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (iii) through investment advisers that are registered under the Advisers Act or applicable state law and (iv) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.

Class I Shares

Class I Shares are sold at the prevailing net asset value per Class I Share. Financial intermediaries may not charge you transaction-based fees when you buy Class I Shares. Class I Shares are not subject to a Distribution and Servicing Fee.

Class I Shares are available for purchase only (i) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (ii) by institutional accounts as defined by FINRA Rule 4512(c), (iii) through bank-sponsored collective trusts and bank-sponsored common trusts, (iv) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (v) through certain financial intermediaries that are not otherwise registered with or as a broker dealer and that direct clients to trade with a broker dealer that offers Class I Shares, (vi) through investment advisers registered under the Advisers Act or applicable state law, (vii) by the Fund’s officers and Trustees and their immediate family members, as well as officers and JPM Employees and their immediate family members, (viii) by participating broker dealers and their affiliates, including their officers, directors, employees, and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, and (ix) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Shares of the Fund you may be eligible to purchase. The Fund also offers Class I Shares to certain feeder vehicles created to hold the Fund’s Class I Shares. The Fund conducts such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering.

If you are eligible to purchase all four classes of Shares, then you should consider that Class I Shares have no upfront sales charges and no Distribution and Servicing Fees. Such expenses are applicable to Class A Shares, Class S Shares and Class D Shares and will reduce the net asset value or distributions of the other share classes. If you are eligible to purchase Class A Shares, Class S Shares and Class D Shares but not Class I Shares, then you should consider that Class D Shares have no upfront sales charges and lower annual Distribution and Servicing Fees. Investors should also inquire with their broker dealer or financial representative about what additional fees may be charged with respect to the Share class under consideration or with respect to the type of account in which the Shares will be held.

Exchanging Shares

A Shareholder may exchange Shares for another Share class of the Fund, provided such Shareholder meets the eligibility requirements for the Share class it is exchanging into. All exchanges are subject to meeting any investment minimum or eligibility requirements of the new Share class.

CLOSED-END FUND STRUCTURE; NO RIGHT OF REDEMPTION

The Fund is a diversified, closed-end management investment company with limited operating history. Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No Shareholder has the right to require the Fund to redeem his, her or its Shares. No public market for the Shares exists, and none is expected to develop in the future. As a result, Shareholders may not be able to liquidate their investment other than through repurchases of Shares by the Fund, as described below. Accordingly, Shareholders should consider that they may not have access to the funds they invested in the Fund for an indefinite period of time.

TRANSFER RESTRICTIONS

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, and each other Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.

REPURCHASE OF SHARES

At the sole discretion of the Board, the Fund may from time to time provide Shareholders with a limited degree of liquidity by offering to repurchase Shares pursuant to written tenders by Shareholders. Repurchase offers, if any, will be made to all holders of Shares.

The Adviser expects to recommend to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5% of the Fund’s net assets on a quarterly basis. In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business, and economic factors.

Subject to the considerations described above, the aggregate value of Shares to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Shares. Therefore, the Fund may determine not to conduct a repurchase offer at a time that the Fund normally conducts a repurchase offer. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law. The Fund may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund.

In certain circumstances the Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of less than 5% of the Fund’s net assets. In particular, during periods of financial market stress, the Board may determine that some or all of the Fund’s investments cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely.

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. The Fund currently intends, under normal market conditions, to provide payment with respect to at least 95% of the repurchase offer proceeds within 65 days of the Expiration Date (as defined below) of each repurchase offer, and may hold back up to 5% of repurchase offer proceeds until after the Fund’s year-end audit. Any such proceeds that are held back will be paid no later than two (2) business days after the filing of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase.

Repurchase of Shares Process

The following is a summary of the process expected to be employed by the Fund in connection with the repurchase of Shares. Additional information with respect to such process will be included in the materials provided by the Fund to Shareholders in connection with each repurchase offer. If the Board determines that the Fund will offer to repurchase Shares, written notice will be provided to Shareholders that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund, and contains other terms and information that Shareholders should consider in deciding whether and how to participate in such repurchase opportunity.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder’s Shares being repurchased, based on the Fund’s net asset value, as of the Valuation Date (as defined below), after reduction for all fees and expenses of the Fund for all periods through the Valuation Date (including, without limitation, the Advisory Fee, any Incentive Fee and any Early Repurchase Fee), any required U.S. federal tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased.

Each repurchase offer generally is expected to commence approximately 45 days prior to the last business day of each calendar quarter, or on such other day as determined by the Board, in its sole discretion (the last business day of each such calendar quarter or such other day being a “Valuation Date”). The expiration date of a repurchase offer (the “Expiration Date”) will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer, provided that such Expiration Date may be extended by the Board in its sole discretion. The Fund generally will not accept any repurchase request received by it or its designated agent after the Expiration Date. Fund Shares are expected to be repurchased within 45 days following the relevant Valuation Date (such date, the “Repurchase Date”), and will be effected as of such Valuation Date. As such, the Repurchase Date for each repurchase offer should occur within 65 calendar days after the Expiration Date of such offer.

The Fund generally expects to repurchase its Shares with cash, although it reserves the ability to issue payment for the repurchase of Shares through a distribution of portfolio securities. The Fund does not generally expect to distribute securities as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Shareholders, or if the Fund has received distributions and/or proceeds from its investments in the form of securities that are transferable to Shareholders. Securities which are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with the Fund’s valuation procedures and will be distributed to all tendering Shareholders on a proportional basis.

Each Shareholder whose Shares have been accepted for repurchase will continue to be a Shareholder of the Fund until the Repurchase Date (and thereafter if the Shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the Repurchase Date. Moreover, the account maintained in respect of a Shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Repurchase Date.

Payments in cash for repurchased Shares may require the Fund to liquidate certain Fund investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund also may need to maintain higher levels of cash or borrow money to pay repurchase requests in cash. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances. Shareholders have the right to withdraw their written tenders after the expiration of 40 business days from the commencement of the offer, if not yet accepted by the Fund for payment.

The Board has discretion to hold back a portion of the amount due to tendering Shareholders, which shall not exceed 5% of the total amount due to such Shareholders. The second and final payment for the balance due shall be paid no later than two (2) business days after the filing of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

A 2.00% Early Repurchase Fee may be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in—first out” basis.

Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interest of the Fund.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by Portfolio Funds or otherwise incurred in connection with the Fund’s investments, if the Adviser determines to liquidate such Shares as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.

In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.

ERISA CONSIDERATIONS

Employee benefit plans and other plans and entities that are subject to Title I of ERISA and/or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and “Keogh” plans (each, a “Benefit Plan”) may purchase Shares. ERISA and the Code impose certain general and specific responsibilities on persons who are fiduciaries with respect to a Benefit Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Benefit Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan that becomes a Shareholder, solely as a result of the Benefit Plan’s investment in the Fund.

The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through a Benefit Plan.

DISTRIBUTIONS

The Fund has elected to be treated, and intends to operate in a manner so as to continuously qualify in each taxable year, as a RIC under Subchapter M of the Code. To qualify and remain eligible for the preferential tax treatment afforded to RICs under the Code, the Fund is required and intends to distribute at least 90% of its “investment company taxable income” (as defined below in “Material U.S. Federal Income Tax Considerations—Election to be Taxed as a RIC”) to its Shareholders in each taxable year. For any distribution, the Fund will calculate each Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board.

The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or Co-Investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

Each year a statement on IRS Form 1099-DIV (or successor form), identifying the character (e.g., as ordinary dividend income, qualified dividend income or long-term capital gain) of the distributions, will be provided to Shareholders via their financial intermediaries. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal income tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Material U.S. Federal Income Tax Considerations” for more information. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

Shareholders will automatically have all distributions reinvested in Shares of the Fund issued by the Fund in accordance with the Fund’s dividend reinvestment plan unless an election is made to receive cash. See “Dividend Reinvestment Plan.”

DIVIDEND REINVESTMENT PLAN

The Fund operates under a DRIP administered by the Transfer Agent. Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

The Fund expects to coordinate distribution payment dates so that the same net asset value that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase net asset value for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to the Transfer Agent. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the Transfer Agent thirty (30) days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the Transfer Agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s net asset value per Share for the relevant class of Shares.

The Transfer Agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Transfer Agent will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, the Transfer Agent will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any U.S. federal, state, local, or non-U.S. income tax that may be payable (or required to be withheld) on such dividends. The Fund may elect to make non-cash distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the DRIP should be directed to JPMorgan Private Markets Fund c/o SS&C GIDS, Inc., P.O. Box 219125, Kansas City, MO 64121-9125. Certain transactions can be performed by calling the toll free number (877) 753-6353.

DESCRIPTION OF SHARES

The Fund is a Delaware statutory trust formed on July 15, 2022. The Fund currently offers four classes of Shares: Class A Shares, Class S Shares, Class D Shares and Class I Shares. The Fund has received an exemptive order from the SEC that permits the Fund to offer multiple classes of shares with different asset-based distribution and/or shareholder servicing fees and early withdrawal fees, as applicable. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts and ongoing fees and expenses for each Share class are expected to be different. The estimated fees and expenses for each class of Shares of the Fund are set forth in “Summary of Fees and Expenses.”

Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of Shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

Any additional offerings of classes of Shares will require approval by the Board. Any additional offering of classes of Shares will also be subject to the requirements of the 1940 Act, which provides that such Shares may not be issued at a price below the then-current net asset value, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s common shareholders.

JPM Initial Capitalization. Prior to the public offering of the Shares, the Adviser purchased Shares from the Fund (the “JPM Initial Capitalization”) in an amount that at least satisfied the net worth requirements of Section 14(a) of the 1940 Act, which requires the Fund to have a net worth of at least $100,000 prior to making a public offering of its Shares. Immediately following the JPM Initial Capitalization, the Adviser owned 100% of the outstanding Class I Shares. The Adviser may continue to own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares and if the Fund repurchases Shares in connection with periodic tender offers. The JPM Initial Capitalization is expected to remain invested in the Fund at least until the earlier of (i) the first date that the Fund’s net asset value reaches $1.0 billion and (ii) three years after the commencement of the Fund’s operations. The JPM Initial Capitalization will be subject to Volcker Rule seeding period requirements. See “Other Risks–The Fund is subject to limitations under the Volcker Rule.” Any withdrawal of the JPM Initial Capitalization would be effected through participation in periodic tender offers.

The following table shows the amounts of Shares that have been authorized and outstanding as of May 31, 2026:

Share Class	Amount Authorized	Amount Outstanding
Class A Shares	Unlimited	0
Class S Shares	Unlimited	63,779,496
Class D Shares	Unlimited	4,019,462
Class I Shares	Unlimited	50,188,123

There is currently no market for the Shares, and the Fund does not expect that a market for the Shares will develop in the foreseeable future.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST

An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Declaration of Trust. A prospective investor and his or her advisers should carefully review the Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Declaration of Trust that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust.

Shareholders; Additional Classes of Shares

Persons who purchase Shares will be Shareholders of the Fund. The Adviser may invest in the Fund as a Shareholder.

In addition, to the extent permitted by the 1940 Act and subject to the Fund’s exemptive relief from the SEC, the Fund reserves the right to issue additional classes of shares in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Shares offered in this Prospectus.

Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. All classes of Shares are equal as to distributions, assets and voting privileges and have no conversion, preemptive or other subscription rights.

Anti-Takeover and Other Provisions

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to change the composition of the Board or convert the Fund to open-end status. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) at any meeting of Shareholders by a vote of not less than two-thirds of the outstanding voting Shares or (ii) with or without cause at any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date when such removal shall become effective. The Trustees may also fill vacancies caused by enlargement of their number or by the death, resignation or removal of a Trustee. The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the By-Laws. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding Shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Fund and any national securities exchange.

Limitation of Liability; Indemnification

The Declaration of Trust provides that the Trustees and former Trustees of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and former Trustees of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. Persons extending credit to, contracting with or having any claim against the

Fund shall look only to the assets of the Fund for payment under such credit, contract or claim, and neither the Shareholders nor the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. The rights of indemnification and exculpation provided under the Declaration of Trust shall not be construed so as to limit liability or provide for indemnification of the Trustees and former Trustees of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Declaration of Trust to the fullest extent permitted by law.

Derivative Actions, Direct Actions and Exclusive Jurisdiction

The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act (the “DSTA”) who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Series or class to which such action relates, shall join in the request for the Trustees to commence such action; (iii) unless a demand is not otherwise required under (i) above, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim (the Trustees may retain counsel or other advisors in considering the merits of the request and Shareholders making such request must reimburse the Fund for the expense of any such advisor if the Trustees determine not to take action); (iv) the Board may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue; and (v) any decision by the Trustees to bring, maintain, or compromise (or not to bring, maintain, or compromise) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in good faith and shall be binding upon the Shareholders. A Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Fund or such series or class joins in the bringing of such court action, proceeding or claim. Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.

Further, to the fullest extent permitted by Delaware law, shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the DSTA, in which case a Shareholder bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the class to which the action relates) to join in the bringing of such direct action. Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.

Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit. Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law.

Amendment of the Declaration of Trust

The Declaration of Trust may generally be amended, in whole or in part, with the approval of a majority of the Board (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required under 1940 Act or such an amendment would limit Shareholder rights, as discussed in the Declaration of Trust.

Term, Dissolution, and Liquidation

Upon the dissolution and winding up of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the classes of Shares of the Fund in accordance with the respective rights of such classes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to the Fund, to its qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and to an investment in the Fund’s Shares, and to the acquisition, ownership, and disposition of the Fund’s Shares.

This discussion does not purport to be a complete description of the tax considerations applicable to the Fund or its Shareholders. In particular, this discussion does not address certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including without limitation, Shareholders subject to the alternative minimum tax, tax-exempt organizations, banks and other financial institutions, insurance companies, Shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts, financial institutions, persons that hold the Fund’s Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts (“REITs”), RICs, U.S. persons with a functional currency other than the U.S. dollar, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, controlled foreign corporations (“CFCs”), and passive foreign investment companies (“PFICs”). This discussion does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax nor does it discuss the special treatment under U.S. federal income tax laws that could result if the Fund invests in tax-exempt securities or certain other investment assets or realizes such income through investments in Portfolio Funds that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes. This discussion is limited to Shareholders that hold the Fund’s Shares as capital assets (within the meaning of the Code), and does not address owners of a Shareholder. This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder, published rulings and court decisions, each as of the date of this Prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought, and will not seek any ruling from the IRS regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS would not assert, and that a court would not sustain, a position contrary to any of the tax consequences discussed herein.

For purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of the Fund’s Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For the purposes of this discussion, a “Non-U.S. Shareholder” is a beneficial owner of Shares in the Fund that is not a U.S. Shareholder and not a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Fund’s Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective beneficial owners of the Fund’s Shares that are partnerships or partners in such partnerships should consult their own tax advisers with respect to the purchase, ownership and disposition of the Fund’s Shares.

Tax matters are complicated and the tax consequences to a Shareholder of an investment in the Fund’s Shares will depend on the facts of such Shareholder’s particular situation. Shareholders are strongly encouraged to consult their own tax adviser regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of the Fund’s Shares, as well as the effect of state, local and non-U.S. tax laws, and the effect of any possible changes in tax laws.

Election to be Taxed as a RIC

The Fund has elected to be treated, and intends to operate in a manner so as to continuously qualify in each taxable year, as a RIC under the Code. The Fund has made an election to be treated as an association taxable as a corporation for U.S. federal income tax purposes in order to make a valid RIC election. As a RIC, the Fund generally does not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes (or is deemed to timely distribute) to its Shareholders as dividends. Instead, dividends the Fund distributes (or is deemed to timely distribute) to Shareholders generally will be taxable to Shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to Shareholders. The Fund will be subject to corporate-level U.S. federal income tax on any undistributed income and gains. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, the Fund must distribute to its Shareholders, for each taxable year, at least 90% of its “investment company taxable income” (which generally is the Fund’s net ordinary taxable income and recognized net short-term capital gains in excess of recognized net long-term capital losses, determined without regard to the dividends paid deduction) (the “Annual Distribution Requirement”) for any taxable year. The following discussion assumes that the Fund qualifies as a RIC.

Qualification and Taxation as a RIC

If the Fund (1) qualifies as a RIC and (2) satisfies the Annual Distribution Requirement, then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (which generally is the Fund’s recognized net long-term capital gain in excess of recognized net short-term capital loss) that the Fund timely distributes (or is deemed to timely distribute) to Shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rate on any of its income or capital gains not distributed (or deemed distributed) to its Shareholders.

If the Fund fails to distribute in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its net capital gain income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding years (to the extent that U.S. federal income tax was not imposed on such amounts) less certain over-distributions in prior years (together, the “Excise Tax Distribution Requirements”), the Fund will be subject to a 4% nondeductible U.S. federal excise tax on the portion of the undistributed amounts of such income that are less than the amounts required to be distributed based on the Excise Tax Distribution Requirements. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate-level U.S. federal income tax for the taxable year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). In order to meet the Excise Tax Distribution Requirements for a particular year, the Fund will need to receive certain information from the Portfolio Funds, which it may not timely receive, in which case the Fund will need to estimate the amount of distributions it needs to make to meet the Excise Tax Distribution Requirements. If the Fund underestimates that amount, it will be subject to the excise tax. In addition, the Fund may choose to retain its net capital gains or any investment company taxable income, and pay the associated U.S. federal corporate income tax or U.S. federal excise tax, thereon. In either event described in the preceding two sentences, the Fund will owe the excise tax on the amount by which the Fund does not meet the Excise Tax Distribution Requirements. The Fund generally intends to avoid the imposition of the 4% excise tax, but no assurances can be given in this regard and the Fund reserves the right to pay an excise tax in certain circumstances.

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

•	Have in effect an election to be treated and qualify as a registered management company under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock, securities or currencies, or (b) net income derived from an interest in a qualified publicly traded partnership (“QPTP”) (collectively, the “90% Gross Income Test”); and

•	diversify its holdings so that at the end of each quarter of the taxable year:

o

at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of that issuer; and

o

no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) or of two or more issuers that are controlled, as determined under the Code, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

The Fund has an opt-out DRIP. The tax consequences to Shareholders of participating in the DRIP are discussed below – “Taxation of U.S. Shareholders.”

The Fund may have investments, either directly or indirectly, including through the Portfolio Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or the Portfolio Funds) actually receives a corresponding amount of cash in respect of such income. For example, if the Fund holds, directly or indirectly, including through the Portfolio Funds, corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the full amount of its applicable share of these deemed dividends. Additionally, if the Fund holds, directly or indirectly, including through the Portfolio Funds, debt obligations that are treated under applicable U.S. federal income tax rules as having original issue discount (“OID”) (such as debt instruments with “payment in kind” interest or, in certain cases, that have increasing interest rates or are issued with warrants), the Fund must include in its taxable income in each year a portion of the OID that accrues over the life of the obligation, regardless of whether the Fund receives cash representing such income in the same taxable year. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated by the Portfolio Funds, including as described below under the heading “Non-U.S. Investments, Including PFICs and CFCs” and in certain situations where the Fund owns, directly or indirectly, an interest in a partnership that does not have a Section 754 election in effect. See “The Fund’s Investments” below for more detail.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given year exceed its investment company taxable income, the Fund will have a net operating loss for that year. A RIC is not able to offset its investment company taxable income with net operating losses on either a carryforward or carryback basis, and net operating losses generally will not pass through to Shareholders. In addition, expenses may be used only to offset investment company taxable income, and may not be used to offset net capital gain. A RIC may not use any net long-term capital losses (i.e., recognized net long-term capital losses in excess of recognized net short-term capital gains) to offset its investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, a RIC’s deduction of net business interest expense is limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to the Fund or the Shareholders. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to Shareholders even if this income is greater than the aggregate net income the Fund actually earned during those years.

In the event that the circumstances described in the preceding two paragraphs apply, in order to enable the Fund to make distributions to Shareholders that will be sufficient to enable the Fund to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirements in the event that the circumstances described, the Fund may need to liquidate or sell some of its assets at times or at prices that the Fund would not consider advantageous, the Fund may need to raise additional equity or debt capital, the Fund may need to take out loans, or the Fund may need to forego new investment opportunities or otherwise take actions that are disadvantageous to the Fund’s business (or be unable to take actions that are advantageous to its business). Even if the Fund is authorized to borrow and to sell assets in order to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements, under the 1940 Act, the Fund generally is not permitted to make distributions to Shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met.

If the Fund is unable to obtain cash from other sources to enable the Fund to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for the U.S. federal income tax benefits afforded to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes) on all of its net income.

An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. For the purpose of determining whether the Fund satisfies the 90% Gross Income Test and the Diversification Tests, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), such as the Portfolio Funds, or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes, generally will be determined as if the Fund realized these tax items directly. In order to meet the 90% Gross Income Test, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a subsidiary U.S. or non-U.S. corporation (or other entity treated as such for U.S. tax purposes). In such a case, any income from such investments should not adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income may be subject to U.S. or non-U.S. tax depending on the circumstances, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

Further, for purposes of calculating the value of the Fund’s investment in the securities of an issuer for purposes of determining the 25% requirement of the Diversification Tests, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of the Fund’s “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with the Fund if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) the Fund directly owns at least 20% or more of the combined voting stock of at least one of the other corporations.

If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of , dividends on common shares in certain circumstances. Limits on the Fund’s payments of dividends on common shares may prevent the Fund from meeting the Annual Distribution Requirement or the Excise Tax Distribution Requirements, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.

Failure to Qualify as a RIC

If the Fund, otherwise qualifying as a RIC, fails to satisfy the 90% Gross Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, the Fund may continue to be taxed as a RIC for the relevant taxable year if certain relief provisions of the Code apply (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund fails to qualify as a RIC for more than two consecutive taxable years and then seeks to re-qualify as a RIC, the Fund would generally be required to pay corporate-level U.S. federal income tax on any unrealized gain in its assets, as of the first day of its first taxable year year requalifying as a RIC, that the Fund recognizes in the subsequent five taxable years unless the Fund elects to recognize gain to the extent of any such unrealized gain in a deemed sale upon requalification as a RIC.

If the Fund fails to qualify for treatment as a RIC in any taxable year and is not eligible for relief provisions, the Fund would be subject to U.S. federal income tax on all of its taxable income at the regular corporate U.S. federal income tax rate and would be subject to any applicable state and local taxes, regardless of whether the Fund makes any distributions to Shareholders. Additionally, the Fund would not be able to deduct distributions to its Shareholders, nor would distributions to Shareholders be required to be made for U.S. federal income tax purposes. Any distributions the Fund makes, to the extent paid from the Fund’s current or accumulated earnings and profits, would be treated as dividends and, subject to certain limitations under the Code, would generally be subject to U.S. federal income tax at the preferential rates applicable to the qualified dividend income of individuals and other non-corporate U.S. Shareholders. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends received deduction with respect to such dividends paid by the Fund. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Shareholder’s adjusted tax basis in its Shares, and any remaining distributions would be treated as capital gain.

The remainder of this discussion assumes that the Fund will continuously qualify as a RIC in each taxable year.

The Fund’s Investments

General

Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is subject to additional limitations), (5) cause the Fund to recognize income or gain without receipt of a corresponding cash payment, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the tax characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Gross Income Test. These rules could therefore affect the amount, timing and character of the distributions to Shareholders. The Fund intends to monitor its transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that the Fund will be eligible for any such tax elections or that any elections it makes will fully mitigate the effects of these provisions.

Investments in Pass-Through Entities

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain and loss, include the activities, income, gain and loss of the Fund, as well as those indirectly attributable to the Fund as a result of the Fund’s investment in any entity (including any Portfolio Fund or Co-Investment) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not as an association or publicly traded partnership taxable as a corporation).

An entity treated as a partnership for U.S. federal income tax purposes in which the Fund invests may face financial difficulties that could require the Fund to work out, modify or otherwise restructure its investment in such entity. Any such transaction could, depending upon the specific terms of the transaction, cause the Fund to recognize taxable income without a corresponding receipt of cash, which could affect its ability to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements or result in unusable capital losses and future non-cash income. Any such transaction could also result in the Fund receiving assets that give rise to non-qualifying income for purposes of the 90% Gross Income Test.

Securities and Other Financial Assets

Gain or loss recognized by the Fund from securities and other financial assets acquired by it, as well as any loss attributable to the lapse of options, warrants, or other financial assets taxed as options generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long the Fund held a particular security or other financial asset.

Non-U.S. Investments, Including PFICs and CFCs

The Fund’s investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. Shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by the Fund.

If the Fund purchases shares in a PFIC, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if the Fund distributes such income as a taxable dividend to Shareholders. Additional charges in the nature of interest generally will be imposed on the Fund in respect of deferred taxes arising from any such excess distribution or gain. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Fund will be required to include in gross income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Any inclusions in the Fund’s gross income resulting from the QEF election will be considered qualifying income for the purposes of the 90% Gross Income Test. Alternatively, the Fund may elect to mark-to-market at the end of each taxable year its shares in such PFIC, in which case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in its income. Under either election, the Fund may be required to recognize in any year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether the Fund satisfies the Excise Tax Distribution Requirements. See “—Qualification and Taxation as a RIC” above. The Fund’s ability to make either election may be subject to restrictions that limit the availability of the benefit of these elections.

If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to “qualified dividend income”) each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation’s income for the taxable year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. shareholder of a CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A “U.S. shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirements. Income inclusions from a foreign corporation that is a CFC are “good income” for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.

Non-U.S. Currency

The Fund’s functional currency for U.S. federal income tax purposes is the U.S. dollar. Under Section 988 of the Code, the Fund may be required to treat gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a currency other than the U.S. dollar and the time it actually collects such income or pays such expenses or liabilities as ordinary income or loss. Similarly, gains or losses on certain foreign currency forward contracts, the disposition of debt instruments denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.

Taxation of U.S. Shareholders

The following discussion generally describes certain material U.S. federal income tax consequences of an investment in the Fund’s Shares for beneficial owners that are U.S. Shareholders (as defined above). If you are not a U.S. Shareholder this section does not apply to you. Whether an investment in the Fund is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the Fund by a U.S. Shareholder may have adverse tax consequences. U.S. Shareholders should consult their own tax advisers about the U.S. tax consequences of investing in the Fund.

The Fund ordinarily declares and pays dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of 1940 Act.

Distributions on, and Sale or Other Disposition of, the Fund’s Shares

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s investment company taxable income, determined without regard to the deduction for dividends paid, will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions the Fund pays to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally are taxable to U.S. Shareholders at the preferential rates applicable to long-term capital gains. Distributions of the Fund’s net capital gains (which generally are the Fund’s recognized net long-term capital gains in excess of recognized net short-term capital losses) that are properly reported by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at reduced rates in the case of non-corporate taxpayers, regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

The Fund generally expects to make distributions in cash but retains the discretionary ability to make distributions of securities in kind. Shareholders should consult their own tax advisers as to the possibility of the Fund distributing securities in kind, as well as the specific tax consequences of owning and disposing any securities actually distributed in kind by the Fund.

The Fund may retain some or all of its recognized net long-term capital gains in excess of recognized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit may exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. Shareholder’s liability for U.S. federal income tax. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.”

A portion of the Fund’s ordinary income dividends paid to corporate U.S. Shareholders may, if the distributions consist of qualifying distributions received by the Fund and certain other conditions are met, qualify for the 50% dividends received deduction to the extent that the Fund has received dividends from certain corporations during the taxable year, but only to the extent these ordinary income dividends are treated as paid out of earnings and profits of the Fund. The Fund expects only a small portion of the Fund’s dividends to qualify for this deduction. A corporate U.S. Shareholder may be required to reduce its basis in its Shares with respect to certain “extraordinary dividends,” as defined in Section 1059 of the Code. Corporate U.S. Shareholders should consult their own tax advisers in determining the application of these rules in their particular circumstances.

U.S. Shareholders who have not “opted-out” of the Fund’s DRIP will have their cash dividends and distributions net of any applicable U.S. federal backup withholding tax (including any amounts withheld for which a refund is available by filing a U.S. federal income tax return) automatically reinvested in additional Shares, rather than receiving cash dividends and distributions. Any dividends or distributions reinvested under the plan will nevertheless remain taxable to U.S. Shareholders. A U.S. Shareholder will have an initial cost basis in the additional Shares purchased through the DRIP equal to the dollar amount that would have been received if the U.S. Shareholder had received the dividend or distribution in cash, unless the Fund were to issue new Shares that are trading at or above net asset value, in which case, the U.S. Shareholder’s basis in the new Shares would generally be equal to their fair market value. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the U.S. Shareholder’s account.

The Fund is, and expects it will continue to be, treated as a “publicly offered regulated investment company.” As a “publicly offered regulated investment company,” in addition to the Fund’s DRIP, the Fund may choose to pay a portion of a required dividend in Shares rather than cash. In order for the distribution to qualify for the Annual Distribution Requirement, the dividend must be payable at the election of each Shareholder in cash or Shares (or a combination of the two), but may have a “cash cap” that limits the total amount of cash paid to not less than

20% of the entire distribution. If Shareholders in the aggregate elect to receive an amount of cash greater than the Fund’s cash cap, then each Shareholder who elected to receive cash will receive a pro rata share of the cash and the rest of their distribution in Shares of the Fund. The value of the portion of the distribution made in Shares will be equal to the amount of cash for which the Shares are substituted, and the Fund’s U.S. Shareholders will be subject to tax on such amount as though they had received cash.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gains dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, a U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s Shareholders on December 31 of the year in which the dividend was declared.

If a U.S. Shareholder receives Shares in the Fund shortly before the record date of a distribution, the value of the Shares will include the value of the distribution and such U.S. Shareholder will be subject to tax on the distribution even though it economically represents a return of its investment.

As soon as practicable after the end of each calendar year, the Fund will provide a statement on IRS Form 1099-DIV (or successor form), identifying the amount and character (e.g., as ordinary dividend income, qualified dividend income or long-term capital gain) of the distributions includable in U.S. Shareholders’ taxable income for such year. Distributions may also be subject to additional state, local and non-U.S. taxes depending on a U.S. Shareholder’s particular situation.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares in the Fund. The amount of gain or loss will be measured by the difference between a U.S. Shareholder’s adjusted tax basis in the Shares sold, redeemed or otherwise disposed of and the amount realized. Any gain or loss arising from such sale or other disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder held the Shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale, redemption or other disposition of the Fund’s Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares.

In general, U.S. Shareholders that are individuals, trusts or estates are taxed at preferential rates on their net capital gain (which generally is recognized net long-term capital gain in excess of recognized net short-term capital loss). Such rates are lower than the maximum rate on ordinary income currently payable by individuals and other non-corporate taxpayers. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain and ordinary income at the same rate. An individual or other non-corporate U.S. Shareholders with a net capital loss for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against its ordinary income each year and any net capital loss of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any amount of net capital loss against ordinary income, but may carry back such losses for three years or carry forward such losses for five years.

Income from Repurchases of Shares

In General. A U.S. Shareholder that participates in a repurchase of Shares will, depending on such U.S. Shareholder’s particular circumstances, and as set forth further under “—Sale or Exchange Treatment” and “—Distribution Treatment” below, be treated either as recognizing gain or loss from the disposition of its Shares or as receiving a distribution from the Fund with respect to its Shares. Depending on which of these two treatments applies, a U.S. Shareholder’s realized gain or income (if any) is calculated differently. Under the “sale or exchange” approach, a U.S. Shareholder generally is allowed to recognize a taxable loss to the extent that the repurchase proceeds are less than the U.S. Shareholder’s adjusted tax basis in the Shares tendered and repurchased.

Sale or Exchange Treatment. In general, the tender and repurchase of Shares in the fund should be treated as a sale or exchange of the Shares by a U.S. Shareholder if the receipt of cash:

•	results in a “complete termination” of such U.S. Shareholder’s ownership of Shares in the Fund;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Shareholder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Shareholder.

In applying each of the tests described above, a U.S. Shareholder must take account of Shares that such U.S. Shareholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Shareholder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Shareholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Shareholders should consult their tax advisers regarding the application of the constructive ownership rules to their particular circumstances.

A sale of Shares pursuant to a repurchase of Shares by the Fund generally will result in a “complete termination” if either (i) the U.S. Shareholder owns no Shares in the Fund, either actually or constructively, after the Shares are sold pursuant to a repurchase, or (ii) the U.S. Shareholder does not actually own any Shares in the Fund immediately after the sale of Shares pursuant to a repurchase and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Shareholders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisers.

A sale of Shares pursuant to a repurchase of Shares by the Fund will result in a “substantially disproportionate” redemption with respect to a U.S. Shareholder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Shareholder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Shareholder immediately before the sale. If a sale of Shares pursuant to a repurchase fails to satisfy the “substantially disproportionate” test, the U.S. Shareholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of Shares pursuant to a repurchase of Shares by the Fund will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Shareholder’s proportionate interest in the Fund. A sale of Shares that actually reduces the percentage of the Fund’s outstanding Shares owned, including constructively, by such Shareholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. Shareholder’s relative interest in Shares of the Fund is minimal (e.g., less than 1%) and the U.S. Shareholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.

Substantially contemporaneous dispositions or acquisitions of Shares by a U.S. Shareholder or a related person that are part of a plan viewed as an integrated transaction with a repurchase of Shares may be taken into account in determining whether any of the tests described above are satisfied.

If a U.S. Shareholder satisfies any of the tests described above, the U.S. Shareholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s tax basis in the repurchased Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the repurchase. Specified limitations apply to the deductibility of capital losses by U.S. Shareholders. However, if a U.S. Shareholder’s tendered and repurchased Shares have previously paid a long-term capital gain distribution (including, for this purpose, amounts credited as an undistributed capital gain) and such Shares were held for six months or less, any loss recognized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.

Distribution Treatment. If a U.S. Shareholder does not satisfy any of the tests described above, and therefore does not qualify for sale or exchange treatment, the U.S. Shareholder will be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the U.S. Shareholder’s tax basis in the relevant Shares. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits would be treated as a non-taxable return of investment to the extent, generally, of the U.S. Shareholder’s basis in the Shares remaining. If the portion not treated as a dividend exceeds the U.S. Shareholder’s basis in the Shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange. If the tendering U.S. Shareholder’s tax basis in the Shares tendered and repurchased exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered and repurchased Shares will be reallocated pro rata among the bases of such U.S. Shareholder’s remaining Shares.

Provided certain holding period and other requirements are satisfied, certain non-corporate U.S. Shareholders generally will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as a dividend. This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. Shareholder’s tax basis of the repurchased Shares. To the extent that a tender and repurchase of a U.S. Shareholder’s Shares is treated as the receipt by the U.S. Shareholder of a dividend, the U.S. Shareholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the tendered and repurchased Shares will be added to any Shares retained by the U.S. Shareholder.

To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Shareholder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Shareholders should consult their tax advisers concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

If the sale of Shares pursuant to a repurchase of Shares by the Fund is treated as a dividend to a U.S. Shareholder rather than as an exchange, the other Shareholders, including any non-tendering Shareholders, could be deemed to have received a taxable stock distribution if such Shareholder’s interest in the Fund increases as a result of the repurchase. This deemed distribution would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a U.S. Shareholder’s interest in the Fund will not be treated as a taxable distribution of Shares if the distribution qualifies as an isolated redemption of Shares as described in Treasury regulations. All Shareholders are urged to consult their tax advisers about the possibility of deemed distributions resulting from a repurchase of Shares by the Fund.

Net Investment Income Tax

Individual and other non-corporate U.S. Shareholders (other than certain trusts) are subject to an additional 3.8% surtax on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for the taxable year over an applicable dollar threshold. In the case of an individual, this threshold is $200,000 (or $250,000 in the case of married individuals filing a joint U.S. federal income tax return). In the case of a trust or estate, this threshold is the dollar amount at which the highest U.S. federal income tax bracket applicable to trusts and estates begins for such taxable year. For these purposes, “net investment income” generally includes taxable distributions and deemed distributions paid with respect to Shares, and net gain attributable to the disposition of Shares (in each case, unless the Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to these distributions or this net gain.

Backup Withholding

The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. Shareholders (a) who fail to provide the Fund with their correct taxpayer identification number or who otherwise fail to make required certifications or (b) with respect to whom the IRS notifies the Fund that this U.S. Shareholder is subject to backup withholding. Certain U.S. Shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the U.S. Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares in the Fund in excess of $2 million or more (in the case of an individual or other non-corporate U.S. Shareholder) or $10 million or more (in the case of a corporate U.S. Shareholder) in any single taxable year, such U.S. Shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of “portfolio securities” in many cases are excepted from this reporting requirement, but, under current guidance, equity owners of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Tax-Exempt Investors

As a RIC, the Fund is classified as a corporation for U.S. federal income tax purposes. Under current law, amounts of income realized by the Fund that would be treated as unrelated business taxable income (“UBTI”) if realized by a tax-exempt Shareholder directly generally will not be attributed to the Fund’s tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares.

Taxation of Non-U.S. Shareholders

The following discussion generally describes certain material U.S. federal income tax consequences of an investment in the Fund’s Shares for beneficial owners that are Non-U.S. Shareholders (as defined above). Whether an investment in the Fund is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances and an investment in the Fund may have adverse tax consequences for a Non-U.S. Shareholder as compared to a direct investment in the assets in which the Fund will invest. Additionally, the tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable income tax treaty may differ from those described herein. Non-U.S. Shareholders should consult their own tax advisers about the U.S. federal income and withholding tax, and state, local and non-U.S. tax consequences of an investment in the Fund, including applicable tax reporting requirements.

Distributions of “investment company taxable income” paid to Non-U.S. Shareholders (other than U.S.-source interest income and recognized net short-term capital gains in excess of recognized long-term capital losses, which generally will be free of withholding as discussed in the following paragraph) generally will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder. If the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements.

Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they are attributable to (i) the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its net long-term capital loss for such taxable year). In order to qualify for these exemptions from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an applicable IRS Form W-8 or an acceptable substitute or successor form). In certain circumstances, it may not be possible to determine whether withholding is required on a particular distribution at the time the distribution is made, in which case the Fund may withhold from the distribution, and the Non-U.S. Shareholder may be required to file a U.S. federal income tax return in order to obtain a refund of any excess withholding (and the amount of any withholding would not be treated as reinvested pursuant to the DRIP). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their tax advisers and intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains recognized by a Non-U.S. Shareholder upon the sale or other disposition of Shares, generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States) or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met. In the case of a redemption of Shares by the Fund, a Non-U.S. Shareholder generally will not be subject to U.S. federal income tax on the proceeds if such redemption qualifies for sale or exchange treatment as discussed above under “—Taxation of U.S. Shareholders—Income from Repurchases of Shares—Sale or Exchange Treatment,” or if such redemption is treated as a distribution in excess of current and accumulated earnings and profits. If such redemption does not qualify for sale or exchange treatment and is treated as a dividend paid from the Fund’s current or accumulated earnings and profits, then the Fund will be required to withhold from the proceeds of such redemption in accordance with the rules applicable to withholding from dividends discussed above.

If the Fund distributes its net capital gain in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Non-U.S. Shareholder’s allocable share of the corporate-level tax the Fund pays on amount of net capital the capital gain deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For corporate Non-U.S. Shareholders, distributions (both cash and in Shares), and gains recognized upon the sale or other disposition of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. Shareholder may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund (or its administrative agent) with an applicable IRS Form W-8 (or an acceptable substitute or successor form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds, and other non-U.S. persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any Non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each Non-U.S. Shareholder should consult its tax adviser regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such Non-U.S. Shareholder, which may include providing certain information in respect of such Non-U.S. Shareholder’s beneficial owners).

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors should consult their own tax advisers regarding FATCA and whether it may be relevant to their ownership and disposition of Shares.

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES, AND STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, OF AN INVESTMENT IN THE FUND’S SHARES.

CUSTODIAN

State Street Bank and Trust Company serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1 Congress Street, Suite 1, Boston, MA 02114-2016.

ADMINISTRATION AND ACCOUNTING SERVICES

The Fund has entered into an Administration and Fund Accounting Agreement with State Street Bank and Trust Company under which the Administrator performs certain administration and accounting services for the Fund, including, among other things: customary fund accounting services, including computing the Fund’s net asset values and maintaining books, records and other documents relating to the Fund’s financial and portfolio transactions, and customary fund administration services, including assisting the Fund with regulatory filings, tax compliance and other oversight activities. In consideration for these services, the Fund pays the Administrator tiered fees based on the average monthly net asset value of the Fund, subject to a minimum annual fee, as well as certain other fixed, per-account or transactional fees. The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund.

The table below sets forth information about the amounts paid by the Fund to the Administrator (which include amounts paid by the Administrator to the Sub-Administrator) for the periods indicated:

Paid to the Administrator
Fiscal Year Ended March 31, 2026	$866,833
Fiscal Year Ended March 31, 2025	$471,524
Fiscal Period Ended March 31, 2024*	$187,500

*	Fiscal period from July 12, 2023 (commencement of operations) through March 31, 2024.

The Administrator’s principal business address is One Lincoln Street, Boston, MA 02111-2900.

TRANSFER AGENT AND DIVIDEND PAYING AGENT

SS&C GIDS, Inc., whose principal business address is 1055 Broadway, Kansas City, MO 64105, serves as the Fund’s transfer agent and dividend paying agent with respect to the Shares.

FISCAL YEAR; REPORTS TO SHAREHOLDERS

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within 60 days after the close of the reporting period for which the report is being made, or as otherwise required by 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments.

The Fund will furnish to Shareholders as soon as practicable after the end of each calendar year information on Form 1099-DIV to assist Shareholders in preparing their tax returns.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[ ] serves as the independent registered public accounting firm of the Fund. Its principal business address is [ ].

LEGAL COUNSEL

Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, DC 20001, serves as legal counsel to the Fund. Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, DE 19801, serves as special Delaware counsel to the Fund. No attorney-client relationship exists, however, between Simpson Thacher & Bartlett LLP, or Richards, Layton & Finger, P.A., and any other person solely by reason of such other person investing in the Fund.

JPMORGAN PRIVATE MARKETS FUND

Class S Shares

Class D Shares

Class I Shares

Class A Shares

PROSPECTUS

[    ], 2026

All dealers that effect transactions in these Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

The information in this preliminary statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2026

JPMORGAN PRIVATE MARKETS FUND

Class S Shares

Class D Shares

Class I Shares

Class A Shares

[    ], 2026

JPMorgan Private Markets Fund (the “Fund”) is a diversified, closed-end management investment company with limited operating history. This Statement of Additional Information (“SAI”) relating to the Shares does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto dated [    ], 2026. Additionally, this SAI incorporates by reference the audited financial statements included in the Annual Report to the Fund’s shareholders for the fiscal year ended March 31, 2026 (the “Annual Financial Statements”) and the unaudited financial statements included in the Semi-Annual Report to the Fund’s shareholders for the fiscal period ended September 30, 2026 (together, the “Semi-Annual Financial Statements”). This SAI, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus and the Financial Statements, including the Independent Registered Public Accounting Firm’s Report, may be obtained without charge by calling 800-480-4111, by writing to the Fund at 390 Madison Avenue, New York, New York 10017 or by visiting www.jpmorganfunds.com. You may also obtain a copy of the Prospectus on the SEC’s website at http://www.sec.gov. Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

References to the Investment Company Act of 1940, as amended (the “1940 Act”), or other applicable law, will include any rules promulgated thereunder and any guidance, interpretations or modifications by the U.S. Securities and Exchange Commission (the “SEC”), SEC staff or other authority with appropriate jurisdiction, including court interpretations, and exemptive, no-action or other relief or permission from the SEC, SEC staff or other authority.

i

ADDITIONAL INVESTMENT POLICIES

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. The following disclosure supplements the disclosure set forth under the captions “Investment Objective and Strategy” and “Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters discussed. Prospective investors also should refer to “Investment Objective and Strategy” and “Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Fundamental Policies

The following restrictions are the Fund’s only fundamental policies—that is, policies that cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (a “1940 Act Vote”). For the purposes of the foregoing, a “majority of the Fund’s outstanding voting securities” means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions are not fundamental polices of the Fund and may be changed by the Fund’s Board without shareholder approval and on prior notice to Shareholders. If a percentage restriction set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation. Under its fundamental restrictions:

1.

Underwriting: The Fund may not engage in the business of underwriting the securities of other issuers except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

2.

Lending: The Fund may lend money or other assets to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

3.

Senior Securities: The Fund may not issue senior securities or borrow money except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

4.

Real Estate: The Fund may not purchase or sell real estate except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

5.

Commodities: The Fund may purchase or sell commodities or contracts related to commodities to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

6.

Concentration: Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.

7.	Diversification: The Fund is currently classified as a diversified fund under the 1940 Act.

The following notations are not considered to be part of the Fund’s fundamental restrictions and are subject to change without shareholder approval.

1

With respect to the fundamental policy relating to underwriting set forth above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the Securities Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the Securities Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a fund investing in restricted securities. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act.

With respect to the fundamental policy relating to lending set forth above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.) The Fund also will be permitted by this policy to make loans of money, including to other funds. The policy above will be interpreted not to prevent the Fund from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to issuing senior securities set forth above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

With respect to the fundamental policy relating to borrowing money set forth above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering into reverse repurchase agreements, credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund complies with an applicable exemption in Rule 18f-4. Borrowing money to increase portfolio holdings is known as “leveraging.” Borrowing, especially when used for leverage, may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the Fund may have to sell securities at a time and at a price that is unfavorable to the Fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate the Fund’s net investment income in any given period. The policy above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

2

With respect to the fundamental policy relating to real estate set forth above, the 1940 Act does not prohibit a fund from owning real estate. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy above will be interpreted not to prevent the Fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.

With respect to the fundamental policy relating to commodities set forth above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). If the Fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy above will be interpreted to permit investments in exchange traded funds that invest in physical and/or financial commodities.

With respect to the fundamental policy relating to concentration set forth above, the 1940 Act does not define what constitutes “concentration” in an industry or groups of industries. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy above will be interpreted to refer to concentration as that term may be interpreted from time to time. In addition, the term industry will be interpreted to include a related group of industries. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities (including, for the avoidance of doubt, U.S. agency mortgage-backed securities); securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Adviser. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly. Accordingly, the composition of an industry or group of industries may change from time to time. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries. The investment restrictions and other policies described herein do not apply to Portfolio Funds. The Fund will, however, consider the investments held by Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.

With respect to the Fund’s diversification policy set forth above, this means that the Fund may not with respect to 75% of the Fund’s total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities, or securities of other investment companies) if, as a result, (a) more than 5% of the Fund’s total assets would be invested in the securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

The Fund’s fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC and others as they are given from

3

time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

Non-Fundamental Policies

The Fund’s investment objective is non-fundamental and may be changed with the approval of the Fund’s Board upon 60 days’ prior notice to Shareholders.

The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private market investments (as defined in the Prospectus) is non-fundamental and may be changed by the Fund’s Board, upon 60 days’ prior written notice to Shareholders, provided that the Fund provides such notice in advance of a tender offer and such tender offer is not oversubscribed.

4

INVESTMENT PRACTICES, TECHNIQUES AND RISKS

The following information supplements the discussion of the Fund’s investment objective, policies, techniques and risks that are described in the Prospectus. The Fund may invest in the following instruments and use the following investment techniques, subject to any limitations set forth in the Prospectus. There is no guarantee the Fund will buy all of the types of securities or use any or all of the investment techniques described herein.

Cash Equivalents and Short-Term Debt Securities. For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

•

U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

•

Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

•	Repurchase agreements, which involve purchases of debt securities.

•

Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Liquid Assets. To manage the liquidity of its investment portfolio, the Fund also invests a portion of its assets in a portfolio of short-term debt securities, unaffiliated money market securities, one or more money market funds advised by the Adviser or its affiliates (“affiliated money market funds”), cash and/or cash equivalents (“Liquid Assets”). The Fund may invest in other liquid fixed income securities and other credit instruments from time to time.

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Yield and Ratings Risk. The yields on debt obligations are dependent on a variety of factors, including general market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Moody’s, S&P and Fitch represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. Subsequent to its purchase by the Fund, a rated security may cease to be rated. The Adviser will consider such an event in determining whether the Fund should continue to hold the security.

U.S. Debt Securities Risk. The Fund may have exposure to debt securities indirectly through investment vehicles. U.S. debt securities generally involve lower levels of credit risk than other types of fixed income securities of similar maturities, although, as a result, the yields available from U.S. debt securities are generally lower than the yields available from such other securities. Like other fixed income securities, the values of U.S. debt securities change as interest rates fluctuate. Any downgrades by rating agencies could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase borrowing costs generally. These events could have significant adverse effects on the economy generally and could result in significant adverse impacts on securities issuers and the Fund. The Adviser cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on the Fund’s portfolio.

Corporate Bonds Risk. The Fund may have exposure to corporate bonds indirectly through investment vehicles. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate and longer term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate bonds are described elsewhere in the Prospectus in further detail, including under “—Fixed-Income Securities Risks—Credit Risk,” “—Fixed-Income Securities Risks—Interest Rate Risk,” and “—Fixed-Income Securities Risks—Prepayment Risk.” There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate bonds of below investment grade quality are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments. Corporate bonds of below investment grade quality are subject to the risks described herein under “—Below Investment Grade Securities Risk.”

Below Investment Grade Securities Risk. The Fund may have exposure to below investment grade securities indirectly through investment vehicles. The Fund may invest in securities that are rated, at the time of investment, below investment grade quality (rated Ba/BB or below, or judged to be of comparable quality by the Adviser), which are commonly referred to as “high yield” or “junk” bonds and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due. The value of high yield, lower quality bonds is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high yield bonds are not perceived to be as strong financially as those with higher credit ratings. These issuers are more vulnerable to financial setbacks and recession than more creditworthy issuers, which may impair their ability to make interest and principal payments. Lower grade securities may be particularly susceptible to economic downturns. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

Lower grade securities, though often high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated

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securities. The secondary market for lower grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund’s net asset value. Because of the substantial risks associated with investments in lower grade securities, an investor could lose money on its investment in the Fund, both in the short-term and the long-term.

The prices of fixed-income securities generally are inversely related to interest rate changes; however, below investment grade securities historically have been somewhat less sensitive to interest rate changes than higher quality securities of comparable maturity because credit quality is also a significant factor in the valuation of lower grade securities. On the other hand, an increased rate environment results in increased borrowing costs generally, which may impair the credit quality of low-grade issuers and thus have a more significant effect on the value of some lower grade securities. In addition, the current low rate environment has expanded the historic universe of buyers of lower grade securities as traditional investment grade oriented investors have been forced to accept more risk in order to maintain income. As rates rise, these recent entrants to the low-grade securities market may exit the market and reduce demand for lower grade securities, potentially resulting in greater price volatility.

The ratings of Moody’s, S&P, Fitch and other rating agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, the Adviser also will independently evaluate these securities and the ability of the issuers of such securities to pay interest and principal. To the extent that the Fund invests in lower grade securities that have not been rated by a rating agency, the Fund’s ability to achieve its investment objective will be more dependent on the Adviser’s credit analysis than would be the case when the Fund invests in rated securities.

The Fund may invest in securities rated in the lower rating categories (rated as low as D, or unrated but judged to be of comparable quality by the Adviser). For these securities, the risks associated with below investment grade instruments are more pronounced.

Bank Loans Risk. The Fund may have exposure to bank loans indirectly through investment vehicles. The market for bank loans may not be highly liquid and the Fund may have difficulty selling them. These investments are subject to both interest rate risk and credit risk, and the risk of non-payment of scheduled interest or principal. These investments expose the Fund to the credit risk of both the financial institution and the underlying borrower.

Derivatives. A derivative is generally a financial contract the value of which depends on, or is derived from, changes in the value of one or more “reference instruments,” such as underlying assets (including securities), reference rates, indices or events. Derivatives may relate to stocks, bonds, credit, interest rates, commodities, currencies or currency exchange rates, or related indices. A derivative may also contain leverage to magnify the exposure to the reference instrument. Derivatives may be traded on organized exchanges and/or through clearing organizations, or in private transactions with other parties in the over-the-counter (“OTC”) market with a single dealer or a prime broker acting as an intermediary with respect to an executing dealer. Derivatives may be used for hedging purposes and non-hedging (or speculative) purposes. Some derivatives require one or more parties to post “margin,” which means that a party must deposit assets with, or for the benefit of, a third party, such as a futures commission merchant, in order to initiate and maintain the derivatives position.

Use of derivatives is a highly specialized activity that can involve investment techniques and risks different from, and in some respects greater than, those associated with investing in more traditional investments, such as stocks and bonds. Derivatives can be highly complex and highly volatile and may perform in unanticipated ways. Derivatives can create leverage, which can magnify the impact of a decline in the value of the reference instrument underlying the derivative, and the Fund could lose more than the amount it invests. Derivatives can

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have the potential for unlimited losses, for example, where the Fund may be called upon to deliver a security it does not own. Derivatives may at times be highly illiquid, and the Fund may not be able to close out or sell a derivative at a particular time or at an anticipated price. Derivatives can be difficult to value and valuation may be more difficult in times of market turmoil. Derivatives may involve risks different from, and possibly greater than, the risks associated with investing directly in the reference instrument. Suitable derivatives may not be available in all circumstances, and there can be no assurance that the Fund will use derivatives to reduce exposure to other risks when that might have been beneficial. Derivatives may involve fees, commissions, or other costs that may reduce the Fund’s gains or exacerbate losses from the derivatives. Certain aspects of the regulatory treatment of derivative instruments, including federal income tax, are currently unclear and may be affected by changes in legislation, regulations, or other legally binding authority.

Derivatives involve risks different from the risks associated with investing directly in securities and other traditional investments. There are risks that apply generally to derivatives transactions, including:

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Correlation risk, which is the risk that changes in the value of a derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market or security to which the Fund seeks exposure. There are a number of factors which may prevent a derivative instrument from achieving the desired correlation (or inverse correlation) with an underlying asset, rate or index, such as the impact of fees, expenses and transaction costs, the timing of pricing, and disruptions or illiquidity in the markets for such derivative instrument.

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Counterparty risk, which is the risk that the other party to the derivative will fail to make required payments or otherwise comply with the terms of the derivative. Counterparty risk may arise because of market activities and developments, the counterparty’s financial condition (including financial difficulties, bankruptcy, or insolvency), or other reasons. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. Counterparty risk is generally thought to be greater with OTC derivatives than with derivatives that are exchange traded or centrally cleared. However, derivatives that are traded on organized exchanges and/or through clearing organizations involve the possibility that the futures commission merchant or clearing organization will default in the performance of its obligations.

•	Credit risk, which is the risk that the reference entity in a credit default swap or similar derivative will not be able to honor its financial obligations.

•	Currency risk, which is the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

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Illiquidity risk, which is the risk that certain securities or instruments may be difficult or impossible to sell at the time or at the price desired by the counterparty in connection with payments of margin, collateral, or settlement payments. There can be no assurance that the Fund will be able to unwind or offset a derivative at its desired price, in a secondary market or otherwise. The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by “daily price fluctuation limits” established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In

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such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.

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Index risk, which is if the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below the price that the Fund paid for such derivative.

•	Legal risk, which is the risk of insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract.

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Leverage risk, which is the risk that the Fund’s derivatives transactions can magnify the Fund’s gains and losses. Relatively small market movements may result in large changes in the value of a derivatives position and can result in losses that greatly exceed the amount originally invested.

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Market risk, which is the risk that changes in the value of one or more markets or changes with respect to the value of the underlying asset will adversely affect the value of a derivative. In the event of an adverse movement, the Fund may be required to pay substantial additional margin to maintain its position or the Fund’s returns may be adversely affected.

•	Operational risk, which is the risk related to potential operational issues, including documentation issues, settlement issues, systems failures, inadequate controls and human error.

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Valuation risk, which is the risk that valuation sources for a derivative will not be readily available in the market. This is possible especially in times of market distress, since many market participants may be reluctant to purchase complex instruments or quote prices for them.

•	Volatility risk, which is the risk that the value of derivatives will fluctuate significantly within a short time period.

Ongoing changes to regulation of the derivatives markets and potential changes in the regulation of funds using derivative instruments could limit the Fund’s ability to pursue its investment strategies. New regulation of derivatives may make them more costly, or may otherwise adversely affect their liquidity, value or performance.

The Fund relies on certain exemptions in Rule 18f-4 to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule 18f-4, “derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule 18f-4(d)(1)(ii), reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule 18f-4(e) when entering into unfunded commitment agreements (e.g., capital commitments to invest equity in Portfolio Funds that can be drawn at the discretion of the Portfolio Fund’s general partner). To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on another exemption in Rule 18f-4(f) when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced (“TBA”) commitments, and dollar rolls) and non-standard settlement cycle securities, if certain conditions are met. When the Fund enters into a secondary transaction to purchase interests in underlying Portfolio Funds, the Fund will treat the date of the transfer agreement to purchase the interest in a specific Portfolio Fund as the trade date for determining whether the purchase of the Portfolio Fund qualifies for the exemption for non-standard settlement cycle securities transactions.

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The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). If the Fund fails to qualify as a “limited derivatives user” as defined in Rule 18f-4 and seeks to enter into derivatives transactions, the Fund will be required to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price. As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the Fund’s options may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts. The Fund will not enter into futures contracts that are prohibited under the Commodity Exchange Act, as amended (the “CEA”), and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

An open position, either a long or short position, is typically closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the

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original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss. Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s net asset value. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. Settlement with physical delivery may involve additional costs. Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market. A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps,

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are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of its Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, it is possible that the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses. The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

General Limitations on Certain Futures, Options and Swap Transactions. The Adviser, with respect to the Fund, has filed a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”), which regulate trading in the futures markets. Pursuant to CFTC Letter 12-38, the Adviser expects not to be subject to registration or regulation as a commodity pool operator, and the Fund expects not to be subject to regulation as a commodity pool, under the CEA. If the Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses.

Equity Securities. Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible securities and warrants. This may include the equity securities of private equity sponsors. Common stocks and preferred stocks represent shares of ownership in a corporation. Preferred stocks usually have specific dividends and rank after bonds and before common stock in claims on assets of the corporation should it be dissolved. Increases and decreases in earnings are usually reflected in a corporation’s stock price. Convertible securities are debt or preferred equity securities convertible into common stock. Usually, convertible securities pay dividends or interest at rates higher than common stock, but lower than other securities. Convertible securities usually participate to some extent in the appreciation or depreciation of the underlying stock into which they are convertible.

Preferred securities, which are a form of hybrid security (i.e., a security with both debt and equity characteristics), may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities, however, unlike common stocks, participation in the growth of an issuer may be limited. Distributions on preferred securities are generally payable at the discretion of the issuer’s board and after the company makes required payments to holders of its bonds and other debt securities. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt securities to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred securities of larger companies. Preferred securities may be less liquid than common stocks. Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any

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adverse consequences to the issuer. Preferred shareholders may have certain rights if distributions are not paid but generally have no legal recourse against the issuer and may suffer a loss of value if distributions are not paid. Generally, preferred shareholders have no voting rights with respect to the issuer unless distributions to preferred shareholders have not been paid for a stated period, at which time the preferred shareholders may elect a number of Trustees to the issuer’s board. Generally, once all the distributions have been paid to preferred shareholders, the preferred shareholders no longer have voting rights.

Warrants are options to buy a stated number of shares of common stock at a specified price anytime during the life of the warrants. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities. The Fund could lose the value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrant’s or right’s expiration date. The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.

Securities of other Investment Companies. The Fund may invest, subject to applicable regulatory limits, in the securities of other investment companies, including open-end management companies, closed-end management companies (including BDCs) and unit investment trusts. The Fund also may invest in ETFs, as described in additional detail under “ETFs and Other Exchange-Traded Investment Vehicles” below. Under the 1940 Act, subject to the Fund’s own more restrictive limitations, if any, the Fund’s investment in securities issued by other investment companies, subject to certain exceptions, currently is limited to: (1) 3% of the total voting stock of any one investment company; (2) 5% of the Fund’s total assets with respect to any one investment company; and (3) 10% of the Fund’s total assets in the aggregate (such limits do not apply to investments in money market funds). Exemptions in the 1940 Act or the rules thereunder may allow the Fund to invest in another investment company in excess of these limits. In particular, Rule 12d1-4 under the 1940 Act allows the Fund to acquire the securities of another investment company, including ETFs, in excess of the limitations imposed by Section 12 of the 1940 Act, subject to certain limitations and conditions on the Fund and the Adviser, including limits on control and voting of acquired funds’ shares, evaluations and findings by the Adviser and limits on most three-tier fund structures.

When investing in the securities of other investment companies, the Fund will be indirectly exposed to all the risks of such investment companies’ portfolio securities. In addition, as a shareholder in an investment company, the Fund would indirectly bear its pro rata share of that investment company’s advisory fees and other operating expenses. Fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more other investment companies generally are referred to as “acquired fund fees and expenses” and may appear as a separate line item in the Fund’s prospectus fee table. For certain investment companies, such as BDCs, these expenses may be significant. In addition, the shares of closed-end management companies may involve the payment of substantial premiums above, while the sale of such securities may be made at substantial discounts from, the value of such issuer’s portfolio securities. Historically, shares of closed-end funds, including BDCs, have frequently traded at a discount to their net asset value, which discounts have, on occasion, been substantial and lasted for sustained periods of time.

Certain money market funds that operate in accordance with Rule 2a-7 under the 1940 Act float their NAV while others seek to reserve the value of investments at a stable NAV (typically $1.00 per share). An investment in a money market fund, even an investment in a fund seeking to maintain a stable NAV per share, is not guaranteed, and it is possible for the Fund to lose money by investing in these and other types of money market funds. If the liquidity of a money market fund’s portfolio deteriorates below certain levels, the money market fund may suspend redemptions (i.e., impose a redemption gate) and thereby prevent the Fund from selling its investment in the money market fund or impose a fee of up to 2% on amounts the Fund redeems from the money market fund (i.e., impose a liquidity fee).

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ETFs and Other Exchange-Traded Investment Vehicles. The Fund may invest, subject to applicable regulatory limits, in the securities of ETFs and other pooled investment vehicles that are traded on an exchange and that hold a portfolio of securities or other financial instruments (collectively, “exchange-traded investment vehicles”). When investing in the securities of exchange-traded investment vehicles, the Fund will be indirectly exposed to all the risks of the portfolio securities or other financial instruments they hold. The performance of an exchange-traded investment vehicle will be reduced by transaction and other expenses, including fees paid by the exchange-traded investment vehicle to service providers. ETFs are investment companies that are registered as open-end management companies or unit investment trusts. The limits that apply to the Fund’s investment in securities of other investment companies generally apply also to the Fund’s investment in securities of ETFs.

Shares of exchange-traded investment vehicles are listed and traded in the secondary market. Many exchange-traded investment vehicles are passively managed and seek to provide returns that track the price and yield performance of a particular index or otherwise provide exposure to an asset class (e.g., currencies or commodities). Although such exchange-traded investment vehicles may invest in other instruments, they largely hold the securities (e.g., common stocks) of the relevant index or financial instruments that provide exposure to the relevant asset class. The share price of an exchange-traded investment vehicle may not track its specified market index, if any, and may trade below its net asset value. An active secondary market in the shares of an exchange-traded investment vehicle may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions, or other reasons. There can be no assurance that the shares of an exchange-traded investment vehicle will continue to be listed on an active exchange.

Publicly Traded Equity Securities Risk

Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly underperformed relative to fixed-income securities. Common stocks of companies that operate in certain sectors or industries tend to experience greater volatility than companies that operate in other sectors or industries or the broader equity markets. For example, publicly traded equity securities of private equity funds and private equity firms tend to experience greater volatility than other companies in the financial services industry and the broader equity markets. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently more risky than preferred stock or debt instruments of such issuers.

Other Publicly Listed Securities. The Fund may make investments in publicly listed companies whose primary business is managing investments in private markets and in publicly traded vehicles whose primary purpose is to invest in or lend capital to privately held companies.

Publicly traded private markets investments generally involve publicly listed companies that pursue the business of private equity investing, including listed private equity companies, listed funds of funds, BDCs, special

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purpose acquisition companies (SPACs), alternative asset managers, holding companies, investment trusts, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies.

Publicly traded private markets funds are typically regulated vehicles listed on a public stock exchange that invest in private markets transactions or funds. Such vehicles may take the form of corporations, BDCs, unit trusts, publicly traded partnerships, or other structures, and may focus on mezzanine, infrastructure, buyout or venture capital investments.

Publicly traded private market investments may also include investments in publicly listed companies in connection with a privately negotiated financing or an attempt to exercise significant influence on the subject of the investment. Publicly traded private equity investments usually have an indefinite duration.

Publicly traded private market investments occupies a small portion of the private markets universe, including only a few professional investors who focus on and actively trade such investments. As a result, relatively little market research is performed on publicly traded private markets companies, only limited public data may be available regarding these companies and their underlying investments, and market pricing may significantly deviate from published net asset value. This can result in market inefficiencies and may offer opportunities to specialists that can value the underlying private markets investments.

Publicly traded private markets investments are typically liquid and capable of being traded daily, in contrast to direct investments and private equity funds, in which capital is subject to lengthy holding periods. Accordingly, publicly traded private markets transactions are significantly easier to execute than other types of private markets investments, giving investors an opportunity to adjust the investment level of their portfolios more efficiently.

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to its investment restrictions. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule 18f-4(d), the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such

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reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Restricted Securities and Rule 144A Securities. The Fund may have exposure to “restricted securities,” which generally are securities that may be resold to the public only pursuant to an effective registration statement under the Securities Act or an exemption from registration. Regulation S under the Securities Act is an exemption from registration that permits, under certain circumstances, the resale of restricted securities in offshore transactions, subject to certain conditions, and Rule 144A under the Securities Act is an exemption that permits the resale of certain restricted securities to qualified institutional buyers. Since its adoption by the SEC in 1990, Rule 144A has facilitated trading of restricted securities among qualified institutional investors. To the extent restricted securities held by the Fund qualify under Rule 144A and an institutional market develops for those securities, the Fund expects that it will be able to dispose of the securities without registering the resale of such securities under the Securities Act. However, to the extent that a robust market for such 144A securities does not develop, or a market develops but experiences periods of illiquidity, investments in Rule 144A securities could increase the level of the Fund’s illiquidity.

Where an exemption from registration under the Securities Act is unavailable, or where an institutional market is limited, the Fund may, in certain circumstances, be permitted to require the issuer of restricted securities held by the Fund to file a registration statement to register the resale of such securities under the Securities Act. In such case, the Fund will typically be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to resell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, or the value of the security were to decline, the Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists are priced by a method that the Portfolio Fund Managers believe accurately reflects fair value.

Private Investments in Public Equity. The Fund may invest in securities issued in private investments in public equity transactions, commonly referred to as “PIPEs.” A PIPE investment involves the sale of equity securities, or securities convertible into equity securities, in a private placement transaction by an issuer that already has outstanding, publicly traded equity securities of the same class.

Shares acquired in PIPEs are commonly sold at a discount to the current market value per share of the issuer’s publicly traded securities. Securities acquired in PIPEs generally are not registered with the SEC until after a certain period of time from the date the private sale is completed, which may be months and perhaps longer. PIPEs may contain provisions that require the issuer to pay penalties to the holder if the securities are not registered within a specified period. Until the public registration process is completed, securities acquired in PIPEs are restricted and, like investments in other types of restricted securities, may be illiquid. Any number of factors may prevent or delay a proposed registration. Prior to or in the absence of registration, it may be possible for securities acquired in PIPEs to be resold in transactions exempt from registration under the Securities Act. There is no guarantee, however, that an active trading market for such securities will exist at the time of disposition, and the lack of such a market could hurt the market value of the Fund’s investments. Even if the securities acquired in PIPEs become registered, or the Fund is able to sell the securities through an exempt

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transaction, the Fund may not be able to sell all the securities it holds on short notice and the sale could impact the market price of the securities.

Structured Solutions. The Fund also may gain exposure to Portfolio Funds involving Secondary Investments structured as a preferred equity investment (“Structured Solutions”). Structured Solutions, which are self-originated transactions between the Fund and a Portfolio Fund’s general partner, in which Fund will invest cash into an existing Portfolio Fund in exchange for newly-issued interests in the Portfolio Fund (i.e., the “preferred equity”). Structured Solutions are intended to provide for strong risk-adjusted return with meaningful downside protection.

Emerging Markets Investments Risk. The Fund may invest in non-U.S. securities of issuers in so-called “emerging markets” (or lesser developed countries, including countries that may be considered “frontier” markets). Such investments are particularly speculative and entail all of the risks of investing in Non-U.S. Securities but to a heightened degree. “Emerging market” countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. Governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack or relatively early development of legal structures governing private and foreign investments and private property.

Foreign investment in certain emerging market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.

Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely.

Many emerging markets have histories of political instability and abrupt changes in policies and these countries may lack the social, political and economic stability characteristic of more developed countries. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments. In the past, governments of such nations have

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expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There is no assurance that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. Some countries have pervasiveness of corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. In such a dynamic environment, there can be no assurances that any or all of these capital markets will continue to present viable investment opportunities for the Fund.

Emerging markets may also have differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. Governmental laws or restrictions applicable to such investments. Sometimes, they may lack or be in the relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors.

Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost.

The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.

ESG Integration. The Adviser defines ESG integration as the systematic inclusion of certain ESG factors (alongside other relevant factors) in investment analysis and investment decisions. For Funds that are ESG integrated, the Adviser considers certain ESG factors as part of the investment decision process for certain investment strategies with the goals of managing risk and improving value.

Environmental issues are defined as issues related to the quality and function of the natural environment and natural systems. Some examples include an investment target’s carbon footprint and dependency on scarce natural resources as well as the extent to which its business or the businesses it invests in create significant pollution or waste. Social issues are defined as issues related to the rights, wellbeing and interests of people and communities. Some examples include workplace diversity & opportunity, talent attraction and retention, cybersecurity and product safety or labor issues. Governance issues are issues related to the way companies are managed and overseen. Some examples include ownership and change in ownership, extent of diversity in ownership and anti-bribery and anti-corruption considerations. These examples of ESG issues are provided for illustrative purposes and are not exhaustive.

In addition, as the Adviser’s approach to ESG integration focuses on financial materiality, not all factors are relevant to a particular investment. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. ESG integration is dependent upon the availability of sufficient ESG information relevant to the applicable investment universe. ESG factors may not be considered for each and every investment decision, In order for a Fund to be considered ESG integrated, the Adviser requires: (1) portfolio management teams to consider proprietary research on the financial materiality of ESG issues on the Fund’s investments; (2) documentation of the Adviser’s internal research views and methodology throughout the investment process; and (3) appropriate monitoring of ESG considerations in ongoing risk management and portfolio monitoring. ESG determinations may not be conclusive and investments may be made by the Fund regardless of potential ESG impact. The impact of ESG integration on

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the Fund’s performance is not specifically measurable as investment decisions are discretionary regardless of ESG considerations. The Fund is not designed for investors who wish to screen out particular types of companies or investments or are looking for funds that meet specific ESG goals.

Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors nor will it promote environmental or social characteristics ahead of other investment considerations.

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MANAGEMENT OF THE FUND

Further Information Regarding Management of the Fund

Information regarding the Trustees and Officers of the Fund, including brief biographical information, is set forth below.

Board of Trustees

The Trustees of the Fund, their ages, addresses, positions held, lengths of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by each Trustee and other Trusteeships, if any, held by the Trustees, are shown below. The Trustees have been divided into two groups—Interested Trustees and Independent Trustees. As set forth in the Fund’s Declaration of Trust, each Trustee’s term of office shall continue until his or her death, resignation or removal. The address of each Trustee is care of the Secretary of the Fund at 390 Madison Avenue, New York, New York 10017.

Name, Position(s) Held with Registrant and Year of Birth*	Length of Time Served	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees

Donald Gignac (1965)	Since inception	Senior Managing Director – N.A. COO of Alternative Investments at State Street Bank and Trust Company (1993-April 2023)	4	None

Karen Dunn Kelley (1960)***	Since inception	Deputy Secretary at the U.S. Department of Commerce (2017-2021)	4	None

Stacey Hadash (1966)	Since inception	Managing Director at Bank of America (2005-2023)	4	None

Interested Trustee****

Ashmi Mehrotra (1978)*****	Since inception	Portfolio Manager in JPMorgan Private Equity Group (2003-Present)	1	None

*	Each of the Independent Trustees serves on the Board’s Audit and Nominating and Governance Committees.
**	“Fund Complex” comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser.
***	Karen Dunn Kelley is the Lead Independent Trustee of the Board of Trustees.
****	“Interested person,” as defined in the 1940 Act, of the Fund. Ashmi Mehrotra is an interested person of the Fund due to her affiliation with the Adviser.
*****	Ashmi Mehrotra is the Chair of the Board of Trustees.

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Officers

Certain biographical and other information relating to the officers of the Fund who are not Trustees, is set forth below, including their ages, addresses, positions held, lengths of time served and their principal business occupations during the past five years.

Name, Position(s) held with Registrant, Year of Birth and Address*	Length of Time Served	Principal Occupation During Past 5 Years

Ashmi Mehrotra Chief Executive Officer (1978)	Since inception	PEG Portfolio Manager (2003-Present).

Stephen Catherwood President (1979)	Since inception	PEG Portfolio Manager (2003-Present)

Christopher Cilenti Chief Financial Officer and Treasurer (1975)	Since inception	Executive Director-Product Controller, JPMorgan Chase since March 2023. Head of US Fund Services, Macquarie Asset Management, March 2022 (Date of acquisition of Central Park Group, LLC) to March 2023. Managing Director-Finance and Accounting, Central Park Group, LLC (Financial Service Firm) October 2007-March 2022 (Date of Acquisition).

Carmine Lekstutis Chief Legal Officer and Secretary (1980)	Since inception	Executive Director and Assistant General Counsel, JPMorgan Chase. Mr. Lekstutis has been with JPMorgan Chase since 2011.

Erin Correale Chief Compliance Officer (1973)	Since June 2025	Managing Director and Compliance Risk Management Executive, JPMorgan Chase (2014-Present)

Jeffrey Pond Assistant Treasurer (1984)	Since December 2024	Vice President, JPMorgan Chase (September 2024- Present). Vice President, Macquarie Asset Management, March 2022 (Date of acquisition of Central Park Group, LLC) to March August 2024. Controller, Central Park Group, LLC (Financial Service Firm) February 2014-March 2022 (Date of acquisition).

John Sweeney Assistant Treasurer (1975)	Since inception	PEG Portfolio Manager (2010-Present)

Max Vogel Assistant Secretary (1990)	Since inception	Vice President and Assistant General Counsel, JPMorgan Chase since June 2021; Associate, Proskauer Rose LLP (law firm) from March 2017 to June 2021.

Henry Pickell Assistant Secretary (1980)	Since inception	Vice President and Assistant General Counsel, JPMorgan Chase since August 2022; Vice President and Senior Compliance Officer JPMorgan Chase from June 2018 to August 2022.

Tyler Jayroe Vice President (1976)	Since inception	PEG Portfolio Manager (2005-Present)

Spencer Kubin Vice President (1988)	Since inception	PEG Portfolio Manager (2018-Present)

Ryan Bell Vice President (1971)	Since inception	PEG Portfolio Manager (2021-Present)

*	The address of each officer is care of the Secretary of the Fund at 390 Madison Avenue, New York, New York 10017.

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Biographical Information and Discussion of Experience and Qualifications of Trustees

The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this SAI, that each Trustee should serve as a Trustee of the Fund.

Independent Trustees

Donald Gignac. Mr. Gignac was most recently a Senior Managing Director at State Street Bank & Trust where he served as the North America Chief Operating Officer for Alternative Investments from 2005 until his retirement in April 2023. As Chief Operating Officer, Mr. Gignac was responsible for hedge fund and private market fund operations which encompassed middle office, custody, CLO operations, accounting, financial reporting, tax, and regulatory reporting. In addition, he was a member of the State Street Operating Group comprised of the top 400 executives at the bank and charged with executing the bank’s strategy. From 1993 until 2005, he served as Senior Vice President in State Street’s U.S. Investment Services Mutual Fund Administration Division where he was responsible for leading teams in the delivery of financial reporting, SEC reporting, compliance monitoring, treasury, tax and blue sky services to some of the largest mutual fund companies in the U.S. Mr. Gignac also worked in conjunction with the investment management arm of State Street, SSgA, to develop and launch a series of SPDR ETF funds and he also served as the chief financial officer and treasurer of the SPDR line of ETFs. Prior to State Street, he was an Audit Manager at Ernst & Young.

During his tenure at State Street, Mr. Gignac served as a Director for State Street (Cayman) Trust Limited and International Fund Services, N.A., the latter of which he was appointed as Chairman in 2019. He holds a B.S. in Accounting from Boston College where he graduated Magna Cum Laude. A family member of Mr. Gignac’s child is employed by 55ip, which is affiliated with JPMIM and JPMII.

Karen Dunn Kelley. Ms. Kelley was most recently the Deputy Secretary of Commerce and served at the U.S. Department of Commerce from 2017 to 2021. Prior to this, she served as Senior Managing Director, Investments at Invesco Ltd. where she held positions of increasing responsibility from 1989 until 2017 and also served as a Director on eight separate subsidiary entities. Ms. Kelley also served as a Government Bond Trader at Federated Investors, Inc. from 1986 until 1989 and as a Vice President at Drexel Burnham Lambert, Inc. from 1982 to 1986. She currently serves on the Boards of Carlow University, Shady Side Academy and the Bipartisan Policy Center; she is also a Member of the International Women’s Forum. Ms. Kelley holds a B.S. in Finance from Villanova where she graduated Magna Cum Laude.

Stacey Hadash. Ms. Hadash was most recently a Managing Director at Bank of America from 2005 to 2023 where she served as a Market Executive in the Global Commercial Bank. She led the Technology East and Metro New York markets which provided credit, treasury, investment banking, risk management, and wealth management solutions to companies with $50 million to $2 billion in revenues. Ms. Hadash oversaw strategy and coverage to provide advice to middle market companies, non-bank financial institutions and technology businesses. Prior to this role, she was Chief Operating Officer of Global Capital Markets, a multi-billion-dollar global business which included equity capital markets, leveraged finance, investment grade capital markets and origination for rates and currencies. She started at Bank of America as Chief Operating Officer of Mergers & Acquisitions. Ms. Hadash’s earlier experience includes serving as Head of Financial Planning at The New York Stock Exchange and in investment banking roles at Goldman Sachs and Morgan Stanley. She is a Henry Crown Fellow of the Aspen Institute and a Board Member of Ann Richards School Foundation Advisory Council. Ms. Hadash holds a B.A. in Government from Smith College and an M.B.A. from The University of Chicago Booth School of Business.

Interested Trustee

Ashmi Mehrotra. Ms. Mehrotra is a Managing Director and the Global Co-Head of the Private Equity Group within JPMorgan Asset Management which, as of June 30, 2026 manages $41 billion in primary,

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co-investment and secondary private equity investments on behalf of institutional and private investors. She has been an employee of the firm since 1999 and, prior to joining the Private Equity Group, was an investment analyst for the J.P. Morgan Private Bank and was also a member of the Internal Consulting Group.

Ms. Mehrotra holds a B.A. in Economics, International Relations and Spanish from Tufts University.

Trustee Share Ownership

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies Overseen by the Trustee as of December 31, 2025, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees:
Karen Dunn Kelley	$100,001-$500,000	$100,001-$500,000
Donald Gignac	$100,001-$500,000	$100,001-$500,000
Stacey Hadash	$100,001-$500,000	$100,001-$500,000
Interested Trustee:
Ashmi Mehrotra	Over $1,000,000	Over $1,000,000

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

Trustee Compensation

Our Trustees who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees and annual fees for serving as a committee chairperson, each paid quarterly, and may be reimbursed for expenses incurred in connection with service as a Trustee. The following table sets forth the compensation paid to the Fund’s Independent Trustees for the Fund’s fiscal year ending March 31, 2026. We will not pay compensation to our Trustees who also serve in an executive officer capacity for the Fund or the Adviser.

Name of Person, Position	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex*
Independent Trustees
Donald Gignac	$80,000	$0	$0	$80,000
Karen Dunn Kelley	$80,000	$0	$0	$80,000
Stacey Hadash	$70,000	$0	$0	$80,000

*	As of March 31, 2026, the Fund Complex includes the Fund and JPMorgan Credit Markets Fund.

Compensation of the Portfolio Managers

The Adviser’s compensation programs are designed to align the behavior of employees with the achievement of its short- and long-term strategic goals, which revolve around client investment objectives. This is accomplished in part, through a balanced performance assessment process and total compensation program, as well as a clearly defined culture that rigorously and consistently promotes adherence to the highest ethical standards.

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The Adviser’s disciplined pay-for-performance framework focuses on total compensation – base salary and incentive pay - so that pay is commensurate with the overall performance of the Adviser, respective businesses and individual performance. This includes a discretionary approach to assess the employee’s performance throughout the year against four broad dimensions - business results, client/customer/stakeholder, teamwork and leadership, and risk, controls and conduct. These performance dimensions consider short, medium and long-term priorities that drive sustained shareholder value, while accounting for risk, controls, and conduct objectives. To seek to promote a proper alignment, the Adviser does not assign relative weightings to these dimensions and also considers other relevant factors, including market practices. When conducting this assessment of performance, for select portfolio managers, regard is given to the performance of relevant funds/ strategies managed by the portfolio manager. An individual performance assessment, in addition to the overall performance of the relevant business unit and investment team, is integrated into the final assessment of incentive compensation for an individual portfolio manager as part of the assessment of business results.

Feedback from the Adviser’s risk and control professions is considered in assessing performance.

The Adviser seeks to maintain a balanced total compensation program comprised of a mix of fixed compensation (including a competitive base salary and, for certain employees, a fixed cash allowance), and variable compensation in the form of cash incentives, and long-term incentives in the form of equity based and/or fund-tracking incentives that vest over time.

Other Accounts Managed by the Portfolio Managers

The following table lists the number and types of accounts, other than the Fund, managed by the Fund’s primary portfolio managers and assets under management in those accounts, as of March 31, 2026.

Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based (in thousands)
Stephen Catherwood
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	15	$2,457,033
Other Accounts	2	$1,492,054,223	5	$3,508,557

Ashmi Mehrotra
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	15	$2,457,033
Other Accounts	2	$1,492,054,223	5	$3,508,557
Tyler Jayroe
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	15	$2,457,033
Other Accounts	2	$1,492,054,223	5	$3,508,557

Spencer Kubin
Registered Investment Companies	0	$0	0	$0

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Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based (in thousands)
Other Pooled Investment Vehicles	0	$0	15	$2,457,033
Other Accounts	2	$1,492,054,223	5	$3,508,557

Ryan Bell
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	15	$2,457,033
Other Accounts	2	$1,492,054,223	5	$3,508,557

Portfolio Managers’ Ownership of Securities

The following table indicates the dollar range of securities beneficially owned by each primary portfolio manager, as of March 31, 2026. Aggregate Dollar Range, if applicable, includes each primary portfolio manager’s deferred compensation balance attributable to the Fund through participation in the Adviser’s deferred compensation plan. If applicable, this reflects an obligation of the Adviser to pay deferred compensation to the primary portfolio manager at a future date in an amount based on the performance of the Fund and accordingly, is the economic equivalent of an investment in Fund shares.

Aggregate Dollar Range of Securities in the Fund
	None	$1-$10,000	$10,001- $50,000	$50,001- $100,000	$100,001- $500,000	$500,001- $1,000,000	Over $1,000,000
Ashmi Mehrotra							X
Stephen Catherwood							X
Tyler Jayroe						X
Spencer Kubin						X
Ryan Bell					X

Codes of Ethics

The Fund, the Adviser and JPMII, have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are included as exhibits to the registration statement of which this Statement of Additional Information forms a part. In addition, the codes of ethics are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Proxy Voting Policies

The Fund’s investments in Portfolio Funds do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than

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that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from the Portfolio Funds seeking the consent of or voting by holders, and may also vote on matters relating to the other investments held by the Fund, including registered equity securities that have been distributed in kind to the Fund by a Portfolio Fund. The Board of Trustees has delegated to the Adviser proxy voting authority with respect to the Fund’s portfolio securities.

The Fund’s Board of Trustees has adopted the Adviser’s detailed proxy voting procedures (the “Procedures”) that incorporate guidelines (“Guidelines”) for voting proxies on specific types of issues for the Fund. The Adviser and its affiliated advisers is part of a global asset management organization with the capability to invest in securities of issuers located around the globe. Because the regulatory framework and the business cultures and practices vary from region to region, the Guidelines are customized for each region to take into account such variations. The Adviser has adopted a separate set of Guidelines that covers the regions of each of: (1) North America, (2) Europe, Middle East, Africa, Central America and South America (“EMEA”), (3) Asia (ex-Japan) and (4) Japan, respectively.

Notwithstanding the variations among the Guidelines, all of the Guidelines have been designed with the uniform objective of encouraging corporate action that enhances shareholder value consistent with the Fund’s objectives and strategies. As a general rule, in voting proxies of a particular security, the Adviser and its affiliated advisers will apply the Guidelines of the region in which the issuer of such security is organized.

To oversee and monitor the proxy voting process, the Adviser has established a Proxy Committee and appointed a proxy administrator (the “Proxy Administrator”) in each global location where proxies are voted. Each Proxy Committee is composed of members and invitees including a Proxy Administrator and senior officers from among the Investment, Legal, Compliance, and Risk Management Departments. The primary functions of each Proxy Committee include: (1) reviewing and approving the Proxy Voting Guidelines annually; (2) providing advice and recommendations on general proxy-voting matters including potential or material conflicts of interests escalated to it from time to time as well as on specific voting issues to be implemented by the Adviser; and (3) determining the independence of any third-party vendor to which it has delegated proxy voting responsibilities (such as, for example, delegation when the Adviser has identified a material conflict of interest) and to conclude that there are no conflicts of interest that would prevent such vendor from providing such proxy voting services prior to delegating proxy responsibilities.

The Private Equity Group oversees and monitors its own proxy voting process. While the Private Equity Group normally votes proxies in accordance with the Adviser’s Proxy Voting Guidelines, it will consider the recommendations of an independent proxy voting service where the Proxy Voting Guidelines do not specify how a proxy is to be voted. Further, the Private Equity Group may vote contrary to the Proxy Guidelines or such recommendations if it believes it is in its clients’ best interests. In such instances, the Private Equity Group will document its rationale including an evaluation of potential conflicts, and present it at the group’s regularly-scheduled investment meeting for approval. The Private Equity Group consults on an annual basis with members of the Adviser’s Investment Stewardship Team concerning their review of independent proxy voting service providers.

For other public securities (e.g., votes on mutual funds and ETFs held by the Fund), and private securities such as limited partner interests, the Private Equity Group will vote in accordance with its internal procedures.

Information regarding how the Adviser voted proxies related to the Fund’s portfolio holdings during the 12-month period ending June 30 will be available, without charge, upon request by calling collect 1-800-480-4111 and on the SEC’s website at www.sec.gov.

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PORTFOLIO TRANSACTIONS

Investment Decisions and Portfolio Transactions

Pursuant to the Advisory Agreement, the Adviser determines, subject to the general supervision of the Board and in accordance with the Fund’s investment objective and restrictions, which securities are to be purchased and sold by the Fund and which brokers are to be eligible to execute its portfolio transactions. The Adviser operates independently in providing services to its clients. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, for example, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling the security. In some instances, one client may sell a particular security to another client. It also happens that two or more clients may simultaneously buy or sell the same security, in which event each day’s transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in the opinion of the Adviser is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.

On behalf of the Fund, the Adviser places orders for all purchases and sales of portfolio securities, enters into repurchase agreements, and may enter into reverse repurchase agreements and execute loans of portfolio securities on behalf of the Fund unless otherwise prohibited. See “Investment Strategies and Policies.” In most instances, the Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund (or indirectly through a blocker that holds interests in the Portfolio Fund), and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses.

On those occasions when the Adviser deems the purchase or sale of a security to be in the best interests of the Fund as well as other customers, including other funds, the Adviser, to the extent permitted by applicable laws and regulations, may, but is not obligated to, aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other customers in order to obtain best execution, including lower brokerage commissions if appropriate. In such event, allocation of the securities so purchased or sold as well as any expenses incurred in the transaction will be made by the Adviser in the manner it considers to be most equitable and consistent with its fiduciary obligations to its customers, including the Fund. In some instances, the allocation procedure might not permit the Fund to participate in the benefits of the aggregated trade.

Information about the brokerage commissions paid by the Fund, including commissions paid to affiliates, is set forth in the table below:

	Aggregate Brokerage Commissions Paid	Commissions Paid to Affiliates
Fiscal Year Ended March 31, 2026	$0	$0
Fiscal Year Ended March 31, 2025	$0	$0
Fiscal Period Ended March 31, 2024*	$0	$0

*	Fiscal period from July 12, 2023 (commencement of operations) through March 31, 2024.

For the fiscal year ended March 31, 2026, the brokerage commissions paid to affiliates by the Fund represented 0% of the aggregate brokerage commissions paid and involved 0% of the dollar amount of transactions involving payment of commissions during the period.

The following table shows the dollar amount of brokerage commissions paid to brokers for providing third-party research services and the approximate dollar amount of the transactions involved for the fiscal year ended

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March 31, 2026. The provision of third-party research services was not necessarily a factor in the placement of all brokerage business with such brokers.

Amount of Commissions Paid to Brokers for Providing Research Services	Amount of Brokerage Transactions Involved
$0	$0

As of March 31, 2026, the Fund did not hold any securities of its “regular brokers or dealers” (as defined in Rule 10b-1 under the 1940 Act).

Best Execution; Soft Dollars

In choosing brokers and dealers, JPMIM will not be required to consider any particular criteria. For the most part, JPMIM will seek the best combination of brokerage cost and execution quality. However, JPMIM will not be required to select the broker or dealer that charges the lowest transaction cost, even if that broker provides execution quality comparable to other brokers or dealers. JPMIM may consider the value of various services or products, beyond execution, that a broker-dealer provides to the Fund and/or JPMIM. Selecting a broker-dealer in recognition of such other services or products is known as paying for those services or products with “soft dollars.” Because many of those services could benefit JPMIM, JPMIM has a conflict of interest in allocating the Fund’s brokerage business.

JPMIM complies with Section 28(e) of the U.S. Securities Exchange Act of 1934, as amended (the “1934 Act”), except with respect to securities transactions for which Section 28(e) is unavailable. Under Section 28(e), JPMIM’s use of the Fund’s commission dollars to acquire research products and services is not a breach of its fiduciary duty to the Fund —even if the brokerage commissions paid are higher than the lowest available—so long as (among certain other requirements) JPMIM determines that the commissions are reasonable compensation for both the brokerage services and the research acquired. For these purposes, “research” means services or products used to provide lawful and appropriate assistance to JPMIM in making investment decisions for its clients. The types of research JPMIM may acquire include: reports or other information about particular companies or industries; economic surveys and analyses; recommendations as to specific securities; financial publications; portfolio evaluation services; financial database software and services; computerized news, pricing and order-entry services; and other products or services that may enhance JPMIM’s investment decision-making. The “safe harbor” under Section 28(e) applies to the use of the Fund’s “soft dollars” even when the research acquired is used in making investment decisions for clients other than the Fund. Therefore, under Section 28(e), research obtained with soft dollars generated by the Fund could be used by JPMIM or its affiliates to benefit accounts other than the Fund. Conversely, the research information provided to JPMIM by brokers through which other clients of JPMIM or its affiliates effect securities transactions could be used by JPMIM or its affiliates in providing services to the Fund. Additionally, when JPMIM uses client brokerage commissions to obtain research or other services, JPMIM receives a benefit because it does not have to produce or pay for the research, products or services itself. As a result, JPMIM has an incentive to select a particular broker-dealer in order to obtain the research, products or other services from that broker-dealer, rather than to obtain the lowest price for execution. The safe harbor is not available where transactions are effected on a principal basis with a mark-up or mark-down paid to the broker-dealer and is not available for services or products that do not constitute research.

CERTAIN ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements or entities subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), and persons who are fiduciaries with respect to an “individual retirement account” (an “IRA”), Keogh Plan or another arrangement or entity which is not subject to ERISA but is subject to the prohibited transaction

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rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

The following discussion of certain ERISA considerations is based on statutory authority and judicial and administrative interpretations as of the date of this SAI and is designed only to provide a general understanding of certain basic issues. Accordingly, this discussion should not be considered legal advice and the trustees and other fiduciaries of each Benefit Plan are encouraged to consult their own legal advisors on these matters.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. Fiduciaries of such plans or arrangements also should confirm that investment in the Fund is consistent, and complies, with the governing provisions of the plan or arrangement, including any eligibility and nondiscrimination requirements that may be applicable under law with respect to any “benefit, right or feature” affecting the qualified status of the plan or arrangement, which may be of particular importance for participant-directed plans given that the Fund sells Shares only to Eligible Investors, as described herein. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach. Fiduciaries of Benefit Plans that are not subject to Title I of ERISA but that are subject to Section 4975 of the Code (such as IRAs and Keogh Plans) should consider carefully these same factors.

ERISA and the DOL regulations, promulgated thereunder, as modified by Section 3(42) of ERISA (collectively, the “Plan Assets Rules”), treat the assets of certain pooled investment vehicles as “plan assets” for purposes of, and subject to, the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code (“Plan Assets”). The Plan Assets Rules provide, however, that, in general, funds registered as investment companies under the 1940 Act are not deemed to be subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code merely because of investments made in the fund by Benefit Plans. Accordingly, the underlying assets of the Fund should not be considered to be the Plan Assets of the Benefit Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser should not be considered a fiduciary within the meaning of ERISA or the Code by reason of its authority with respect to the Fund.

The Fund will require a Benefit Plan (and each person causing such Benefit Plan to invest in the Fund) to represent that it, and any such fiduciaries responsible for such Benefit Plan’s investments (including in its individual or corporate capacity, as may be applicable), are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest Plan Assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Benefit Plans may be required to report certain compensation paid by the Fund (or by third parties) to the Fund’s service providers as “reportable indirect compensation” on Schedule C to IRS Form 5500 (“Form 5500”). To the

29

extent that any compensation arrangements described herein constitute reportable indirect compensation, any such descriptions are intended to satisfy the disclosure requirements for the alternative reporting option for “eligible indirect compensation,” as defined for purposes of Schedule C to Form 5500.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI is general, does not purport to be a thorough analysis of ERISA or the Code, may be affected by future publication of regulations and rulings and should not be considered legal advice. Potential investors that are Benefit Plans and their fiduciaries should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares. Employee benefit plans that are not subject to the requirements of ERISA or Section 4975 of the Code (such as governmental plans, non-U.S. plans and certain church plans) may be subject to similar rules under other applicable laws or documents, and also should consult their own advisers as to the propriety of an investment in the Fund.

By acquiring Shares of the Fund, a Shareholder acknowledges and agrees that: (i) any information provided by the Fund, the Adviser or any of their respective affiliates (including information set forth in the Prospectus and this SAI) is not a recommendation to invest in the Fund and that none of the Fund, the Adviser or any of their respective affiliates is undertaking to provide any investment advice to the Shareholder (impartial or otherwise), or to give advice to the Shareholder in a fiduciary capacity in connection with an investment in the Fund and, accordingly, no part of any compensation received by the Adviser or any of its affiliates is for the provision of investment advice to the Shareholder; and (ii) the Adviser and its affiliates have a financial interest in the Shareholder’s investment in the Fund on account of the fees and other compensation they expects to receive from the Fund as disclosed in this SAI, the Prospectus, the Declaration of Trust and the other documents governing the Fund.

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CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

Shareholders who beneficially own more than 25% of the outstanding voting securities of the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act. [As of [ ], 2026, no persons owned more than 25% of any Share class of the Fund. To the Fund’s knowledge, as of [ ], 2026, no persons owned of record or beneficially 5% or more of the outstanding Shares of a class.]

[As of [ ], 2026, the Trustees and officers of the Fund, as a group, owned beneficially or of record less than 1% of the outstanding Class I Shares of the Fund.]

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FINANCIAL STATEMENTS

The Annual Financial Statements of the Fund included in the Annual Report to the Fund’s shareholders for the fiscal year ended March 31, 2026 [and the Semi-Annual Financial Statements of the Fund included in the Semi-Annual Report to the Fund’s shareholders for the fiscal period ended September 30, 2026] are incorporated by reference into this SAI. The Annual Financial Statements for the fiscal year ended March 31, 2026, have been audited by [ ], an independent registered public accounting firm to the Fund, as indicated in its report with respect thereto, and are incorporated herein by reference in reliance on the report of said firm, given on the authority of said firm as experts in accounting and auditing. [The Semi-Annual Financial Statements for the fiscal period ended September 30, 2026 are unaudited.] A copy of the Annual Financial Statements, including the Independent Registered Public Accounting Firm’s Report, and the Semi-Annual Financial Statements may be obtained without charge by calling 1-800-480-4111, by writing to the Fund at 390 Madison Avenue, New York, New York 10017 or by visiting www.jpmorganfunds.com. You may also obtain a copy of the Financial Statements, including the Independent Registered Public Accounting Firm’s Report, on the SEC’s website at http://www.sec.gov.

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APPENDIX A– SECURITIES RATING DESCRIPTIONS

Long-Term and Short-Term Debt Securities Rating

Descriptions S&P Global Ratings — Long-Term Issue Credit

Ratings*:

The following descriptions have been published by Standard & Poor’s Financial Services LLC.

AAA – An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA – An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A – An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB – An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB, B, CCC, CC, and C – Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB – An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B – An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC – An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC – An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C – An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D – An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days, in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

NR - This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.

*	The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody’s Investors Service, Inc. (“Moody’s”) — Global Long-Term Rating Scale:

The following descriptions have been published by Moody’s Investors Service, Inc.

Aaa – Obligations rated Aaa are judged to be of the highest quality, with minimal risk.

Aa – Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A – Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa – Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess speculative characteristics.

Ba – Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B – Obligations rated B are considered speculative and are subject to high credit risk.

Caa – Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca – Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery in principal and interest.

C – Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal and interest.

Note:

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

Fitch Ratings (“Fitch”) — Corporate Finance Obligations — Long-Term Rating Scale:

The following descriptions have been published by Fitch, Inc. and Fitch Ratings Ltd. and its subsidiaries.

AAA – Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA – Very high credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A – High credit quality. ‘A’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB – Good credit quality. ‘BBB’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

BB – Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B – Highly speculative. ‘B’ ratings indicate that material credit risk is present. For performing obligations, default risk is commensurate with an Issuer Default Risk (“IDR”) in the ranges ‘BB’ to ‘C’. For issuers with an IDR below ’B’, the overall credit risk of this obligation is moderated by the expected level of recoveries should a default occur. For issuers with an IDR above ‘B’, the overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing obligations, the obligation or issuer is in default, or has deferred payment, but the rated obligation is expected to have extremely high recovery rates consistent with a Recovery Rating of ‘RR1’.

*

By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

CCC – Substantial credit risk. ‘CCC’ ratings indicate that substantial credit risk is present. For performing obligations, default risk is commensurate with an IDR in the ranges ‘B’ to ‘C’. For issuers with an IDR below ‘CCC’, the overall credit risk of this obligation is moderated by the expected level of recoveries should a default occur. For issuers with an IDR above ‘CCC’, the overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing obligations, the obligation or issuer is in default, or has deferred payment, but the rated obligation is expected to have a superior recovery rate consistent with a Recovery Rating of ‘RR2’.

CC – Very high levels of credit risk. ‘CC’ ratings indicate very high levels of credit risk. For performing obligations, default risk is commensurate with an IDR in the ranges ‘B’ to ‘C’. For issuers with an IDR below ‘CC’, the overall credit risk of this obligation is moderated by the expected level of recoveries should a default occur. For issuers with an IDR above ‘CC’, the overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing obligations, the obligation or issuer is in default, or has deferred payment, but the rated obligation is expected to have a good recovery rate consistent with a Recovery Rating of ‘RR3’.

C – Exceptionally high levels of credit risk. ‘C’ indicates exceptionally high levels of credit risk. For performing obligations, default risk is commensurate with an IDR in the ranges ‘B’ to ‘C’. The overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing obligations, the obligation or issuer is in default, or has deferred payment, and the rated obligation is expected to have an average, below-average or poor recovery rate consistent with a Recovery Rating of ‘RR4’, ‘RR5’ or ‘RR6’.

Defaulted obligations typically are not assigned ‘RD’ or ‘D’ ratings, but are instead rated in the ‘B’ to ‘C’ rating categories, depending upon their recovery prospects and other relevant characteristics. This approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Note:

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ obligation rating category, or to corporate finance obligation ratings in the categories below ‘CCC’.

The subscript ‘emr’ is appended to a rating to denote embedded market risk which is beyond the scope of the rating. The designation is intended to make clear that the rating solely addresses the counterparty risk of the issuing bank. It is not meant to indicate any limitation in the analysis of the counterparty risk, which in all other respects follows published Fitch criteria for analyzing the issuing financial institution. Fitch does not rate these instruments where the principal is to any degree subject to market risk.

DBRS — Long Term Obligations Rating Scale:

The following descriptions have been published by Dominion Bond Rating Service.

AAA – Highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

AA – Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events.

A – Good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable.

BBB – Adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

BB – Speculative, non investment-grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

B – Highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

CCC, CC, C – Very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although CC and C ratings are normally applied to obligations that are seen as highly likely to default, or subordinated to obligations rated in the CCC to B range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the C category.

D – When the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to D may occur. DBRS may also use SD (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange.”

All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

S&P Global Ratings — Short-Term Issue Credit Ratings:

The following descriptions have been published by Standard & Poor’s Financial Services LLC.

A-1 – A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2 – A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3 – A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B – A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.

C – A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D – A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the

‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

Moody’s — Global Short-Term Rating Scale:

The following descriptions have been published by Moody’s Investors Service, Inc.

P-1 – Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2 – Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3 – Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short- term obligations.

NP – Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch — Short–Term Ratings Assigned to Issuers or Obligations in Corporate, Public and Structured Finance:

The following descriptions have been published by Fitch Inc. and Fitch Ratings Ltd. and its subsidiaries.

F1 – Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2 – Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3 – Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B – Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C – High short-term default risk. Default is a real possibility.

RD – Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D – Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

DBRS—Commercial Paper and Short-Term Debt Rating Scale:

The following descriptions have been published by Dominion Bond Rating Service.

R-1 (high) – Highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

R-1 (middle) – Superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from R-1 (high) by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

R-1 (low) – Good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

R-2 (high) – Upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

R-2 (middle) – Adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

R-2 (low) – Lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

R-3 – Lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events and the certainty of meeting such obligations could be impacted by a variety of developments.

R-4 – Speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

R-5 – Highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

D – When the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to D may occur. DBRS may also use SD (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange.”

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements:

Part A: Financial Highlights

Part B: The Registrant’s consolidated financial statements, including the notes thereto, and the report of [ ] thereon, as included in the Registrant’s Annual Report for the fiscal year ended March 31, 2026, as filed with the Securities and Exchange Commission (“SEC”) via EDGAR on June 8, 2026, are incorporated by reference into Part B of this Registration Statement in the section entitled “Financial Statements.” The Registrant’s consolidated financial statements, including the notes thereto, as included in the Registrant’s Semi-Annual report for the fiscal period ended September 30, 2026, as filed with the SEC via EDGAR on [ ], are incorporated by reference into Part B of this Registration Statement in the section entitled “Financial Statements.”

(2)	Exhibits:

	(a)	(1)	Certificate of Trust(1)

		(2)	Second Amended and Restated Agreement and Declaration of Trust(8)

	(b)	Bylaws(2)

	(c)	Not applicable.

	(d)	Amended and Restated Form of Multiple Class Plan(8)

	(e)	Form of Dividend Reinvestment Plan(2)

	(f)	Not applicable.

	(g)	Form of Investment Advisory Agreement(2)

	(h)	(1)	Amended and Restated Form of Distribution Agreement(8)

		(2)	Amended and Restated Form of Selected Intermediary Agreement(8)

		(3)	Amended and Restated Form of Distribution and Servicing Plan(8)

	(i)	Not applicable.

	(j)	Custody Agreement(2)

	(k)	(1)	Form of Administration Agreement(2)

		(2)	Transfer Agency and Service Agreement(2)

		(3)	Form of Expense Limitation Agreement(4)

		(4)	Form of Management Fee Waiver Agreement(2)

	(l)	Opinion and Consent of Delaware Counsel(8)

	(m)	Not applicable.

	(n)	Consent of Independent Registered Public Accounting Firm(8)

	(o)	Not applicable.

	(p)	(1)	Amended and Restated Form of Initial Subscription Agreement(8)

		(2)	Amended and Restated Form of Investor Subscription Agreement(8)

	(q)	Not applicable.

	(r)	(1)	Code of Ethics of Registrant(2)

		(2)	Code of Ethics of Adviser(2)

		(3)	Code of Ethics of Distributor(3)

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(s)	Filing Fee Tables(6)

(t)	Power of Attorney(2)

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-267866), filed on October 13, 2022.
(2)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-267866), filed on May 24, 2023.
(3)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-267866), filed on June 20, 2023.
(4)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-267866), filed on July 29, 2024.
(5)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-282989), filed on November 4, 2024.
(6)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration statement on Form N-2 (File No. 333-294795), filed on March 31, 2026.
(7)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration statement on Form N-2 (File No. 333-294795), filed on July 29, 2026.
(8)	To be filed by amendment.

Item 26.	Marketing Arrangements

See the Distribution Agreement and Selected Intermediary Agreement, forms of which are filed as Exhibit (h)(l) and (h)(2), respectively, to this Registration Statement.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled by or Under Common Control with the Registrant

As of June 30, 2026, each of JPMorgan Private Markets Fund Blocker LLC, PEG Holdco LLC, PEG Intermediate LLC and PEG SPV LLC, each of which is a Delaware limited liability company, are wholly owned by the Registrant. The Subsidiaries’ financial statements are and will be included, on a consolidated basis, in the Registrant’s annual and semi-annual reports to shareholders.

No other person is directly or indirectly controlled by or under common control with the Registrant, except that the Registrant may be deemed to be controlled by J.P. Morgan Investment Management Inc., the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-21011).

Item 29.	Number of Holders of Securities

As of [ ], 2026:

Title of class	Number of Record Holders
Shares of Beneficial Ownership for Class S	[	]
Shares of Beneficial Ownership for Class D	[	]
Shares of Beneficial Ownership for Class I	[	]
Shares of Beneficial Ownership for Class A	[	]

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Item 30.	Indemnification

Reference is made to Article V, Section 5.3 of the Registrant’s Amended and Restated Declaration of Trust. The Registrant, its Trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

See “Management of the Fund” in Part B. The business or other connections of each director and officer of J.P. Morgan Investment Management Inc. is currently listed in the investment adviser registration on Form ADV for J.P. Morgan Investment Management Inc. (File No. 801-21011) and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

J.P. Morgan Investment Management Inc., the Registrant’s investment adviser, at 270 Park Avenue, New York, NY 10017 (records relating to its functions as investment adviser).

J.P. Morgan Institutional Investments Inc., the Registrant’s distributor, at 270 Park Avenue, New York, NY 10017 (records relating to its functions as distributor).

State Street Bank and Trust Company, the Registrant’s custodian, at 1 Congress Street, Suite 1, Boston, MA 02114-2016 (records relating to its functions as custodian).

State Street Bank and Trust Company, the Registrant’s administrator, at One Lincoln Street, Boston, MA 02111-2900 (relating to its functions as administrator).

SS&C GIDS, Inc., the Registrant’s transfer agent, at 1055 Broadway, Kansas City, MO 64105 (relating to its functions as transfer agent).

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

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2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration

4

statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

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6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, the Registrant certifies has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York and State of New York, on the 23rd day of October, 2026.

JPMORGAN PRIVATE MARKETS FUND

By:	/s/ Ashmi Mehrotra*
Name:	Ashmi Mehrotra
Title:	Trustee, Chief Executive Officer and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the 23rd day of October, 2026.

By:	/s/ Ashmi Mehrotra*
Name:	Ashmi Mehrotra
Title:	Trustee, Chief Executive Officer and Principal Executive Officer

By:	/s/ Christopher Cilenti*
Name:	Christopher Cilenti
Title:	Chief Financial Officer, Treasurer and Principal Financial Officer

By:	/s/ Karen Dunn Kelley*
Name:	Karen Dunn Kelley
Title:	Trustee

By:	/s/ Donald Gignac*
Name:	Donald Gignac
Title:	Trustee

By:	/s/ Stacey Hadash*
Name:	Stacey Hadash
Title:	Trustee

*By:	/s/ Henry Pickell
Name:	Henry Pickell
Title:	As Agent or Attorney-in-Fact

October 23, 2026

The original powers of attorney authorizing Carmine Lekstutis, Andrea Santoriello, John Sweeney, Aiman Tariq, Max Vogel and Henry Pickell to execute the Registration Statement, and any amendments thereto, for the trustees and officers of the Registrant on whose behalf this registration statement is filed, have been executed and are incorporated by reference herein to Item 25, Exhibit (t).